EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

by and among

LIDO HOLDCO, INC.

LIDO MERGER SUB, INC.

and

LANDSEA HOMES CORPORATION

Dated as of May 12, 2025

TABLE OF CONTENTS

		Page
Article 1 The OFFER		2
1.1	The Offer	2
1.2	Company Actions	7

Article 2 The Merger		9
2.1	The Merger	9
2.2	Closing and Effective Time of the Merger	10
2.3	Governance Matters	10

Article 3 Conversion of Securities IN THE MERGER		10
3.1	Conversion of Securities.	10
3.2	Payment for Securities; Surrender of Certificates	11
3.3	Dissenting Shares	14
3.4	Treatment of Company Warrants	15
3.5	Treatment of Company Equity Awards.	15
3.6	Withholding Rights	16
3.7	Further Actions	16

Article 4 Representations and Warranties of the Company		17
4.1	Organization and Qualification; Subsidiaries	17
4.2	Capitalization	18
4.3	Authority	19
4.4	No Conflict	20
4.5	Required Filings and Consents	20
4.6	Permits; Compliance with Law	21
4.7	SEC Filings; Financial Statements	21
4.8	Internal Controls	22
4.9	No Undisclosed Liabilities	23
4.10	Absence of Certain Changes or Events	23
4.11	Employee Benefit Plans	23
4.12	Labor Matters	25
4.13	Contracts	26
4.14	Litigation	28
4.15	Environmental Matters	28
4.16	Intellectual Property	29
4.17	Tax Matters	31
4.18	Real Property	33
4.19	Construction Matters	34
4.20	Insurance.	32

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4.21	Opinion of Financial Advisor	35
4.22	Schedule 14D-9; Schedule TO	35
4.23	Brokers	35
4.24	State Takeover Statutes	36
4.25	Affiliate Transactions	36
4.26	Corrupt Practices; Sanctions	36
4.27	Amendments	37
4.28	No Other Representations or Warranties	37

Article 5 Representations and Warranties of Parent and Merger Sub		37
5.1	Organization and Qualification; Subsidiaries	37
5.2	Authority	38
5.3	No Conflict	38
5.4	Required Filings and Consents	38
5.5	Litigation	39
5.6	Schedule TO; Schedule 14D-9	39
5.7	Brokers	39
5.8	Ownership of Company Capital Stock	40
5.9	Ownership of Merger Sub	40
5.10	Solvency	40
5.11	Absence of Certain Arrangements.	40
5.12	Financing	41
5.13	No Other Representations or Warranties	43

Article 6 Covenants		43
6.1	Conduct of Business by the Company and Parent Pending the Closing	43
6.2	Access to Information; Confidentiality	49
6.3	No Solicitation by the Company	50
6.4	Efforts	53
6.5	Merger	56
6.6	Public Announcements	56
6.7	Employee Benefit Matters	57
6.8	Indemnification of Directors and Officers	59
6.9	Takeover Statutes	60
6.10	Section 16 Matters	61
6.11	Stockholder Litigation	61
6.12	Stock Exchange Delisting and Deregistration	61
6.13	14D-10 Matters	61
6.14	Financing Cooperation	62
6.15	Financing	69
6.16	Termination of Affiliate Transactions	71
6.17	Consent to use the “LANDSEA” Mark	71

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Article 7 Conditions to Consummation of the Merger		71
7.1	Purchase of Company Shares	71
7.2	No Injunctions or Restraints; Illegality	72

Article 8 Termination, Amendment and Waiver		72
8.1	Termination	72
8.2	Effect of Termination	74
8.3	Fees and Expenses	74

Article 9 General Provisions		76
9.1	Amendment	76
9.2	Waiver	77
9.3	Non-Survival of Representations and Warranties	77
9.4	Fees and Expenses	77
9.5	Notices	77
9.6	Certain Definitions	78
9.7	Terms Defined Elsewhere	94
9.8	Headings	95
9.9	Severability	95
9.10	Entire Agreement	96
9.11	Assignment	96
9.12	No Third-Party Beneficiaries	96
9.13	Mutual Drafting; Interpretation	96
9.14	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	97
9.15	Counterparts	98
9.16	Specific Performance	99
9.17	Non-Recourse	100

Annex A – Conditions to the Offer

Exhibit A – Amended and Restated Certificate of Incorporation

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 12, 2025 (this “Agreement”), is made by and among Lido Holdco, Inc., a Delaware corporation (“Parent”); Lido Merger Sub, Inc., a Delaware corporation and a wholly owned, direct subsidiary of Parent (“Merger Sub”); and Landsea Homes Corporation, a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 9.6, Section 9.7 or as otherwise defined elsewhere in this Agreement, unless the context clearly indicates otherwise.

WHEREAS, Parent has agreed to cause Merger Sub to, and Merger Sub has agreed to, commence a tender offer (as it may be extended, amended or supplemented from time to time in accordance with this Agreement, the “Offer”) to acquire any and all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Shares”), at a price of $11.30 per Company Share, net to the holder thereof, in cash, without interest thereon (such amount, or any other amount per Company Share that may be paid pursuant to the Offer or the Merger in accordance with this Agreement, being hereinafter referred to as the “Offer Price”), all upon the terms and subject to the conditions set forth herein;

WHEREAS, as soon as practicable following the consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and each Company Share that is not validly tendered and irrevocably accepted pursuant to the Offer (other than Cancelled Shares and Dissenting Shares) will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, and the Company will survive the Merger as a wholly owned Subsidiary of Parent, all upon the terms and subject to the conditions set forth herein;

WHEREAS, the parties intend for the Merger to be governed by, and effected as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer under, Section 251(h) of the DGCL pursuant to the terms of this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously, upon the terms and subject to the conditions set forth herein, (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into this Agreement, (ii) approved and declared advisable the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer and the Merger and the other transactions contemplated by this Agreement upon the terms and subject to the conditions contained herein, (iii) resolved that this Agreement and the Merger be governed by Section 251(h) of the DGCL and (iv) resolved, subject to the terms and conditions set forth in this Agreement, to recommend that the Company Stockholders accept the Offer and tender their Company Shares to Merger Sub pursuant to the Offer (the “Company Board Recommendation”);

WHEREAS, the board of directors of Parent and the board of directors of Merger Sub have (i) declared it advisable for Parent and Merger Sub to enter into this Agreement, and (ii) approved the execution and delivery by Parent and Merger Sub, respectively, of this Agreement, the performance by Parent and Merger Sub, respectively, of their respective covenants and agreements contained herein and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained herein;

WHEREAS, the sole stockholder of Merger Sub has delivered a written consent as the sole stockholder of Merger Sub in accordance with the DGCL and the certificate of incorporation and bylaws of Merger Sub, approving and adopting this Agreement and the transactions contemplated hereby, including the Offer and the Merger, which consent by its terms is effective immediately following the execution and delivery of this Agreement in accordance with Section 228 of the DGCL;

WHEREAS, concurrently with the execution of this Agreement, and as a condition for the Company’s willingness to enter into this Agreement, AP X (QFP AIV I), L.P., AOP Lux X (QFP AIV I), SCSp, AOP X (AIV I FC), L.P., AOP X (AIV III FC), L.P., Apollo Investment Fund X, L.P., Apollo Overseas Partners (Delaware 892) X, L.P., AOP DE X (AIV I FC), L.P., AOP X (AIV II FC), L.P., AOP X (AIV IV FC), L.P., AOP Lux X (AIV III FC), SCSp. and AOP Lux X (AIV I FC), SCSp. (such entities, in such capacity, each an “Investor” and collectively, the “Investors”) have entered into an equity commitment letter (the “Equity Commitment Letter”), dated as of the date hereof;

WHEREAS, concurrently with the execution of this Agreement, and as a condition for the Company’s willingness to enter into this Agreement, the Investors are entering into the Limited Guarantee with respect to certain obligations of Parent and Merger Sub under this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

Article 1
The OFFER

1.1           The Offer.

(a)            Terms and Conditions of the Offer. Provided that this Agreement shall not have been terminated pursuant to Article 8, as promptly as practicable after the date hereof (but in no event more than fifteen (15) Business Days thereafter), Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer to purchase any and all of the outstanding Company Shares at a price per Company Share, subject to the terms of Section 1.1(c), equal to the Offer Price, without interest. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that is disseminated to all of the Company Stockholders as and to the extent required by United States federal securities laws and contains the terms and conditions set forth in this Agreement and in Annex A. Each of Parent and Merger Sub shall consummate the Offer, subject to the terms and conditions hereof and thereof. The obligation of Merger Sub to, and of Parent to cause Merger Sub to, irrevocably accept for payment and pay for any Company Shares validly tendered pursuant to the Offer shall be subject only to (i) the condition (the “Minimum Condition”) that, as of immediately prior to the Expiration Time, there be validly tendered and not withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), a number of Company Shares that, together with the Company Shares then owned by Parent, Merger Sub and any of their respective Affiliates (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h) of the DGCL), represents at least a majority of all then outstanding Company Shares as of the Expiration Time; and (ii) the other conditions set forth in Annex A (as they may be amended in accordance with this Agreement).

(b)            Waiver of Conditions. Parent and Merger Sub expressly reserve the right (but are not obligated to) at any time and from time to time in their sole discretion to waive, in whole or in part, any of the conditions to the Offer, to make any change in the terms of or conditions to the Offer in a manner consistent with the terms of this Agreement or to increase the Offer Price; provided, however, that notwithstanding the foregoing or anything to the contrary set forth herein, without the prior written consent of the Company, Merger Sub may not (and Parent shall not permit Merger Sub to) (i) waive or modify the Minimum Condition or the Termination Condition, or (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) decreases the Offer Price or the number of Company Shares sought to be purchased in the Offer, (C) extends the Offer or the Expiration Time, except as required or permitted by Section 1.1(d), (D) imposes conditions to the Offer other than those set forth in Annex A, or (E) amends any term or condition of the Offer in any manner that is adverse to the Company Stockholders.

(c)            Adjustments to the Offer Price. Notwithstanding anything in this Agreement to the contrary, if, at any time occurring on or after the date hereof and prior to the Acceptance Time, any change in the outstanding Equity Interests of the Company shall occur as a result of any reorganization, reclassification, recapitalization, stock split (including a reverse stock split), subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution (including any dividend or other distribution of securities convertible into Company Shares) with a record date during such period, the Offer Price will be equitably adjusted to reflect such change and provide the holders of each Company Share the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 1.1(c) shall be construed to permit the Company or any Company Subsidiary to take any such action without the consent of Parent if required under Section 6.1.

(d)            Expiration and Extension of the Offer.

(i)             Unless the Offer is extended pursuant to and in accordance with this Agreement, the Offer shall initially expire at 11:59 p.m., New York time, on the twentieth (20th) Business Day following (and including the day of) the commencement of the Offer (determined pursuant to Rule 14(d)-1(g)(3) promulgated under the Exchange Act) (as such date and time may be extended, the “Expiration Time”), unless otherwise agreed to in writing by Parent and the Company. In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended.

(ii)            Notwithstanding the provisions of Section 1.1(d)(i) or anything to the contrary set forth in this Agreement, unless this Agreement has been terminated in accordance with its terms:

(A)       Merger Sub shall extend the Offer for any period required by any Law or Order, or any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC or the staff or NASDAQ, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents;

(B)       if, as of any then-scheduled Expiration Time, any of the conditions to the Offer set forth in Annex A are not satisfied or waived (if permitted hereunder), Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for one or more successive extension periods of five (5) Business Days each (with each such period to end at 11:59 p.m. (New York City time) on the last Business Day of such period) (or any other period as may be approved in advance by the Company) in order to permit the satisfaction of all of the conditions to the Offer; provided, however, that if the sole then-unsatisfied condition to the Offer is the Minimum Condition, Merger Sub shall not be required to extend the Offer for more than four (4) occasions in consecutive periods of five (5) Business Days each (each such period to end at 11:59 p.m. (New York City time) on the last Business Day of such period) (or such other period as may be approved in advance by the parties);

(C)       if, at the then-scheduled expiration time of the Offer, the Company brings or shall have brought any action in accordance with Section 9.16 to enforce specifically the performance of the terms and provisions of this Agreement by Parent or Merger Sub, the expiration time of the Offer shall be extended, subject to Section 1.1(d)(v), (x) for the period during which such action is pending or (y) by such other time period established by the court presiding over such action, as the case may be;

(D)       if, as of any then-scheduled Expiration Time, (A) the full amount of the Closing Commitment Amount (as defined in the Debt Commitment Letter) of the Land Bank Financing has not been funded and will not be available to be funded at the consummation of the Offer or the Closing, and (B) Parent and Merger Sub acknowledge and agree in writing that (1) the Company may terminate this Agreement pursuant to Section 8.1(i) (in accordance with and upon the satisfaction of the requirements set forth therein) and receive the Parent Termination Fee in accordance with Section 8.3(c) and (2) solely with respect to both (x) any termination by the Company pursuant to Section 8.1(i) following the Expiration Time (as extended pursuant to this Section 1.1(d)(ii)(D)), and any payment of the Parent Termination Fee in accordance with Section 8.3(c) and (y) Merger Sub’s obligation, and Parent’s obligation to cause Merger Sub, to consummate the Offer, including to accept and thereafter pay for all Company Shares validly tendered and not withdrawn pursuant to the Offer and in accordance with this Section 1.1(d)(ii)(D), all conditions to the Offer set forth (I) in clause (B)(2)(iii) and (B)(4) of Annex A and (II) other than in respect of any Willful Breach following the date of delivery of such notice, in clause (B)(3) of Annex A will be deemed to have been satisfied or waived at the Expiration Time after giving effect to any extension pursuant to this Section 1.1(d)(ii)(D) and, for the avoidance of doubt, only at such time, Merger Sub shall have the right in its sole discretion to extend the Offer on up to two (2) occasions in consecutive periods of five (5) Business Days each (each such period to end at 11:59 p.m., New York City time, on the last Business Day of such period) (or such other duration as may be agreed to by Parent and the Company); provided, that Merger Sub shall not be permitted to extend the Offer to a date later than the Outside Date (for the avoidance of doubt, as the Outside Date may be extended pursuant to Section 8.1(b));

provided, however, that the foregoing clauses (A), (B), (C), or (D) of this Section 1.1(d)(ii) shall not be deemed to impair, limit or otherwise restrict in any manner the right of the parties to terminate this Agreement pursuant to and in accordance with the terms of Article 8;

(iii)          Neither Parent nor Merger Sub shall extend the Offer in any manner other than pursuant to and in accordance with the provisions of Section 1.1(d)(ii) without the prior written consent of the Company.

(iv)          Neither Parent nor Merger Sub shall terminate or withdraw the Offer prior to the then scheduled expiration of the Offer unless this Agreement is validly terminated in accordance with Article 8, in which case Merger Sub shall (and Parent shall cause Merger Sub to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one (1) Business Day) after such termination of this Agreement.

(v)           Notwithstanding any other provision in this Agreement to the contrary, in no event shall Parent or Merger Sub be required to extend the Offer beyond the Outside Date.

(vi)          If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated in accordance with Article 8, prior to the Acceptance Time, Merger Sub shall, and Parent shall cause Merger Sub to, promptly return or cause to be returned all tendered Company Shares to the registered holders thereof.

(vii)         The Company agrees that no Company Shares held by the Company or any Company Subsidiary will be tendered pursuant to the Offer.

(e)            Payment for Company Shares. On the terms and subject to the conditions set forth in this Agreement and the Offer, including the satisfaction of all conditions to the Offer set forth in Annex A, Merger Sub shall (and Parent shall cause Merger Sub to), at or as promptly as practicable following the Expiration Time (as it may be extended in accordance with Section 1.1(d)(ii)), but in any event within one (1) Business Day thereof, irrevocably accept for payment, and, at or as promptly as practicable following the Acceptance Time, but in any event within three (3) Business Days thereof, pay for all Company Shares that are validly tendered and not withdrawn pursuant to the Offer; provided that with respect to Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, Merger Sub shall be under no obligation to make any payment for such Company Shares unless and until such Company Shares are delivered in settlement or satisfaction of such guarantee. Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds that are necessary to pay for any and all Company Shares that Merger Sub becomes obligated to purchase pursuant to the Offer and this Agreement. For the avoidance of doubt, Merger Sub shall not, without the prior written consent of the Company, accept for payment or pay for any Company Shares if, as a result, Merger Sub would acquire less than the number of Company Shares necessary to satisfy the Minimum Condition. The Offer Price payable in respect of each Company Share validly tendered and not withdrawn pursuant to the Offer shall be paid without interest, net to the holder thereof in cash, subject to reduction for any withholding Taxes payable in respect thereof pursuant to Section 3.6, applicable Law and the terms and conditions of the Offer. The Company shall register the transfer of any Company Shares irrevocably accepted for payment effective immediately after the Acceptance Time; provided that Merger Sub shall have paid for such Company Shares concurrently with such transfer.

(f)            Schedule TO; Offer Documents. As soon as practicable on the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Parent and Merger Sub shall:

(i)             prepare and file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer in accordance with Rule 14d-3(a) promulgated under the Exchange Act, which Schedule TO shall contain as an exhibit the Offer to Purchase and forms of the letter of transmittal and summary advertisement, if any, and other required or customary ancillary documents and exhibits, in each case, in respect of the Offer (together with any supplements or amendments thereto, and including all exhibits thereto, the “Offer Documents”);

(ii)           deliver a copy of the Offer Documents to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act;

(iii)          give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Offer Documents, to NASDAQ in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and

(iv)          cause the Offer Documents to be disseminated to all Company Stockholders as and to the extent required by applicable Law (including the Exchange Act).

(g)            Review; Comment Period. Parent and Merger Sub shall cause the Schedule TO and the Offer Documents to comply as to form in all material respects with the requirements of applicable Law. The Company shall promptly furnish in writing to Parent and Merger Sub all information concerning the Company, the Company Subsidiaries and the directors and officers of the Company that are required by applicable Law or are reasonably requested by Parent to be included in the Schedule TO or the other Offer Documents so as to enable Parent and Merger Sub to comply with their obligations under this Section 1.1(g) and, unless the Company Board has effected a Company Change of Board Recommendation in accordance with Section 6.3, shall allow Parent and Merger Sub to include the Company Board Recommendation in the Offer Documents. Parent, Merger Sub and the Company shall cooperate in good faith to determine the information regarding the Company, its Subsidiaries, the stockholders of the Company and the directors and officers of the Company that is necessary or is reasonably requested by Parent and Merger Sub to include in the Schedule TO and the Offer Documents in order to satisfy applicable Law. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it or any of its respective Representatives for use in the Schedule TO or the Offer Documents if and to the extent such information shall have become false or misleading in any material respect.

Parent and Merger Sub shall take all steps necessary to cause the Schedule TO and the Offer Documents, as so corrected, to be filed with the SEC and the Offer Documents, as so corrected, to be disseminated to the Company Stockholders, in each case, as and to the extent required by applicable Law, or by the SEC or its staff or NASDAQ. Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents prior to the filing thereof with the SEC, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Parent and Merger Sub shall provide in writing to the Company and its counsel any and all written comments or other substantive communications (and shall orally describe any oral comments or other substantive oral communications) that Parent, Merger Sub or their counsel may receive from the SEC or any other Governmental Entity or its staff with respect to the Schedule TO and the Offer Documents promptly after such receipt, and Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or any other Governmental Entity or its staff (including by providing a reasonable opportunity for the Company and its counsel to review and comment on any such response, which comments Parent and Merger Sub shall consider reasonably and in good faith). Parent and Merger Sub shall use reasonable best efforts to respond promptly to any such comments.

1.2            Company Actions.

(a)            Schedule 14D-9. The Company shall (i) file with the SEC, concurrently with or as promptly as reasonably practicable after the filing by Parent and Merger Sub of the Schedule TO and the Offer Documents, a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”) containing, (x) except as provided in Section 6.3, the Company Board Recommendation and (y) a notice of appraisal rights in accordance with Section 262 of the DGCL, and (ii) take all steps necessary to disseminate the Schedule 14D-9 promptly after commencement of the Offer to the Company Stockholders as and to the extent required by Rule 14d-9 promulgated under the Exchange Act and any other applicable United States federal securities Laws. The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with the requirements of applicable Law. If requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the Company Stockholders together with the Offer Documents. Each of Parent and Merger Sub shall promptly furnish in writing to the Company all information concerning Parent and Merger Sub and their respective Subsidiaries, the stockholders of Parent or Merger Sub and the directors and officers of Parent or Merger Sub that is required by applicable Law or is reasonably requested by the Company to be included in the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 1.2(a). Parent, Merger Sub and the Company shall cooperate in good faith to determine the information regarding Parent and Merger Sub and their respective Subsidiaries, the stockholders of Parent or Merger Sub and the directors and officers of Parent or Merger Sub that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Law.

Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it or any of its respective Representatives for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the Company Stockholders, in each case, as and to the extent required by applicable Law, or by the SEC or its staff or NASDAQ. Unless the Company Board has effected a Company Change of Board Recommendation and except in connection with any disclosures made in compliance with Section 6.3(g), the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel (it being understood that Parent, Merger Sub and their counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board has effected a Company Change of Board Recommendation and except in connection with any disclosures made in compliance with Section 6.3(g), the Company shall provide in writing to Parent, Merger Sub and their counsel any and all written comments or other substantive communications (and shall orally describe any oral comments or other substantive oral communications) that the Company or its counsel may receive from the SEC or any other Governmental Entity or its staff with respect to the Schedule 14D-9 promptly after such receipt, and unless the Company Board has effected a Company Change of Board Recommendation and except in connection with any disclosures made in compliance with Section 6.3(g), the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or any other Governmental Entity or its staff (including by providing a reasonable opportunity for Parent, Merger Sub and their counsel to review and comment on any such response, which comments the Company shall consider reasonably and in good faith). The Company shall use reasonable best efforts to respond promptly to any such comments.

(b)            Company Information. In connection with the Offer, the Company shall, or shall cause its transfer agent to, promptly after the date of this Agreement and from time to time thereafter as reasonably requested by Parent, furnish Parent and Merger Sub with such assistance and such information available to the Company as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer to the record and beneficial holders of Company Shares, including a list, as of the most recent practicable date, of the Company Stockholders, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of Company Shares (including updated lists of stockholders, mailing labels, listings or files of securities positions). Subject to applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Merger Sub (and their respective agents) shall:

(i)             hold in confidence in accordance with the Confidentiality Agreement the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions;

(ii)            use such information only in connection with the Offer and the Merger and only in the manner permitted by this Agreement; and

(iii)           if this Agreement or the Offer is terminated, promptly return (and use their respective reasonable best efforts to cause their agents to deliver) to the Company or destroy any and all copies and any extracts or summaries from such information then in their possession or control.

Article 2
The Merger

2.1           The Merger.

(a)            Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger and a Subsidiary of Parent (the “Surviving Corporation”). The Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, in each case, as provided under the DGCL.

(b)           At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, (i) the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read in its entirety in the form of the certificate of incorporation set forth on Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (subject to Section 6.8), and (ii) the bylaws of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read in their entirety in the form of the bylaws of Merger Sub as in effect immediately prior to the Effective Time and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein and in the certificate of incorporation of the Surviving Corporation and by applicable Law (subject to Section 6.8).

(c)            Notwithstanding anything in this Agreement to the contrary, if, at any time occurring on or after the Acceptance Time until the Effective Time, any change in the outstanding Equity Interests of the Company shall occur as a result of any reorganization, reclassification, recapitalization, stock split (including a reverse stock split), subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution (including any dividend or other distribution of securities convertible into Company Shares) with a record date during such period, the Merger Consideration and any other similarly dependent items, as the case may be, will be equitably adjusted to reflect such change and provide the holders of each Company Share and Company Equity Award the same economic effect as contemplated by this Agreement prior to such event.

2.2           Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place as soon as practicable following the Acceptance Time (but, in any event no later than the Business Day immediately following the Acceptance Time), subject to the satisfaction or waiver of all of the applicable conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver (if permitted by applicable Law) of those conditions at the Closing) (the “Closing Date”), by electronic exchange of documents, unless another time, date or place is agreed to in writing by the parties hereto. Upon the terms and subject to the conditions set forth in this Agreement, as promptly as reasonably practicable on the Closing Date, or such other date and time to which Merger Sub and the Company may agree in writing, the Company shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL, and the Company and Merger Sub shall make all other filings required under the DGCL in connection with the consummation of the Merger. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger (such date and time at which the Merger becomes effective is hereinafter referred to as the “Effective Time”).

2.3           Governance Matters.

(a)            At the Effective Time, the Company and the Surviving Corporation shall take all necessary action such that the directors of Merger Sub immediately prior to the Effective Time, or such other individuals designated by Parent as of the Effective Time, shall become the directors of the Surviving Corporation, each to hold office, from and after the Effective Time, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b)            The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Article 3
Conversion of Securities IN THE MERGER

3.1           Conversion of Securities. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a)            Conversion of Company Shares. Each Company Share issued and outstanding immediately prior to the Effective Time, other than (A) any Dissenting Shares and (B) any Cancelled Shares, shall be converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest and less any applicable withholding Tax pursuant to Section 3.6. From and after the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon surrender of Certificates or Book-Entry Shares in accordance with Section 3.2 or Section 3.4.

(b)            Merger Sub Equity Interests. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(c)            Cancelled Shares. Each Company Share that is owned directly by the Company (or any wholly owned Subsidiary of the Company), Parent, Merger Sub or any of their respective Affiliates immediately prior to the Effective Time (the “Cancelled Shares”) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

3.2           Payment for Securities; Surrender of Certificates.

(a)            Paying Agent. Prior to the Acceptance Time, Parent or Merger Sub shall designate a reputable U.S. bank or trust company to act as depositary agent for the Company Stockholders entitled to receive the Offer Price pursuant to Section 1.1(e) and as the paying agent for the Company Stockholders entitled to receive Merger Consideration pursuant to Section 3.1(a) (the identity and terms of designation and appointment of which shall be subject to the reasonable prior approval of the Company) (the “Paying Agent”). Parent shall pay, or cause to be paid, the fees and expenses of the Paying Agent. At or promptly after the Acceptance Time, Parent shall deposit, or cause to be deposited, with the Paying Agent cash in immediately available funds in an amount equal to (i) the aggregate consideration to which the Company Stockholders are entitled to receive pursuant to Section 1.1(e) and (ii) the aggregate Merger Consideration payable pursuant to Section 3.1(a) (such cash amounts, collectively, the “Exchange Fund”) for the sole benefit of the holders of Company Shares. The Exchange Fund shall be maintained in an interest-bearing account by the Paying Agent pending payment thereof by the Paying Agent to the holders of the Company Shares. Interest on the Exchange Fund shall be the sole and exclusive property of Parent or Merger Sub, and no part of such earnings shall accrue to the benefit of holders of Company Shares. Parent shall cause the Paying Agent to make delivery of the Offer Price and Merger Consideration, as applicable, out of the Exchange Fund in accordance with this Agreement. In the event the Exchange Fund shall at any time be insufficient to pay the aggregate amounts contemplated by Section 1.1(e) and Section 3.1(a), Parent shall, or shall cause Merger Sub to, promptly deposit additional cash in immediately available funds, as applicable, with the Paying Agent in an amount that is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(b)           Procedures for Surrender.

(i)       Payment of Offer Price. Following the Acceptance Time, Parent and Merger Sub shall cause the Paying Agent to pay the Company Stockholders that are entitled to receive the Offer Price pursuant to Section 1.1(e) such amount in respect thereof in accordance with the terms of Section 1.1(e) and in compliance with the terms of this Agreement.

(ii)       Certificates. As soon as practicable after the Effective Time (and in no event later than five (5) Business Days after the Effective Time), Parent or the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Company Shares represented by certificates (the “Certificates”), which Company Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (A) a letter of transmittal, which shall be in a customary form reasonably acceptable to the Company and Parent prior to the Effective Time and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, shall have a customary release of all claims against Parent, Merger Sub and the Company arising out of or related to such holder’s ownership of Company Shares and shall otherwise be in such form as Parent and the Paying Agent shall reasonably agree upon (a “Letter of Transmittal”) and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)) in exchange for payment of the Merger Consideration, the forms of which Letter of Transmittal and instructions shall be subject to the reasonable approval of the Company prior to the Effective Time. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 3.2(e)) to the Paying Agent or to such other agent or agents as may be appointed in writing by Merger Sub, and upon delivery of a Letter of Transmittal, duly executed and in proper form, with respect to such Certificates, the holder of such Certificates shall be entitled to receive the Merger Consideration for each Company Share formerly represented by such Certificates (after giving effect to any required Tax withholdings as provided in Section 3.6), and any Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any Transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Agreement, except for Certificates representing any Dissenting Shares, which shall represent the right to receive payment of the fair value of such Company Shares in accordance with and to the extent provided by Section 262 of the DGCL, or any Cancelled Shares.

(iii)       Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of non-certificated Company Shares represented by book-entry (“Book-Entry Shares”) shall be required to deliver a Certificate or, in the case of holders of Book-Entry Shares held through The Depository Trust Company, an executed Letter of Transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 3.1(a). In lieu thereof, each holder of record of one (1) or more Book-Entry Shares held through The Depository Trust Company whose Company Shares were converted into the right to receive the Merger Consideration shall upon the Effective Time, in accordance with The Depository Trust Company’s customary procedures (including receipt by the Paying Agent of an “agent’s message” (or such other evidence of transfer or surrender as the Paying Agent may reasonably request)) and such other procedures as agreed by the Company, Parent, the Paying Agent and The Depository Trust Company, be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver to The Depository Trust Company or its nominee, for the benefit of the holder of such Book-Entry Shares held through it, as promptly as practicable after the Effective Time, in respect of each such Book-Entry Share, the Merger Consideration for each such Book-Entry Share (after giving effect to any required Tax withholdings as provided in Section 3.6) and such Book-Entry Shares of such holder shall forthwith be cancelled. As soon as practicable after the Effective Time (and in no event later than five (5) Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Book-Entry Shares not held through The Depository Trust Company (A) a Letter of Transmittal and (B) instructions for returning such Letter of Transmittal in exchange for the Merger Consideration, the forms of which Letter of Transmittal and instructions shall be subject to the reasonable approval of the Company prior to the Effective Time. Upon delivery of such Letter of Transmittal, in accordance with the terms of such Letter of Transmittal, duly executed and in proper form, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration, for each such Book-Entry Share (after giving effect to any required Tax withholdings as provided in Section 3.6), and such Book-Entry Shares so surrendered shall forthwith be cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Agreement, except for Book-Entry Shares representing Dissenting Shares, which shall be deemed to represent the right to receive payment in accordance with and to the extent provided by Section 262 of the DGCL, or Cancelled Shares.

(c)       Transfer Books; No Further Ownership Rights in Company Shares. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further recording or registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of this Section 3.2, or Certificates and Book-Entry Shares representing Dissenting Shares, which shall be deemed to represent the right to receive payment in accordance with and to the extent provided by Section 262 of the DGCL, or Cancelled Shares. The Merger Consideration paid to such Company Stockholders in accordance with the terms of this Article 3 shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares, except for Certificates and Book-Entry Shares representing Dissenting Shares, which shall represent the right to receive payment in accordance with and to the extent provided by Section 262 of the DGCL. Notwithstanding the foregoing, if, after the Effective Time, Certificates or any other valid evidence of ownership of Company Shares that have not previously been surrendered are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the applicable Merger Consideration as provided in this Agreement.

(d)       Termination of Exchange Fund; Abandoned Property; No Liability. Any portion of the Exchange Fund (including any interest received with respect thereto) made available to the Paying Agent that remains unclaimed by the holders of Certificates or Book-Entry Shares on the first (1st) anniversary of the Effective Time will be returned to the Surviving Corporation, upon demand, and any such holder who has not tendered its Certificates or Book-Entry Shares for the Merger Consideration in accordance with Section 3.2(b) prior to such time shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) for delivery of the Merger Consideration, in each case without interest and subject to any withholding of Taxes required by applicable Law, in respect of such holder’s surrender of its Certificates or Book-Entry Shares and compliance with the procedures in Section 3.2(b). Any Merger Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. None of the Surviving Corporation, the Company, Merger Sub, Parent or the Paying Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any Person in respect of any part of the Merger Consideration made available to the Paying Agent delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)       Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit, in customary form, reasonably acceptable to Parent (which shall contain an agreement in customary form to indemnify Parent, Merger Sub, the Surviving Corporation and their respective Affiliates against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or their respective Affiliates on account of the alleged loss, theft or destruction of such Certificates) of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 3.1(a), without interest and subject to any withholding of Taxes required by applicable Law. In addition, Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration require the owner(s) of such lost, stolen or destroyed Certificates to deliver a bond in a customary and reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

3.3           Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement (but subject to the provisions of this Section 3.3), Company Shares outstanding immediately prior to the Effective Time and held by a holder who has neither voted in favor of the Merger nor consented thereto in writing and who is entitled to demand, and has properly demanded, appraisal for such Company Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such Company Shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger

Consideration. At the Effective Time, all Dissenting Shares shall be cancelled and cease to exist, and the holders of Dissenting Shares shall only be entitled to the rights granted to them under the DGCL. If any such holder of Dissenting Shares fails to perfect or otherwise waives, withdraws or loses its right to appraisal under Section 262 of the DGCL or other applicable Law, then such Dissenting Shares shall be deemed to have been converted into, as of the Effective Time, and shall be exchangeable for, subject to compliance with the procedures in Section 3.2(b), solely the right to receive the Merger Consideration, without interest and subject to any withholding of Taxes pursuant to Section 3.6 and as required by applicable Law. The Company shall give Parent: (i) prompt notice (and in any event within one (1) Business Day) of any written demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand; and (ii) the right to participate in and direct all negotiations and Proceedings with respect to any such demand, notice or instrument. The Company shall not pay or settle, or make any payment or settlement offer, prior to the Effective Time with respect to any such demand, notice or instrument or agree to do any of the foregoing unless Parent shall have given its written consent (not to be unreasonably withheld) to such payment or settlement, or payment or settlement offer.

3.4           Treatment of Company Warrants. Effective as of immediately prior to the Effective Time, each Warrant that is outstanding and unexercised immediately prior thereto, whether vested or unvested, shall be treated in accordance with the terms and conditions specified in the applicable Warrant.

3.5           Treatment of Company Equity Awards.

(a)       Company Stock Options. Effective as of immediately prior to the Effective Time, each Company Stock Option that is outstanding and unexercised immediately prior thereto, whether vested or unvested, shall by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and terminated and converted into the right to receive from the Surviving Corporation an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Company Shares underlying such Company Stock Option immediately prior to the Effective Time, by (y) an amount equal to (A) the Merger Consideration, less (B) the per share exercise price of such Company Stock Option (the “Option Consideration”); provided, however, that any Company Stock Option with respect to which the applicable per share exercise price is greater than the Merger Consideration shall be cancelled without consideration therefor. Parent shall pay by wire transfer of immediately available funds to the Surviving Corporation, and the Surviving Corporation shall, or Parent shall cause the Surviving Corporation to, pay to each holder of a Company Stock Option, the applicable Option Consideration with respect to such Company Stock Option (less any applicable withholding Taxes) as promptly as practicable (and in no event later than the next regularly scheduled payroll date) after the Effective Time.

(b)       Company RSU Awards. Effective as of immediately prior to the Effective Time, each Company RSU Award that is outstanding immediately prior thereto shall by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and terminated and converted into the right to receive from the Surviving Corporation an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of Company Shares underlying such Company RSU Award immediately prior to the Effective Time, by (y) the Merger Consideration (the “RSU Consideration”). Parent shall pay by wire transfer of immediately available funds to the Surviving Corporation, and the Surviving Corporation shall, or Parent shall cause the Surviving Corporation to, pay to each holder of a Company RSU Award the applicable RSU Consideration (less any applicable withholding Taxes) as promptly as practicable (and in no event later than the next regularly scheduled payroll date) after the Effective Time.

(c)       Company PSU Awards. Effective as of immediately prior to the Effective Time, each Company PSU Award that is outstanding immediately prior thereto shall by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and terminated and converted into the right to receive from the Surviving Corporation an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of Company Shares underlying such Company PSU Award (with any performance-based goals deemed to be achieved at the “target” level of performance), by (y) the Merger Consideration (the “PSU Consideration”). Parent shall pay by wire transfer of immediately available funds to the Surviving Corporation, and the Surviving Corporation shall, or Parent shall cause the Surviving Corporation to, pay to each holder of a Company PSU Award the applicable PSU Consideration (less any applicable withholding Taxes) as promptly as practicable (and in no event later than the next regularly scheduled payroll date) after the Effective Time.

3.6           Withholding Rights. Parent, Merger Sub, the Surviving Corporation, the Company and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, such amounts that Parent, Merger Sub, the Surviving Corporation, the Company or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any provision of applicable Tax Law; provided, however, that, except (i) with respect to amounts treated as compensation for Tax purposes or (ii) as a result of the failure of any holder of Company Shares to provide Internal Revenue Service Form W-9 or W-8, as applicable, demonstrating that such holder is exempt from withholding, Parent shall provide the Company commercially reasonable notice of any applicable payor’s intention to make such deduction or withholding and provide the Company with a reasonable opportunity to obtain reduction of or relief from such deduction or withholding. Parent shall reasonably cooperate with the Company to obtain such reduction of or relief from such deduction or withholding. To the extent that amounts are so withheld and timely paid over to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding any other provision of this Agreement to the contrary (including Annex A), the only recourse of Parent, Merger Sub and their Affiliates in case of a breach of the representation provided pursuant to Section 4.17(b) shall be to make appropriate withholding pursuant to this Section 3.6 under Section 1445 of the Code.

3.7           Further Actions. As of the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company and Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Article 4
Representations and Warranties of the Company

Except as set forth in (i) other than with respect to Sections 4.2(a), 4.2(b), or 4.2(d), the Company SEC Documents filed on or after January 1, 2023 and publicly available prior to the date hereof (other than any disclosures contained under the captions “Risk Factors” or “Forward Looking Statements,” and any other disclosures that are predictive, cautionary or forward-looking in nature but, for the purpose of clarification, including and giving effect to any factual or historical statements included in any such statements), or (ii) the corresponding sections of the disclosure letter delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure in any Section or Subsection of the Company Disclosure Letter shall be deemed disclosed with respect to all sections of this Agreement and all other sections or subsections of the Company Disclosure Letter to the extent that the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub as follows:

4.1           Organization and Qualification; Subsidiaries.

(a)       The Company is a corporation, duly organized and validly existing under the Laws of Delaware and has requisite corporate power and authority to own, lease and operate its properties and assets, except for such failures to have such power that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is in good standing under the Laws of Delaware and has requisite corporate power and authority to carry on its business as it is now being conducted, except for such failures to be in good standing or to have such power that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Subsidiaries (each, a “Company Subsidiary”) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its “significant subsidiaries” (as defined in Regulation S-X promulgated under the Securities Act) (each, a “Significant Company Subsidiary”) is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)       The Company has made available or caused to be made available to Parent true, correct and complete copies of (i) any amendments to the Second Amended and Restated Certificate of Incorporation of the Company (the “Company Charter”) not filed prior to the date hereof with the SEC, (ii) any amendments to the Second Amended and Restated Bylaws of the Company (the “Company Bylaws”) not filed prior to the date hereof with the SEC and (iii) the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each Significant Company Subsidiary. The Company is in compliance in all material respects with the provisions of the Company Charter and the Company Bylaws and each Significant Company Subsidiary is in compliance in all material respects with its organizational and governing documents.

(c)       Section 4.1(c) of the Company Disclosure Letter sets forth as of the date hereof a true, correct and complete list of the Company Subsidiaries, together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary. Neither the Company nor any Company Subsidiary, directly or indirectly, owns any Equity Interest in any Person other than the Company Subsidiaries. All of the outstanding shares of capital stock of, or other Equity Interests in, each Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in Section 4.1(c) of the Company Disclosure Letter, all of the outstanding shares of capital stock of, or other Equity Interests in, each Company Subsidiary are owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens.

4.2           Capitalization.

(a)       The authorized capital stock of the Company consists of (i) 500,000,000 Company Shares, of which, as of the close of business on May 8, 2025 (the “Capitalization Date”), there were 36,409,560 Company Shares issued and outstanding (excluding no Company Shares held in treasury), (ii) 50,000,000 shares of preferred stock, par value $0.0001 per share, of the Company (the “Company Preferred Stock”), of which, as of the Capitalization Date, no shares of Company Preferred Stock were issued and outstanding and (iii) Warrants to purchase an aggregate of 1,552,500 Company Shares at an exercise price of $11.50 per share. No Company Subsidiary owns any Company Shares or has any option or warrant to purchase any Company Shares or any other Equity Interest in the Company. All of the outstanding Company Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b)       As of the close of business on the Capitalization Date, (i) 587,858 Company Shares were subject to issuance pursuant to outstanding Company Stock Options granted and outstanding under the Company Equity Plan, (ii) 592,322 Company Shares were subject to issuance pursuant to Company RSU Awards granted and outstanding under the Company Equity Plan, (iii) 1,282,877 Company Shares were subject to issuance pursuant to Company PSU Awards (assuming “target” performance goals are achieved) granted and outstanding under the Company Equity Plan and (iv) 2,563,587 Company Shares were reserved for future issuance under the Company Equity Plan for awards not yet granted. All Company Shares subject to issuance under the Company Equity Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(c)       Section 4.2(c) of the Company Disclosure Letter sets forth, as of the close of business on the Capitalization Date, for each Company Equity Award, the holder, type of award, grant date, number of Company Shares subject to the Company Equity Award, vesting schedule and, if applicable, exercise price and expiration date.

(d)       As of the close of business on the Capitalization Date, other than the Warrants and the Company Equity Awards, there are no outstanding Equity Interests or other options, warrants or other rights, relating to or based on the value of any Equity Interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, acquire or sell any Equity Interests of the Company or any Company Subsidiary. Since the close of business on the Capitalization Date through the date of this Agreement, the Company has not issued any Company Shares, Company Equity Awards or other Equity Interests (including shares of Company Preferred Stock) other than Company Shares issued upon the exercise or settlement of Company Equity Awards outstanding as of the close of business on the Capitalization Date in accordance with their terms.

(e)       Other than the Company Equity Awards, there are no obligations (whether outstanding or authorized) of the Company or any Company Subsidiary requiring the redemption or repurchase of, or containing any right of first refusal with respect to, or granting any preemptive rights with respect to, any Company Shares or other Equity Interests of the Company or any Company Subsidiary. Other than the Stockholder Agreement, there are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of Company Shares or other Equity Interests of the Company or any Company Subsidiary, other than any such agreements solely between and among the Company and any Company Subsidiary or solely between and among two or more Company Subsidiaries. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Shares may vote.

(f)       Section 4.2(f) of the Company Disclosure Letter sets forth, as of the Capitalization Date (i) the aggregate amount of Indebtedness outstanding under the Company Credit Facility and (ii) the aggregate amount of letters of credit that are cash collateralized by the Company Credit Facility.

4.3          Authority. Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.8, the Company has all requisite corporate power and authority necessary to execute and deliver this Agreement and, assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, to perform (subject to the conditions contained herein) its obligations hereunder and to consummate the transactions contemplated by the Agreement, including the Merger and the Offer. The Company Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable, for the Company to enter into this Agreement, (ii) approved and declared advisable the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer and the Merger and the other transactions contemplated by this Agreement upon the terms and subject to the conditions contained herein, (iii) resolved that this Agreement and the Merger be governed by Section 251(h) of the DGCL and (iv) resolved, subject to the terms and conditions set forth in this Agreement, to make the Company Board Recommendation agreed and authorized that this Agreement and the Merger be governed by Section 251(h) of the DGCL. Assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL, and assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.8, no other corporate proceedings on the part of the Company are necessary to adopt this Agreement or to consummate the Offer or the Merger. This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by Parent and Merger Sub, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles, including specific performance and injunctive and other forms of equitable relief (the “Enforceability Exceptions”).

4.4          No Conflict. Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.8, none of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both) conflict with or violate any provision of the Company Charter or the Company Bylaws in any material respect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger, the Offer or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both), (a) assuming that all consents, approvals, authorizations and permits described in Section 4.5 have been obtained and all filings and notifications described in Section 4.5 have been made and any waiting periods thereunder have terminated or expired, and any other condition precedent to such consent, approval, authorization or waiver has been satisfied, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets or (b) require any consent or approval under, violate, conflict with, result in any breach of, or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to any Company Material Contract or Company Real Property Lease to which the Company or any Company Subsidiary is a party or by which they or any of their respective properties or assets may be bound or any material Company Permit.

4.5           Required Filings and Consents. Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.4, none of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger, the Offer or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing of the Certificate of Merger as required by the DGCL, (b) compliance with any applicable foreign, federal or state securities or blue sky Laws, including pursuant to the applicable requirements of the Securities Act and the Exchange Act, (c) such filings as may be required under the rules and regulations of NASDAQ, (d) the filing with the SEC of the Schedule TO, Schedule 14D-9 and the Offer Documents and such other reports required in connection with the transactions pursuant to this Agreement under, and such other compliance with, the Exchange Act and the Securities Act and the rules and regulations thereunder and (e) consents, approvals, authorizations or permits of, filings, registrations with or notifications to, any Governmental Entity (including with respect to any Competition Laws), the failure of which to obtain or make would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.6           Permits; Compliance with Law.

(a)       The Company and the Company Subsidiaries hold all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted (collectively, the “Company Permits”), except where the failure to comply with, to obtain or have, or the suspension or cancellation of, or failure to be valid or to be in full force and effect of, any of the Company Permits, would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)       Neither the Company nor any Company Subsidiary is, and since January 1, 2022, has not been, in conflict with, default under or violation of any Law (including RESPA and Regulation X) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults or violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.7           SEC Filings; Financial Statements.

(a)       Since January 1, 2022, the Company has, in all material respects, timely filed with or otherwise furnished (as applicable) to the SEC all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and documents required to be filed or furnished by it with the SEC under the Securities Act or the Exchange Act, as the case may be (such documents and any other documents filed or furnished by the Company with the SEC since January 1, 2022, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates or, if supplemented, modified or amended prior to the date hereof, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (i) did not (or, with respect to the Company SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied, as of such date, as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations of the SEC thereunder and the listing and corporate governance rules and regulations of NASDAQ, provided, however, in each case, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. None of the Company’s Subsidiaries is required to file periodic reports with the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company or any Company Subsidiary relating to the Company SEC Documents. To the Knowledge of the Company as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation.

(b)       The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and Company Subsidiaries (including, in each case, any related notes thereto) included in the Company SEC Documents (collectively, the “Company Financial Statements”) (i) when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto and (ii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and the consolidated Company Subsidiaries, taken as a whole, as of the dates and for the periods referred to therein in accordance with GAAP applied on a consistent basis during the periods involved (subject, in the case of interim financial statements, to normal and recurring year-end adjustments none of which would be material, individually or in the aggregate, and the absence of notes, none of which if presented would materially differ from those presented in the audited Company Financial Statements and except as may be indicated in the notes thereto).

(c)       Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company SEC Documents.

(d)       The reserve for warranty set forth on the most recent balance sheet included in the Company Financial Statements includes the Company’s reasonable estimate, as of December 31, 2024, of the total liability of the Company and Company Subsidiaries for warranty and construction defect claims arising from the sale of residential units.

4.8           Internal Controls.

(a)       The Company has designed and maintains in all material respects a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries and the preparation of financial statements for external purposes in accordance with GAAP. The Company (i) maintains in all material respects “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports and (ii) based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, has disclosed to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have not been remediated and are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(b)       Neither the Company nor any of the Company Subsidiaries has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

4.9           No Undisclosed Liabilities. Except for those liabilities and obligations (a) specifically disclosed or reflected and adequately reserved against or provided for in the Company Financial Statements as of December 31, 2024, (b) incurred in the ordinary course of business consistent with past practice since December 31, 2024 (none of which is a liability resulting from a breach of contract, breach of warranty, tort, infringement or misappropriation), (c) for Taxes, (d) incurred in accordance with this Agreement or in connection with any transaction contemplated by this Agreement or (e) that otherwise are not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, taken as a whole, neither the Company nor any Company Subsidiary is, as of the date of this Agreement, subject to any liabilities or obligations, whether accrued, contingent or otherwise.

4.10         Absence of Certain Changes or Events.

(a)       Since December 31, 2024 through the date of this Agreement, the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.

(b)       Since December 31, 2024 through the date of this Agreement, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.11         Employee Benefit Plans.

(a)       Section 4.11(a) of the Company Disclosure Letter lists all material Benefit Plans, excluding (i) any Benefit Plan that is an employment offer letter that does not provide for a fixed term of employment, require notice to terminate, or provide for any severance, change in control or retention payments and (ii) any individual award agreement evidencing a Company Equity Award, that, in the case of each of clauses (i) and (ii), is on substantially the form(s) listed on Section 4.11(a) of the Company Disclosure Letter.

(b)       The Company has made available to Parent, with respect to each material Benefit Plan, (i) each writing constituting a part of such Benefit Plan, including all amendments thereto, and all plan documents, trust agreements, and insurance Contracts and other funding vehicles, (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any, (iii) the current summary plan description and any material modifications thereto, if any, (iv) the most recent annual financial report, trustee report, audit report or actuarial report, if any, and (v) the most recent determination or opinion letter from the IRS (if applicable) for such Benefit Plan.

(c)       Except as would not have had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Benefit Plan has been maintained, operated, registered and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, (ii) each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and there are no circumstances likely to result in the loss of the qualification of such plan under Section 401(a) of the Code, (iii) none of the Company, any Company Subsidiary or any ERISA Affiliate has now or at any time within the previous six (6) years contributed to, sponsored or maintained (or has been required to contribute to, sponsor or maintain) a Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code, (iv) no Benefit Plan provides medical, life insurance or other welfare benefits with respect to Participants beyond their retirement or other termination of service, other than coverage mandated by applicable Law, (v) no liability under Title IV of ERISA has been incurred, or is reasonably expected to be incurred, by the Company, any of the Company Subsidiaries or any ERISA Affiliate with respect to any Benefit Plan, in each case, that has not been satisfied in full (other than with respect to amounts not yet due), and no condition, event or circumstance exists that presents a risk to the Company, any Company Subsidiaries or, to the Knowledge of the Company, any ERISA Affiliate of the Company of incurring a liability thereunder, (vi) all contributions or other amounts payable by the Company or the Company Subsidiaries with respect to each Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due), (vii) none of the Company, any of the Company Subsidiaries, any Participants or any Benefit Plan that is subject to ERISA, or any trust created thereunder or any trustee or administrator thereof, has engaged in a nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) and (viii) there are no pending or, to the Knowledge of the Company, threatened complaints, lawsuits or claims (other than claims for benefits in accordance with the terms of the Benefit Plans) by, on behalf of or against any of the Benefit Plans or any trusts related thereto, or against any fiduciary of any Benefit Plan. None of the Company, any Company Subsidiary or any ERISA Affiliate has now or at any time within the previous six (6) years contributed to, sponsored or maintained (or has been required to contribute to, sponsor or maintain) a Multiemployer Plan or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control within the meaning of Section 4063 of ERISA.

(d)       Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any Participant to severance, change of control, retention or similar pay or benefits, (ii) cause any payment or funding (through a grantor trust or otherwise) to become due or accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any Participant, or increase the amount payable, pursuant to any Benefit Plan, (iii) result in any forgiveness of indebtedness of any Participant, or (iv) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code to any Person. Neither the Company nor any Company Subsidiary has any obligation to gross up, indemnify or otherwise reimburse any Participant for any Taxes incurred pursuant to Sections 409A or 4999 of the Code.

4.12         Labor Matters.

(a)       Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries currently complies, and since January 1, 2023 has complied, with all applicable Laws respecting labor, employment, immigration, employment practices, social security and Taxes in connection with employees and independent contractors, including all Laws respecting terms and conditions of employment, hiring, promotion, termination, workers’ compensation, health and occupational safety, non-discrimination, harassment, child labor, privacy, disability rights or benefits, equal opportunity, plant closings, mass layoffs, affirmative action, payment of social security dues and contributions, profit sharing, labor relations, right to organize and to bargain collectively, pay equity, overtime pay, employee leave issues, worker classification, exempt and non-exempt classification, compensation and benefits, unemployment insurance, wages and hours, and the Worker Adjustment and Retraining Notification Act of 1988, as amended, and state and local equivalents.

(b)       Except as would not have, and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(c)       Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all individuals who perform or have performed services for the Company or Company Subsidiary have been properly classified under applicable Law since January 1, 2023 (A) as employees or individual independent contractors and (B) for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the Fair Labor Standards Act and applicable state Law), (ii) no such individual has been improperly included or excluded from any Benefit Plan, and (iii) neither the Company nor any Company Subsidiary has notice of any pending or threatened inquiry or audit from any Governmental Entity concerning any such classifications.

(d)       (i) Neither the Company nor any Company Subsidiary is a party to or bound by any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council and no such agreements or arrangements are currently being negotiated by the Company or Company Subsidiary, (ii) no labor union or organization, works council or group of employees of the Company or Company Subsidiary has made a pending written demand for recognition or certification and (iii) there are no, and there have not been since January 1, 2023, any representation or certification proceedings or petitions seeking a representation proceeding or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority.

(e)       Except as would not have, and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023, (i) there have been no grievances, hand-billing, picketing, work stoppage, lock-out, slowdown or labor strike or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary and (ii) there is no unfair labor practice, labor dispute or labor arbitration proceeding pending, or to the Knowledge of the Company, threatened against the Company or any Company Subsidiary.

(f)       Section 4.12(f) of the Company Disclosure Letter sets forth, for each employee of the Company or any of the Company Subsidiaries as of the date of this Agreement, such employee’s name, employer, title, hire date, location, whether full- or part-time, whether active or on leave, whether exempt from the Fair Labor Standards Act, annual salary or wage rate, most recent annual bonus received and current annual bonus opportunity.

(g)       As of the date hereof, to the Knowledge of the Company, no current executive, key employee or key consultant has given notice of termination of employment or engagement or otherwise disclosed plans to terminate employment or engagement with the Company or any Company Subsidiary within the next twelve (12) months.

4.13         Contracts.

(a)       Section 4.13(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each Contract (other than any Company Real Property Lease or Benefit Plan) that is in effect and to which the Company or any Company Subsidiary is a party or which binds their respective properties or assets, and that falls within any of the following categories:

(i)       any joint venture, partnership, or strategic alliance Contract with a Third Party member, in which the Company or any Company Subsidiary owns an Equity Interest;

(ii)       (A) any Contract for land acquisition (including options to purchase land) that requires future aggregate expenditures by the Company or any of the Company Subsidiaries in an amount in excess of one million five hundred thousand dollars ($1,500,000) per annum individually, (B) any Contract with respect to land development or vertical construction that requires future aggregate expenditures by the Company or any of the Company Subsidiaries in an amount in excess of four million dollars ($4,000,000) or (C) any other Contract that requires future aggregate expenditures by the Company or any of the Company Subsidiaries in an amount in excess of five hundred thousand dollars ($500,000) per annum individually, other than any purchase order or Contract for supply, inventory, trade contractors, consultants or trading stock acquired in the ordinary course of business;

(iii)       any settlement, conciliation or similar Contract (A) (1) with any Governmental Entity that has continuing obligations as of the date of this Agreement or (2) that was entered into in the twelve (12) months prior to the date of this Agreement, (B) that requires the Company or any of the Company Subsidiaries to pay any monetary consideration of more than five hundred thousand dollars ($500,000) after the date of this Agreement or (C) that would otherwise limit in any material respect the operation of the Company or any Company Subsidiary as currently operated;

(iv)       any Contract that contains any covenant limiting in any material respect the ability of the Company or the Company Subsidiaries to engage in any line of business or compete with any Person, in each case, in any geographic area;

(v)       other than Contracts listed in Section 4.13(a)(ii), any Contract (A) that relates to any completed acquisition, divestiture, merger or similar transaction and contains representations, covenants, indemnities or other obligations that remain in effect (excluding any transactions solely among the Company and any wholly owned Company Subsidiary) and that are material to the business of the Company and the Company Subsidiaries, taken as a whole, or pursuant to which the Company or any Company Subsidiary has continuing “earn-out” or other similar contingent payment obligations following the date hereof in excess of two hundred thousand dollars ($200,000), (B) for any pending acquisition, directly or indirectly (by merger or otherwise) of a portion of the assets (other than goods, products or services in the ordinary course of business) or Equity Interests of any Person (1) for aggregate consideration in excess of two hundred thousand dollars ($200,000) or (2) pursuant to which the Company or any Company Subsidiary has continuing “earn-out” or other similar contingent payment obligations following the date hereof in excess of two hundred thousand dollars ($200,000) or (C) that gives any Person the right to acquire any assets of the Company or the Company Subsidiaries (excluding ordinary course commitments to purchase homes, lots, goods, products or services) after the date hereof with a total consideration of more than one hundred thousand dollars ($100,000);

(vi)       any Contract that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in an outstanding principal amount in excess of one million dollars ($1,000,000), other than (A) surety bonds issued in the ordinary course of business or (B) any such Contract between the Company or any Company Subsidiary, on the one hand, and any other Company Subsidiary, on the other hand;

(vii)       any executory Contract for the sale of any land parcels (whether or not developed) of the Company or a Company Subsidiary with a purchase price in excess of one million dollars ($1,000,000) (other than individual home sales in the ordinary course of business);

(viii)       any executory Contract providing for any fee building arrangements to which the Company or a Company Subsidiary is a party;

(ix)       any (A) any Contracts with respect to preferred lender arrangements to which the Company or a Company Subsidiary is a party or (B) any Contracts with mortgage providers to which the Company or a Company Subsidiary is a party;

(x)       any Contract (A) pursuant to which the Company or any Company Subsidiary receives a license to use any material Intellectual Property (other than licenses for “off-the-shelf” or other Software widely available on generally standard terms and conditions or Contracts containing a non-exclusive license that is merely incidental to the transaction(s) contemplated in such Contract, the commercial purpose of which is primarily for something other than such license) or (B) pursuant to which the Company or any Company Subsidiary grants to a third party a license to use any material Company Intellectual Property (other than non-exclusive licenses granted by the Company or any Company Subsidiary to its customers in the ordinary course of business or Contracts containing a non-exclusive license that is merely incidental to the transaction(s) contemplated in such Contract, the commercial purpose of which is primarily for something other than such license); and

(xi)       any Contract containing any covenant or other provision (A) limiting the right of the Company and/or its Affiliates to engage in any material line of business or to compete with any Person in any line of business that is material to the Company and the Company Subsidiaries, taken as a whole, or (B) containing and limiting the right of the Company and/or its Affiliates pursuant to any “most favored nation” or “exclusivity” provisions that is material to the Company and the Company Subsidiaries, taken as a whole, in each case of the above other than any such Contracts that may be cancelled without material liability to the Company or its Affiliates upon notice of 60 days or less.

Each Contract of the type described in this Section 4.13(a) is referred to herein as a “Company Material Contract.” True and complete copies of each Company Material Contract in effect as of the date hereof have been made available to Parent (including pursuant to agreed-upon procedures to protect competitively sensitive information) or publicly filed with the SEC.

(b)       Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Material Contract is a legal, valid, binding and enforceable obligation of the Company or the Company Subsidiary party thereto and is in full force and effect (except as may be limited by the Enforceability Exceptions) and (ii) none of the Company, any Company Subsidiary or, to the Knowledge of the Company, any counterparty is in breach or default under any Company Material Contract.

4.14         Litigation. As of the date of this Agreement, there is no Proceeding to which the Company or any Company Subsidiary is a party pending or, to the Knowledge of the Company, threatened that would reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. As of the date of this Agreement, neither the Company nor any Company Subsidiary is subject to any outstanding Order that would reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

4.15         Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) each of the Company and the Company Subsidiaries is and, since January 1, 2022 has been, in compliance with applicable Environmental Laws, (b) each of the Company and the Company Subsidiaries has, or has applied for, all Environmental Permits necessary for the conduct and operation of their respective businesses as now being conducted and is, and since January 1, 2022 has been, in compliance with the terms and conditions thereof, and has timely applied for all required renewals thereof, (c) none of the Company or any Company Subsidiary has received in the past three (3) years, or prior to that time if the matter remains unresolved, any written notice, demand, letter or Proceeding that alleges that the Company or such Company Subsidiary is in violation of, or has liability under, any Environmental Law, (d) neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials, and (e) there has been no Release or threatened Release of any Hazardous Materials at, on, into or from any Company Property that could reasonably be expected to require reporting, investigation or remediation or otherwise result in liability for the Company. The Company has provided to Parent and Merger Sub copies of all material environmental reports, audits, assessments, investigations, studies or other analyses relating to the Company, the Company Subsidiaries, and any Company Property that are in the possession or reasonable control of the Company or any of the Company Subsidiaries.

4.16         Intellectual Property.

(a)       Section 4.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all material Company Intellectual Property which is registered with, or with respect to which applications for registrations have been submitted to, a Governmental Entity or other organization or entity having authority over the issuance and maintenance thereof. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the registrations, issuances and applications of the Company Intellectual Property are invalid, have expired (except upon expiration of any statutory term) or been cancelled, abandoned or otherwise terminated by the Company or any Company Subsidiary, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, have been duly made, except where the Company has made a reasonable business decision to not do any of the foregoing.

(b)       The Company and the Company Subsidiaries (i) exclusively own or have valid license Contracts entitling the Company and the Company Subsidiaries, as applicable, to use all Intellectual Property that they use in their operations, free and clear of all Liens (other than Permitted Liens), and (ii) have taken commercially reasonable actions to maintain and protect each item of such Intellectual Property, except, in each case, as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)       Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) as of the date of this Agreement, no Proceedings are pending against the Company or any Company Subsidiary or, to the Knowledge of the Company, are threatened, alleging that the Company or any Company Subsidiary is infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any Person or otherwise challenging the ownership or use of any of the Company Intellectual Property, and no such Proceedings have been brought since January 1, 2023 and (ii) to the Knowledge of the Company, no Person is infringing, misappropriating, diluting, using in an unauthorized manner or otherwise violating the Company Intellectual Property, and neither the Company nor any Company Subsidiary has instituted or threatened to institute any Proceeding against any Person with respect to the foregoing in this Section 4.16(c)(ii). Except as would not be material to the Company or any Company Subsidiary, the operation by the Company and the Company Subsidiaries of their respective businesses as currently conducted does not infringe, misappropriate, dilute or otherwise violate the Intellectual Property of any Person.

(d)       The Company has sufficient rights to all Intellectual Property in all work product of any past or present employee, consultant or any other Person that constitutes material Company Intellectual Property.

(e)       (i) None of the Software owned or purported to be owned by the Company or any Company Subsidiary incorporates, links to or otherwise uses any open source software in a manner that would require the Company or any Company Subsidiary to (a) publicly distribute or disclose the source code for any proprietary Software, (b) waive any Company Intellectual Property or (c) license to any Person free of charge any proprietary Software and (ii) the Company and each Company Subsidiary is in compliance in all material respects with all open source licenses applicable to its use of any Software governed by such licenses.

(f)       Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (x) the Company and the Company Subsidiaries maintain policies and procedures regarding data security, privacy, data transfer and the use of data that are commercially reasonable and (y) security measures are in place to protect the IT Assets and Personal Information stored in the Company’s and the Company Subsidiaries’ computer systems or under their control from unlawful use by any third party or any other use by a third party that would violate such policies. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and, since January 1, 2023, have been, in compliance with all such policies and Laws pertaining to data privacy and data security of Personal Information, and neither the Company nor any Company Subsidiary has received a complaint from any Governmental Entity or any other third party regarding its collection, storage, use, disclosure or transfer of Personal Information. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there has been (i) no loss or theft of data or security breach relating to data or the IT Assets used in the business of the Company and the Company Subsidiaries, (ii) no violation of any security policy regarding any such data, (iii) no unauthorized access or unauthorized use of any data or the IT Assets and (iv) no unintended or improper disclosure of any Personal Information in the possession, custody or control of the Company or a Company Subsidiary or a contractor or agent acting on behalf of the Company or a Company Subsidiary. No Proceedings are pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries relating to the collection, use or other processing of Personal Information.

(g)       The IT Assets operate and perform in all material respects as is necessary for the operation of the businesses of the Company and the Company Subsidiaries as currently conducted, there has been no material failure of IT Assets in the past two (2) years which has not been fully resolved. The Company has used commercially reasonable efforts to prevent the introduction into the IT Assets are free from, any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants, spyware and any other disabling or malicious code. No Person has gained unauthorized access to the IT Assets, except for such access as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.17         Tax Matters.

(a)       Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)       all Tax Returns that are required to be filed by the Company or the Company Subsidiaries have been timely filed with the appropriate Governmental Entity (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(ii)       the Company and the Company Subsidiaries have timely paid all Taxes due and owing by any of them (whether or not shown on any Tax Return), other than Taxes and deficiencies for which, or with respect to which, adequate reserves have been established on or reflected in the financial statements of the Company and the Company Subsidiaries in accordance with GAAP;

(iii)       no deficiencies for Taxes have been asserted or assessed by any Governmental Entity in writing against the Company or the Company Subsidiaries, except for deficiencies that have been satisfied by payment, settled or withdrawn;

(iv)       there is not pending or threatened in writing, any audit, examination, investigation or other proceeding with respect to any Taxes or Tax Return of the Company or the Company Subsidiaries;

(v)       neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to Taxes or Tax Returns or agreed to any extension of time with respect to a Tax assessment or deficiency or the collection of Taxes (other than extensions that arise as a result of filing Tax Returns by the extended due date therefor);

(vi)       neither the Company nor any Company Subsidiary has entered into any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2);

(vii)       the Company has not constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement;

(viii)       neither the Company nor any Company Subsidiary is a party to any Tax allocation, sharing or indemnity agreement (other than any Tax indemnification provisions in commercial agreements that are not primarily related to Taxes and other than any agreement solely between or among any of the Company and the Company Subsidiaries);

(ix)       neither the Company nor any Company Subsidiary has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under U.S. Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law), as successor or transferee or Contract;

(x)       there are no Liens for Taxes (other than Permitted Liens) upon the assets of the Company or any of the Company Subsidiaries;

(xi)       neither the Company nor any Company Subsidiary will be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Closing Date any deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the Closing Date) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, deferred revenue or prepaid amounts, Section 481 of the Code or comparable provisions of state, local or non-U.S. Tax Law;

(xii)       neither the Company nor any Company Subsidiary has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or non-U.S. Tax Law, and neither the Company nor any Company Subsidiary is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Entity;

(xiii)       no claim in writing has been made by any Governmental Entity in a jurisdiction in which the Company or Company Subsidiaries do not file Tax Returns of a particular type that the Company or any Company Subsidiary is, or may be, subject to taxation of such type by, or required to file any Tax Return with respect to Taxes of such type in, that jurisdiction; and

(xiv)       each of the Company and each of the Company Subsidiaries has withheld and collected all amounts required by applicable Law to be withheld or collected by it on account of Taxes, has remitted all such amounts to the appropriate Governmental Entity when required by applicable Law to do so and has otherwise complied with Laws related to the collection, withholding and remittance of Taxes.

To the Knowledge of the Company as of the date hereof, the Company Shares are “regularly traded on an established securities market” within the meaning of Section 1445(b)(6) of the Code and Treasury Regulations 1.897-9T(d)(2).Notwithstanding anything else in this Agreement, the representations and warranties included in Section 4.9(c), Section 4.11(c), Section 4.11(d) and this Section 4.17 shall constitute the sole and exclusive representations and warranties of the Company in this Agreement and with respect to Tax matters.

4.18         Real Property.

(a)       Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary has good and marketable fee title to the real property owned by the Company or any Company Subsidiary (the “Company Owned Real Property”), in each case, which has not been sold in the ordinary course of business and free and clear of all Liens other than Permitted Liens. The Company has delivered or made available to the Parent, prior to the date hereof, true, correct and complete copies of the most recent title insurance policies, title insurance commitments, title reports and surveys in the Company’s possession, if any, for the Company Owned Real Property. Except as set forth on Section 4.18 of the Company Disclosure Letter or as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, other than pursuant to Home Sale Contracts, there are no reversion rights, outstanding options, rights of first refusal or other agreements in favor of any other Person to purchase any Company Owned Real Property or any portion thereof or interest therein. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no judgment, injunction, order, decree, statute, ordinance, rule, regulation, moratorium, or other action by or before a Governmental Entity exists or is pending or threatened in writing that restricts the development or sale of Company Owned Real Property or the development and construction of residential homes thereon, including, without limitation, any moratorium applicable to any of the Company Owned Real Property that would prohibit (i) the issuance of building permits for the construction of houses, or certificates of occupancy therefor, (ii) the purchase of sewer or water taps, (iii) the issuance of subdivision approvals, or (iv) the issuance of development permits.

(b)       With regard to options or agreements to purchase real property described in Section 4.13 of the Company Disclosure Letter (the “Option Property Contracts”), except to the extent such options have been exercised or the real property that is the subject of such Option Property Contract has been acquired, such option and Option Property Contract remain in effect and no other party to an Option Property Contract has the right, because of anything the Company or any Company Subsidiary has done or failed to do, to terminate or change the terms of such Option Property Contracts.

(c)       Section 4.18(c) of the Company Disclosure Letter sets forth a true and complete list of each lease and sublease, together with any amendments, renewals and guarantees thereof or thereto (each, a “Company Real Property Lease”), under which the Company or any Company Subsidiary uses or occupies or has the right to use or occupy any real property at which operations of the Company and the Company Subsidiaries are conducted (the “Company Leased Real Property”; the Company Owned Real Property and Company Leased Real Property being sometimes referred to herein as the “Company Property”). The Company has made available to Parent a true, correct and complete copy of each Company Real Property Lease. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Real Property Lease is valid, binding and in full force and effect, (ii) none of the Company, any Company Subsidiary or, to the Knowledge of the Company, any counterparty is in breach or default under any Company Real Property Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a material default by the Company, any Company Subsidiary or any counterparty under any Company Real Property Lease, and (iii) the Company or the applicable Company Subsidiary has a good and valid leasehold interest, subject to the terms of the Company Real Property Lease applicable thereto, in each parcel of Company Leased Real Property.

(d)       Except as set forth on Section 4.18(d) of the Company Disclosure Letter, as of the date of this Agreement, none of the Company Properties have been leased or subleased to any other Person.

(e)       Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, there are no material new (or increases in existing) development fees, impact fees or other fees that will be levied by any Governmental Entity in connection with the development of any Company Property. Neither the Company nor any Company Subsidiary has received any notice of any material violation of any Law relating to any Company Property.

(f)       Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any written notice of any condemnation, eminent domain, requisition or taking by any Governmental Entity with respect to any Company Property, or negotiations for the purchase of any Company Property in lieu of condemnation, and no condemnation, eminent domain, requisition or taking has been commenced or threatened in connection with any of the foregoing, in each case, except for dedications of roads or rights-of-way made as a result of the zoning, platting or development plans for such Company Property.

(g)       Neither Company nor any Company Subsidiary has any obligation to make any profit participation payments, or is subject to any repurchase obligation, with respect to any Company Owned Real Property or, upon the consummation of the acquisition thereof by Company, any Option Property Contract.

(h)       Section 4.18(h) of the Company Disclosure Letter sets forth a true, correct and complete list as of April 30, 2025 of each residential community project owned by Company or any Company Subsidiary (each residential community project set forth on Section 4.18(d) of the Company Disclosure Letter, a “Project”), owned by Company and any Company Subsidiary, designating the number of residential lots or residential units (or, in the case of raw land, the estimated number of residential lots or residential units) that are (i) Presold Units, (ii) Model Units, (iii) Spec Units, (iv) Spec Units in which construction has been completed, and (v) Finished Lots, (vi) A&D Lots and (vii) Entitled Land (in each case, as such capitalized terms are defined in the Company Credit Facility).

4.19         Construction Matters. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the land, homes and other improvements sold or currently being developed by the Company and the Company Subsidiaries have at all times during the period of time in which the Company or the Company Subsidiaries have owned such land, homes and other improvements, complied with all applicable building codes, zoning, land use, Environmental Laws or similar Laws then in effect and applicable to such land, homes or other improvements, (ii) there are no pending vendor recalls of which the Company has been notified or otherwise is aware of with respect to products incorporated in homes or other improvements built by the Company or the Company Subsidiaries, and (iii) neither the Company nor any of the Company Subsidiaries is the subject of any recalls or recall notices from any product safety commissions regarding products incorporated in homes or other improvements built by the Company or the Company Subsidiaries

4.20         Insurance. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries maintain policies of insurance covering the Company, the Company Subsidiaries and their respective employees, properties or assets (collectively, “Insurance Policies”) in an amount that is adequate for the operation of the Company’s and the Company Subsidiaries’ businesses. Neither the Company nor any Company Subsidiary (a) is in breach or default of any of the Insurance Policies or (b) has received any written notice of termination, cancellation or denial of coverage with respect to any Insurance Policy, and all such insurance is outstanding and duly in force, except in each case, which would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.21         Opinion of Financial Advisor. The Company Board has received the opinion of Moelis & Company LLC (“Moelis”), to the effect that, as of the date of such opinion and based on and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth therein, the Offer Price and the Merger Consideration to be received by the holders of Company Shares (other than holders of Dissenting Shares and Cancelled Shares) in the Offer and pursuant to the Merger is fair, from a financial point of view, to such holders. A signed, correct and complete copy of such opinion will promptly be made available to Parent, solely for informational purposes, following receipt thereof by the Company.

4.22         Schedule 14D-9; Schedule TO. The Schedule 14D-9, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination thereof, at the time of the commencement of the Offer and at the Acceptance Time, will comply as to form in all material respects with the applicable requirements of the Exchange Act and all other applicable Laws and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to (i) statements included or incorporated by reference in the Schedule 14D-9 based on information supplied by or on behalf of Parent or Merger Sub or any of their directors, officers, employees, Affiliates, agents or other Representatives, or (ii) any financial projections or forward-looking statements. None of the information provided or to be provided in writing by or on behalf of the Company or any of its Representatives for inclusion or incorporation by reference in the Schedule TO or the Offer Documents, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination thereof, at the time of the commencement of the Offer and at the Acceptance Time, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.23         Brokers. Except for the Company’s obligations to Moelis, no broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Merger, based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

4.24         State Takeover Statutes. Assuming the accuracy of the representations contained in Section 5.8, no “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (including Section 203 of the DGCL) or any similar anti-takeover provision in the Company Charter or the Company Bylaws is, or at the Acceptance Time or the Effective Time will be, applicable to this Agreement, the Merger, the Offer, or any of the other transactions contemplated hereby.

4.25         Affiliate Transactions. There have not been during the preceding three (3) years any transactions, Contracts, agreements, arrangements or understandings or series of related transactions, Contracts, agreements, arrangements or understandings, nor are there any of the foregoing currently proposed, that (if proposed but not having been consummated or executed, if consummated or executed) would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act (collectively, “Affiliate Transactions”) that have not been disclosed in the Company SEC Documents filed prior to the date hereof.

4.26         Corrupt Practices; Sanctions.

In the course of operating the business of the Company and the Company Subsidiaries since January 1, 2021:

(a)       Neither the Company, the Company Subsidiaries, nor, any director, officer, manager, employee, or, the Knowledge of the Company, agent acting for or on behalf of the Company or any of the Company Subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity or (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (iii) directly or indirectly offered, promised, given or authorized any payment or anything else of value to foreign or domestic government officials or employees with the intention of inducing improper conduct on the part of the recipient, acceptance of which would violate the policies of the recipient’s employer, or to secure an improper advantage for the Company or a Company Subsidiary in violation of applicable Anti-Corruption Laws, or (iv) otherwise violated any applicable Anti-Corruption Laws. The Company and the Company Subsidiaries have maintained accurate books and records and a system of internal controls in each case as required by applicable Anti-Corruption Laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended.

(b)       Neither the Company, the Company Subsidiaries, nor any director, officer, manager, employee, or, to the Knowledge of the Company, agent acting for or on behalf of the Company or any of the Company Subsidiaries (i) has been nor is a Sanctioned Person, (ii) has transacted business with or for the benefit of any Sanctioned Person or violated applicable Sanctions, nor (iii) has violated any applicable Ex-Im Laws.

(c)       Neither the Company nor the Company Subsidiaries has (i) been fined or penalized, (ii) received any notice from a Governmental Entity concerning any actual or possible violation with respect to the Company or any of the Company Subsidiaries, or (iii) received any other allegation or report or conducted any internal or external investigation, in each case with respect to any applicable Sanctions, Ex-Im Laws, or Anti-Corruption Laws.

4.27         Amendments. The First Amendment to the Company Note Purchase Agreement and the Second Amendment to Amended and Restated Credit Agreement are duly executed and effective and the Company has made available to Parent and Merger Sub true and complete copies thereof.

4.28         No Other Representations or Warranties. Except for the representations and warranties contained in this Article 4, neither the Company nor any Representative or other Person on behalf of either makes any express or implied representation or warranty with respect to them or with respect to any other information provided to Parent and Merger Sub connection with the transactions contemplated hereby. The Company (on its own behalf and on behalf of its Affiliates and each of its Representatives) acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 5 of this Agreement, (a) neither Parent nor Merger Sub, nor any of their respective Affiliates or Representatives makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger or the Offer, the other matters contemplated by this Agreement and the entry into this Agreement by the parties hereto, and none of the Company, its Affiliates and its respective Representatives are relying on or has relied on any representation or warranty of Parent, Merger Sub, or any of their respective Subsidiaries, Representatives or Affiliates except for those expressly set forth in Article 5 of this Agreement, (b) no Person has been authorized by Parent, Merger Sub or any of their respective Subsidiaries, Representatives or Affiliates to make any representation or warranty relating to such entities or their businesses or otherwise in connection with the Merger or the Offer, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided, addressed or otherwise made available to the Company or any of its Representatives are not and shall not be deemed to be or include representations or warranties of Parent, Merger Sub, or any of their respective Subsidiaries, Representatives or Affiliates (and no such representation or warranty has been made or relied on with respect thereto) unless and only to the extent any such materials or information is the subject of any express representation or warranty set forth in Article 5 of this Agreement.

Article 5
Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

5.1           Organization and Qualification; Subsidiaries. Each of Parent and Merger Sub is a corporation, duly organized and validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except for such failures to be in good standing or to have such power that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and Merger Sub are each duly qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All of the issued and outstanding capital stock of Merger Sub is owned directly by Parent. Both Parent and Merger Sub are in compliance in all material respects with the provisions of their respective certificates of incorporation and bylaws (or other similar governing documents).

5.2           Authority. Each of Parent and Merger Sub has all requisite corporate power and authority necessary to execute and deliver this Agreement, to perform (subject to the conditions contained herein) their respective obligations hereunder and to consummate the transactions contemplated hereby, including the Merger and the Offer. The board of directors of Parent and the board of directors of Merger Sub each has (i) declared it advisable for Parent and Merger Sub, to enter into this Agreement, and (ii) approved the execution and delivery by Parent and Merger Sub, respectively, of this Agreement, the performance by Parent and Merger Sub, respectively, of their respective covenants and agreements contained herein and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained herein. No other corporate proceedings on the part of Parent or Merger Sub are necessary to adopt this Agreement and consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and, assuming due and valid authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as may be limited by the Enforceability Exceptions.

5.3           No Conflict. None of the execution, delivery or performance of this Agreement by Parent or Merger Sub, or the consummation by Parent or Merger Sub of the Merger or any other transaction contemplated by this Agreement, will (with or without notice or lapse of time, or both) conflict with or violate any provision of the organizational or governing documents of Merger Sub or Parent in any material respect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Merger, the Offer or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both) (a) assuming that all consents, approvals, authorizations and permits described in Section 5.4 have been obtained and all filings and notifications described in Section 5.4 have been made and any waiting periods thereunder have terminated or expired, and any other condition precedent to such consent, approval, authorization or waiver has been satisfied, conflict with or violate any Law applicable to Parent or any Subsidiary of Parent or any of their respective properties or assets or (b) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets of Parent, Merger Sub or any Subsidiary of Parent pursuant to any Contract to which Parent, Merger Sub or any Subsidiary of Parent is a party or by which they or any of their respective properties or assets may be bound.

5.4           Required Filings and Consents. Assuming the accuracy of the representations and warranties of the Company in Section 4.5, none of the execution, delivery or performance of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Merger, the Offer or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with, or notification to, any Governmental Entity, other than (a) the filing of the Certificate of Merger as required by the DGCL, (b) compliance with any applicable foreign, federal or state securities or blue sky Laws, including pursuant to the applicable requirements of the Securities Act and the Exchange Act, (c) such filings as may be required under the rules and regulations of NASDAQ, (d) the filing with the SEC of the Schedule 14D-9, the Schedule TO and the Offer Documents and such other reports required in connection with the transactions pursuant to this Agreement under, and such other compliance with, the Exchange Act and the Securities Act and the rules and regulations thereunder and (e) consents, approvals, authorizations or permits of, filings, registrations with or notifications to, any Governmental Entity (including with respect to any Competition Laws), the failure of which to obtain or make would not or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.5           Litigation. As of the date of this Agreement, there is no Proceeding to which Parent or any Subsidiary of Parent is a party pending or, to the Knowledge of Parent, threatened that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor any Subsidiary of Parent is subject to any outstanding Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.6           Schedule TO; Schedule 14D-9. The Schedule TO and the Offer Documents, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination thereof, at the time of the commencement of the Offer and at the Acceptance Time, will comply as to form in all material respects with the applicable requirements of the Exchange Act and all other applicable Laws and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to (i) statements included or incorporated by reference in the Schedule TO or the Offer Documents based on information supplied by or on behalf of the Company or any of its directors, officers, employees, Affiliates, agents or other Representatives, or (ii) any financial projections or forward-looking statements. None of the information provided or to be provided in writing by or on behalf of Parent, Merger Sub, or any of their respective Representatives for inclusion or incorporation by reference in the Schedule 14D-9, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination thereof, at the time of the commencement of the Offer and at the Acceptance Time, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.7           Brokers. Each of Parent and Merger Sub shall be solely responsible for any fees or commissions owed to any broker, finder, financial advisor or investment banker in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub or any of their respective Affiliates. The Company shall have no obligation or liability for any such fees or commissions incurred by Parent or Merger Sub or any of their respective Affiliates.

5.8           Ownership of Company Capital Stock. None of Parent, Merger Sub or any other Subsidiary of Parent beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Shares or is party to any derivative or hedging arrangement, short position, borrowing or lending of Company Shares or other Contract or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from, Share price changes for, or to increase or decrease the voting power of, Parent, Merger Sub or any other Affiliate of Parent, in each case, with respect to Company Shares. None of Parent, Merger Sub or any Affiliate is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company (as defined in Section 203 of the DGCL).

5.9           Ownership of Merger Sub. All of the outstanding Equity Interests of Merger Sub have been duly authorized and validly issued and are wholly owned by Parent. Merger Sub was formed solely for purposes the Merger, the Offer, and the transactions contemplated by this Agreement, and, except for matters incidental to formation and execution and delivery of this Agreement and the performance of the transactions contemplated hereby, Merger Sub has not prior to the date hereof engaged in (and will not prior to the Effective Time engage in) any business or other activities other than those contemplated by this Agreement.

5.10         Solvency. Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors. Assuming (a) that the conditions to the obligations of Parent and Merger Sub to consummate the Offer and the Merger have been satisfied or waived and (b) the accuracy in all material respects of the representations and warranties set forth in Article 4, and after giving effect to the transactions contemplated by this Agreement and the payment of all amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, including the aggregate Offer Price and Merger Consideration, any repayment or refinancing of debt contemplated in this Agreement and payment of all related fees and expenses of Parent and Merger Sub, the Surviving Corporation will be Solvent as of immediately after the consummation of the transactions contemplated by this Agreement. For purposes of this Section 5.10, the term “Solvent” with respect to the Surviving Corporation means that, as of any date of determination, (a) the amount of the fair value of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, at a fair valuation, exceeds, as of such date, the value of all liabilities of the Surviving Corporation and its Subsidiaries, taken as a whole, including contingent and other liabilities, as of such date, as such quoted terms are generally determined in accordance with the applicable Laws governing determinations of the solvency of debtors; (b) the present fair saleable value of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, exceeds, as of such date, the value of all probable liabilities of the Surviving Corporation and its Subsidiaries, taken as a whole, including contingent and other liabilities, as such debts and other liabilities become absolute and matured; (c) the Surviving Corporation will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged by Parent following such date; and (d) the Surviving Corporation will be able to pay its liabilities, including contingent and other liabilities, as they mature.

5.11         Absence of Certain Arrangements. As of the date of this Agreement, other than this Agreement and the Tender and Support Agreements, neither Parent nor Merger Sub nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement, the Merger or the Offer or (ii) the Surviving Corporation or any of its

Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time or (b) pursuant to which any (i) such holder of Company Shares would be entitled to receive consideration of a different amount or nature than the Offer Price or Merger Consideration in respect of such holder’s Company Shares, (ii) such holder of Company Shares has agreed to tender its Company Shares in the Offer or vote against any Superior Company Proposal or (iii) such stockholder, director, officer, employee or other Affiliate of the Company has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

5.12         Financing.

(a)       As of the date of this Agreement, Parent has provided to the Company true, correct and complete copies, dated as of the date of this Agreement, of (i) the Equity Commitment Letter from the Investors, pursuant to which the Investors have, severally (and not jointly) committed to provide, subject only to the terms and conditions contained therein, funds equal to the Required Amount (the “Equity Financing”) and (ii) the Debt Commitment Letter relating to the Land Banking Arrangement from the Land Bank (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Letters”) pursuant to which the Land Bank has committed to provide, subject only to the terms and conditions therein, the land bank funding in the amounts set forth therein (the land bank funding contemplated by the Debt Commitment Letter being collectively referred to as the “Land Bank Financing”; and, together with the Equity Financing, the “Financing”). As of the date of this Agreement, there are no other side letters or agreements to which Parent or Merger Sub is a party relating to the Financing, other than as expressly set forth in the Financing Letters. As of the date of this Agreement, (A) each Financing Letter, in the form provided to the Company, (i) has not been amended, restated, replaced, supplemented, terminated, rescinded or modified (and no waiver of any provision thereof has been granted) and, to the knowledge of Parent, no such amendment, restatement, replacement, supplement, termination, rescission, modification or waiver is contemplated (other than to add lenders, lead arrangers, bookrunners, syndication agents or other entities who had not executed the Debt Commitment Letter as of the date of this Agreement), and (ii) is a legal, valid and binding obligation of Parent, Merger Sub and, to the knowledge of Parent, the Investors and the Land Bank, is in full force and effect, and is enforceable in accordance with the terms thereof against Parent, Merger Sub and, to the knowledge of Parent, the Investors and the Land Bank, subject, in each case, to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity), and (B) no event has occurred (and no event is reasonably expected to occur) which would reasonably be expected to result in any breach of or constitute a default under (or an event which with notice or lapse of time or both would result in any breach of or constitute a default under) or reasonably be expected to result in a failure to satisfy a condition precedent, in each case, on the part of Parent, Merger Sub or the Investors or would reasonably be expected to permit any party to such Financing Letters to terminate, or to not make the initial funding in an amount required to satisfy the Required Amount under such Financing Letters. As of the date of this Agreement, assuming the conditions set forth in Annex A and Article 7 have been satisfied (other than those conditions that by their terms are to be satisfied as of immediately prior to the Expiration Time or the Closing, as applicable, but subject to such conditions being able to be satisfied) or waived on or prior to the Closing, Parent does not have any reason to believe that any of the conditions to the Land Bank Financing will not be satisfied or that (subject to the satisfaction of such conditions) the full amount of the Land Bank Financing contemplated by the Debt Commitment Letter to be funded on or prior to the Closing Date will not be available to Parent or Merger Sub on or prior to the Closing Date.

(b)       Assuming the Financing is funded or invested in accordance with the Financing Letters, Parent and Merger Sub will have on the Closing Date funds sufficient to pay the aggregate Offer Price and Merger Consideration (the “Aggregate Consideration”) and any other amounts required to be paid by Parent or Merger Sub on the Closing Date in connection with the consummation of the transactions contemplated hereby (including any fees and expenses of or payable by Parent or Merger Sub on the Closing Date in connection with the transactions contemplated hereby) (such amount, the “Required Amount”).

(c)       As of the date of this Agreement, each Financing Letter (i) contains all of the conditions precedent to the obligations of the Investors and the Land Bank to make the applicable portion of the Required Amount available to Parent and Merger Sub on the terms set forth therein, and (ii) does not contain any contingencies that would permit the applicable Investor or Land Bank to reduce, or rescind its obligation to provide, the total amount of the Financing below the amount required to pay the Required Amount. As of the date of this Agreement, the obligations and commitments contained in the Financing Letters have not been withdrawn or rescinded in any respect. Each of Parent and Merger Sub, as applicable, has fully paid, or caused to be fully paid, any and all commitment fees or other fees to the extent required to be paid on or prior to the date hereof in connection with the Financing.

(d)       The Equity Commitment Letter provides, and will continue to provide, that the Company is an express third party beneficiary of the Equity Commitment Letter, and, subject to Section 9.16, the Company is (on its own behalf and on behalf of the Company’s Stockholders) entitled to enforce, directly or indirectly, the Equity Commitment Letter in accordance with its terms against the Investors.

(e)       Parent and Merger Sub acknowledge and agree that it is not a condition to the Closing or to any of the other obligations under this Agreement that Parent and Merger Sub obtain financing for or relating to the transactions contemplated hereby.

(f)       Concurrently with the execution of this Agreement, Parent has delivered to the Company a true, correct and complete copy of the duly executed limited guarantee of the Investors, dated as of the date of this Agreement, in favor of the Company in respect of Parent’s obligations to pay the Parent Termination Fee and Parent’s and Merger Sub’s other payment or reimbursement obligations specified therein, up to the aggregate amount specified therein (the “Limited Guarantee”). The Limited Guarantee is (a) a legal, valid and binding obligation of the Investors, (b) enforceable against the Investors in accordance with its terms, and (c) in full force and effect. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Investors under the Limited Guarantee.

5.13         No Other Representations or Warranties. Except for the representations and warranties contained in this Article 5, none of Parent, Merger Sub or any of their respective Representatives or Affiliates or any other Person on behalf of such Persons makes any express or implied representation or warranty with respect to them or with respect to any other information provided to the Company in connection with the transactions contemplated hereby. Parent and Merger Sub (on behalf of themselves and on behalf of their respective Affiliates and each of their respective Representatives) each acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 4 of this Agreement (as qualified by the Company Disclosure Letter), (a) neither the Company, its Subsidiaries nor any of their respective Affiliates or Representatives makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger or the Offer, the other matters contemplated by this Agreement or the entry into this Agreement by the parties hereto, and none of Parent, Merger Sub, their Affiliates and their respective Representatives are relying on or have relied on any representation or warranty of the Company or any of its Subsidiaries except for those expressly set forth in Article 4 of this Agreement, (b) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to the Company or any of its Subsidiaries or their businesses or otherwise in connection with the Merger or the Offer, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided, addressed or otherwise made available to Parent, Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties of the Company or any of its Subsidiaries (and no such representation or warranty has been made or relied on with respect thereto) unless and only to the extent any such materials or information is the subject of any express representation or warranty set forth in Article 4 of this Agreement (as qualified by the Company Disclosure Letter).

Article 6
Covenants

6.1           Conduct of Business by the Company and Parent Pending the Closing.

(a)       The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 8, except as set forth in Section 6.1(a) of the Company Disclosure Letter, as required by applicable Law or as expressly required by this Agreement, or otherwise with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company will, and will cause each Company Subsidiary to, (1) conduct its operations in all material respects in the ordinary course of business consistent with past practice, (2) use its commercially reasonable efforts to maintain and preserve substantially intact its business organization, (3) use its commercially reasonable efforts to preserve its relationships with key employees, customers, suppliers, developers, contractors, vendors, licensors, licensees, distributors, lessors and others having significant business dealings with the Company or any of the Company Subsidiaries and (4) comply in all material respects with applicable Law.

(b)       Without limiting the foregoing, and as an extension thereof, except as set forth in Section 6.1(a) of the Company Disclosure Letter, as required by applicable Law or as expressly required by this Agreement (other than by Section 6.4), or otherwise with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 8:

(i)            amend, modify, waive, rescind or otherwise change the Company Charter or the Company Bylaws or the comparable organizational and governance documents of any Company Subsidiary;

(ii)           issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary, or any rights based on the value of any such Equity Interests (except for transactions between the Company and any wholly owned Company Subsidiaries or between wholly owned Company Subsidiaries), other than the issuance of Company Shares upon the exercise of Company Stock Options or the issuance of Company Shares pursuant to or the vesting or settlement of Company Equity Awards outstanding as of the date hereof;

(iii)          except in the ordinary course of business, directly or indirectly, sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or dispose of or subject to any Lien (other than any Permitted Lien or any Lien of the type contemplated pursuant to Section 6.1(b)(viii)(A)(ii)) in whole or in part any of its properties, assets (including any Intellectual Property) or rights or any interest therein (in each case, other than for any sale, lease, license, sale and leaseback, abandonment, mortgage or other encumbrance or disposal that would be immaterial to the Company); provided, that the foregoing does not restrict (A) any such transaction between or among the Company and any wholly owned Company Subsidiaries (or between or among any such Subsidiaries), (B) any such transaction pursuant to requirements of Contracts of the Company or any of its Subsidiaries that are in existence of the date hereof and on the terms in effect on the date hereof that have been made available to Parent or (C) any sale, lease, license, abandonment or other disposition of real property, which are the subject of Section 6.1(b)(x);

(iv)          authorize, declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than dividends paid by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary);

(v)           reclassify, combine, split, subdivide or make any similar change or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the Company’s capital stock or other Equity Interests or the Equity Interests of any Company Subsidiary, except (A) the acquisition by the Company of Company Shares in connection with the surrender of Company Shares by holders of Company Stock Options to be able to pay the exercise price thereof in accordance with the terms of such Company Stock Options, (B) the withholding or disposition of Company Shares to satisfy withholding Tax obligations with respect to Company Equity Awards in accordance with the terms of such Company Equity Awards, (C) upon the forfeiture of outstanding Company Equity Awards or (D) cash dividends paid to the Company or any wholly owned Company Subsidiaries by a wholly owned Company Subsidiary with regard to its capital stock or other Equity Interests;

(vi)          merge or consolidate the Company or any Company Subsidiary with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary, other than transactions between or among the Company and any wholly owned Company Subsidiaries (or between or among any such Subsidiaries);

(vii)         acquire (including by merger, consolidation or acquisition of stock or assets) any Equity Interest in or the material assets of any Person or business, or make any loan, advance or capital contribution to, or investment in, any Person or business; provided, that the foregoing does not restrict (i) any purchase of real property (including any interest therein, or any Equity Interest in a Person that holds such real property), which is the subject of Section 6.1(b)(x), or (ii) transactions between or among the Company and any of its wholly owned Company Subsidiaries (or between or among any such Subsidiaries);

(viii)        (A) incur any Indebtedness or issue any debt securities or assume or guarantee the obligations in respect of indebtedness for borrowed money or debt securities of any Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person, except for (i) transactions between the Company and any wholly owned Company Subsidiary or between wholly owned Company Subsidiaries, (ii) Indebtedness incurred under the Company Credit Facility that would result in the aggregate Indebtedness incurred under the Company Credit Facility not exceeding two hundred and eighty five million dollars ($285,000,000) in the aggregate (iii) issuing letters of credit not in excess of three million dollars ($3,000,000) in the aggregate or (iv) surety bonds and similar instruments issued in the ordinary course of the Company’s business consistent with past practice, including the pledging of cash or other security as may be required by the issuer in connection therewith, or (B) make any loans or capital contributions to, or investments in, any other Person, other than to any wholly owned Company Subsidiary;

(ix)           (A) enter into any Contract (other than a Benefit Plan or a Contract that would be a Benefit Plan if in effect on the date of this Agreement) that includes a change of control or similar provision that would require a material payment to or would give rise to any material rights (including termination rights) of the other party or parties thereto as a result of the consummation of the Merger or the other transactions contemplated by this Agreement or that would reasonably be expected to require a material payment to or would give rise to any material rights (including termination rights) of the other party or parties if a change of control of Parent were to occur immediately following consummation of the Merger, (B) enter into any Contract that would have been a Company Material Contract or Company Real Property Lease if it were in effect as of the date hereof, other than (1) with respect to Contracts entered into with subcontractors or design professionals in the ordinary course of business consistent with past practice or (2) surety bonds issued in the ordinary course of business consistent with past practice, or (C) materially modify or materially amend in a manner adverse to the Company, cancel or terminate or waive, release or assign any material rights or claims with respect to, any Company Material Contract or Company Real Property Lease; provided, that, other than with respect to Company Real Property Leases, the foregoing does not restrict any entering into, modifying or amending of agreements respecting real property, which is the subject of Section 6.1(b)(x);

(x)            (A) make any disposal of or directly or indirectly sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or dispose of or subject to any Lien (other than any Permitted Lien or any Lien of the type contemplated pursuant to Section 6.1(b)(viii)(A)(ii)) any Company Owned Real Property, other than sales to homebuyers in the ordinary course of business consistent with past practice or as disclosed on Schedule 6.1(b)(x), (B) purchase or otherwise acquire (x) any real property or any interest therein or (y) a leasehold interest in any material real property or material leasehold interest, except in the case of clause (B), for (1) purchases or sales of property or assets in accordance with Non-Refundable Deposit Contracts entered into before the date of this Agreement and made available to Parent (provided that the applicable required deposits thereunder have been actually made in full prior to the date hereof), (2) transactions not exceeding two and a half million dollars ($2,500,000) individually or five million dollars ($5,000,000) in the aggregate, (3) grants of easements and other encumbrances in the ordinary course of business to the extent such easements and encumbrances would not materially interfere with the ordinary conduct of the Company’s business as currently conducted or materially detract from the development, use, occupancy, value or marketability of the affected property, or (4) transactions between or among the Company and any of its wholly owned Subsidiaries (or between or among any such wholly owned Subsidiaries), or (C) (1) enter into any Non-Refundable Deposit Contract for real property that requires the Company or any Company Subsidiary to make a deposit exceeding two hundred and fifty thousand dollars ($250,000) or grants the counterparty thereto any right to specific performance or any similar concept with respect to the acquisition of such property or assets, (2) permit, or take any action or omit to take any action that would result in, the making of any deposits or payments by the Company or any Company Subsidiary in an amount exceeding two hundred and fifty thousand dollars ($250,000) pursuant to any Non-Refundable Deposit Contracts or (3) permit, or take any action or omit to take any action that would result in, any deposits in an amount exceeding two hundred and fifty thousand dollars ($250,000) made pursuant to a Non-Refundable Deposit Contract to become non-refundable; provided, however, that nothing in this Section 6.1(b)(x) shall prohibit the Company or any Company Subsidiary from effectuating any transactions contemplated by any existing land banking transaction to which the Company or any Company Subsidiary is a party.

(xi)           other than as required by any Benefit Plan as in effect on the date of this Agreement or by applicable Law, (A) increase the compensation or benefits of any Participant, other than in the ordinary course of business consistent with past practice with respect to any Participant whose total annual cash compensation opportunity does not exceed two hundred and fifty thousand dollars ($250,000); (B) grant any rights to severance, change of control, retention or termination pay to any Participant, whether pursuant to an employment agreement, severance agreement or otherwise; (C) establish, adopt, enter into, amend in any material respect or terminate any Benefit Plan or any collective bargaining agreement, other than offer letters or consulting agreements that do not include severance protections or transaction payments with respect to any Participant whose total annual cash compensation opportunity does not exceed two hundred and fifty thousand dollars ($250,000); (D) take any action to amend or waive any performance or vesting criteria or accelerate the vesting, exercisability or funding under any Benefit Plan; or (E) hire or terminate (other than for cause or due to death or disability) any Participant, other than, in the ordinary course of business consistent with past practice, any Participant whose total annual cash compensation opportunity does not exceed two hundred and fifty thousand dollars ($250,000);

(xii)          make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or Law including any interpretations thereof or any changes to any of the foregoing;

(xiii)        (A) make, revoke or change any material Tax election, (B) file any material amended Tax Return, (C) settle or compromise any claim relating to a material amount of Taxes of the Company or any Company Subsidiary for an amount materially in excess of amounts reserved, (D) enter into any “closing agreement” within the meaning of in Section 7121 of the Code (or any analogous provision of state, local or foreign Law) relating to a material amount of Taxes, (E) surrender any right to claim a material Tax credit or refund, (F) fail to timely file any material Tax Return required to be filed (after taking into account any extensions) by the applicable entity, (G) prepare any material Tax Return on a basis inconsistent with past practice, (H) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes or (I) adopt or change any material Tax accounting principle, method, period or practice;

(xiv)        waive, release, assign, settle or compromise any claims, liabilities or obligations arising out of, related to or in connection with litigation (other than litigation arising in connection with this Agreement or the transactions contemplated hereby, which is governed by Section 6.11) or other Proceedings other than settlements of, or compromises for, any such litigation or other Proceedings (A) funded, subject to payment of a deductible or self-insured retention not to exceed one million dollars ($1,000,000), solely by insurance coverage maintained by the Company or the Company Subsidiaries or (B) for less than one and a half million dollars ($1,500,000) (net of any insurance coverage maintained by the Company or the Company Subsidiaries) in the aggregate, in each case that would not grant any material injunctive or equitable relief or impose any material restrictions or changes on the business or operations of the Company or any Company Subsidiary and without any admission of wrongdoing or liability on the Company or Parent or any of their respective Subsidiaries;

(xv)         make any capital expenditure in excess of the amounts set forth in the Company’s capital expenditure budget made available to Parent, other than (1) unbudgeted capital expenditures not in excess of two hundred and fifty thousand dollars ($250,000) in the aggregate per fiscal quarter, or (2) expenditures related to land acquisition, land development and construction costs otherwise not prohibited by this Section 6.1(a);

(xvi)        enter into any Contract or transaction between the Company or any of its Subsidiaries, on the one hand, and any Affiliate or director or officer of the Company on the other hand, or enter into any other Contract or transaction with any other Person, in each case, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K under the Exchange Act;

(xvii)       make any loans or advances (other than advances in the ordinary course of business for travel and other normal business expenses or any advancement of expenses under the Company Charter or Company Bylaws or equivalent governing documents of any Company Subsidiary) to stockholders, directors, officers or employees of the Company;

(xviii)      commence any new line of business in which it is not engaged on the date of this Agreement or discontinue any existing line of business;

(xix)         fail to use commercially reasonable efforts to maintain or renew any material Company Intellectual Property;

(xx)          fail to use commercially reasonable efforts to maintain, cancel or materially change coverage under, in a manner materially detrimental to the Company or the Company Subsidiaries any insurance policy maintained with respect to the Company and its Subsidiaries and their assets and properties; provided, that in the event of a termination, cancellation or lapse of any insurance policies, the Company shall use commercially reasonable efforts to promptly obtain replacement policies providing insurance coverage with respect to the assets, operations and activities of the Company and its Subsidiaries no less favorable than the terms of such terminated, cancelled or lapsed policy;

(xxi)         take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation or any similar anti-takeover provision in the Company Charter or the Company Bylaws, that applies to the Company, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Parent, Merger Sub, or any of their respective Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;

(xxii)       enter into, adopt or authorize the adoption of any stockholder rights agreement, “poison pill” or similar antitakeover agreement or plan;

(xxiii)       grant any material refunds, credits, rebates or allowances to any customers of the Company or the Company Subsidiaries other than in the ordinary course of business consistent with past practice;

(xxiv)       take any other actions set forth on Section 6.1(b)(xxiv) of the Company Disclosure Letter;

(xxv)       enter into any Contract containing any covenant or other provision containing any “most favored nation” or “exclusivity” provisions, in each case other than any such Contracts that may be cancelled without material liability to the Company or its Affiliates upon notice of 60 days or less; or

(xxvi)       authorize, agree or commit, in writing or otherwise, to do any of the foregoing.

6.2           Access to Information; Confidentiality.

(a)       From the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 8, the Company shall, and shall cause the Company Subsidiaries to (i) provide to Parent and Merger Sub and their respective Representatives and Debt Financing Sources reasonable access, during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company and the Company Subsidiaries, and upon reasonable prior written notice to the Company, to the officers, employees, properties, Company Permits, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof and (ii) use commercially reasonable efforts to furnish to Parent and Merger Sub and their respective Representatives and Debt Financing Sources, during normal business hours upon prior reasonable notice such information concerning the business, properties, Contracts, Company Permits, personnel, books and records (including Tax records), assets and liabilities of the Company and the Company Subsidiaries as Parent or Parent’s Representatives and Debt Financing Sources may reasonably request, in each case, solely for purposes of consummating the transactions contemplated by this Agreement (and excluding any such matters that relate to (A) the negotiation and execution of this Agreement, including with respect to the consideration or valuation of the Merger or any financial or strategic alternatives thereto, or any litigation that may arise therefrom or (B) any Company Acquisition Proposal or Superior Company Proposal); provided that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes, in its reasonable good faith judgment, that doing so would (A) result in the loss of attorney-client, work product or other privilege, (B) result in the disclosure of any trade secrets of Third Parties or violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any Third Party, or otherwise breach, contravene or violate any such effective Contract to which the Company or any Company Subsidiary is a party, or (C) violate any applicable Law (including Competition Laws) or the terms set forth in this Section 6.2; provided, that the Company shall use its reasonable best efforts to cause such information (or portions of such information) to be provided in a manner that would not violate the foregoing. Any access to the properties of the Company or any of its Subsidiaries or investigations conducted by Parent or Merger Sub pursuant to this Section 6.2 (1) shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or any Company Subsidiaries or create a reasonably likely risk of damage or destruction to any property or assets of the Company or any Company Subsidiaries, (2) shall be subject to the Company’s reasonable security measures and insurance requirements, and (3) shall not include the right to perform invasive testing without the Company’s prior written consent, in its sole discretion. Nothing in this Section 6.2 shall be construed to require the Company, any of its Subsidiaries or any Representatives of any of the foregoing to prepare any reports, analyses, appraisals or opinions.

(b)       Each of Parent and Merger Sub hereby agrees that all information provided to it or any of their Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be “Evaluation Material,” as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of March 19, 2025 between the Company and Parent (the “Confidentiality Agreement”).

6.3           No Solicitation by the Company.

(a)       Subject to the other provisions of this Section 6.3, from and after the date hereof until the Effective Time or, if earlier, the valid termination of this Agreement pursuant to Article 8, the Company shall not, and shall cause the Company Subsidiaries and its and their Representatives (on behalf of the Company or the Company Subsidiaries, as applicable) not to, (i) initiate, solicit, knowingly facilitate (including by providing access to its properties, books and records or data or any non-public information concerning the Company or any Company Subsidiary to any Third Party or group for the purpose of facilitating any inquiries, proposals or offers relating to any Company Acquisition Proposal) or knowingly encourage any inquiries, proposal or offer that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal or the consummation thereof or enter into, continue or otherwise participate or engage in any discussions or negotiations with respect thereto, (ii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Company Acquisition Proposal, (iii) effectuate a Company Change of Board Recommendation, (iv) enter into any merger agreement, acquisition agreement, letter of intent or other similar agreement or arrangement relating to any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 6.3(b)), (v) take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to any state takeover statute or similar statute or regulation or any similar anti-takeover provision in the Company Charter or the Company Bylaws, that applies to the Company or (vi) authorize any of, or commit, resolve or agree to do any of the foregoing. Subject to the other provisions of this Section 6.3, the Company shall, and shall cause the Company Subsidiaries and the Company’s Representatives (on behalf of the Company or the Company Subsidiaries) to, (A) promptly (and, in any event, within twenty-four (24) hours after the execution of this Agreement) cease any discussion or negotiation with any Persons (other than Parent and its Affiliates and Representatives on its behalf) prior to the date hereof by the Company, the Company Subsidiaries or any of the Company’s Representatives with respect to any Company Acquisition Proposal, (B) promptly (and, in any event, within twenty-four (24) hours after the execution of this Agreement) terminate access by any Third Party to any physical or electronic data room relating to any Company Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal and (C) promptly (and in any event within two (2) Business Days after the execution of this Agreement) request the prompt return or destruction of any confidential information provided to any Third Party relating to any Company Acquisition Proposal or that would reasonably be expected to lead to a Company Acquisition Proposal. Notwithstanding anything to the contrary contained in this Section 6.3(a), the Company and the Company’s Representatives may (A) contact any Person that has made after the date of this Agreement a bona fide, unsolicited Company Acquisition Proposal solely in order to seek to clarify and understand the terms and conditions thereof (which contact, for the avoidance of doubt, shall not include any negotiation of such terms or conditions) in order to determine whether such inquiry, proposal or offer constitutes or would reasonably be expected to lead to a Superior Company Proposal, (B) inform a Third Party that has made or is considering making a Company Acquisition Proposal of the provisions of this Section 6.3 and (C) publicly disclose the terms and conditions of this Agreement.

(b)       Notwithstanding anything to the contrary contained in Section 6.3(a), if, at any time following the date hereof and prior to the Effective Time, (i) the Company receives a bona fide written Company Acquisition Proposal from a Third Party, which Company Acquisition Proposal was made or renewed on or after the date of this Agreement and does not result from a material breach of the obligations set forth in Section 6.3(a) and (ii) the Company Board determines in good faith, after consultation with its outside counsel and financial advisor, that such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Company Proposal and the failure to take the following actions would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company may (A) enter into an Acceptable Confidentiality Agreement with and furnish information with respect to the Company and the Company Subsidiaries (including nonpublic information) to the Third Party making such Company Acquisition Proposal or its Representatives, and (B) participate in discussions or negotiations with such Third Party making such Company Acquisition Proposal and its Representatives regarding such Company Acquisition Proposal (subject to the notification and other requirements of Section 6.3(c)); provided that the Company (1) will not, and will cause the Company Subsidiaries and the Company’s Representatives not to, disclose any nonpublic information to such Third Party or its Representatives without first entering into an Acceptable Confidentiality Agreement with such Third Party or its Representatives, as applicable and (2) will provide Parent any nonpublic information concerning the Company or the Company Subsidiaries provided or made available to such other Person that was not previously provided or made available to Parent concurrently with or after the provision of such information is provided to such other Person. Without limiting the foregoing, it is agreed that any violation of the restrictions or obligations set forth in this Section 6.3 by any Company Subsidiary or any Representative of the Company or any Company Subsidiary acting on behalf of the Company, shall be a breach of this Section 6.3 by the Company.

(c)       The Company shall promptly (and in any event within one (1) Business Day after receipt by the Company) notify Parent in the event that the Company receives any Company Acquisition Proposal, which notice shall include the identity of the Third Party making such Company Acquisition Proposal (unless prohibited by a confidentiality agreement in effect as of the date of this Agreement) and a copy of such Company Acquisition Proposal and any written documentation provided in connection therewith or, where such Company Acquisition Proposal is not in writing, a detailed summary of the material terms and conditions of such Company Acquisition Proposal. Without limiting the foregoing, the Company shall promptly (and in any event not more than one (1) Business Day after such determination) advise Parent if the Company determines to begin providing information to engage in discussions or negotiations concerning a Company Acquisition Proposal pursuant to Section 6.3(b). Thereafter, the Company shall keep Parent informed on a reasonably prompt (and, in any event, within twenty-four (24) hours) basis of the status and material details (including amendments or proposed amendments) of any such Company Acquisition Proposal (including providing copies of any written documentation material relating to such Company Acquisition Proposal).

(d)       Notwithstanding anything to the contrary contained in Section 6.3(a), if the Company has received a bona fide written Company Acquisition Proposal that (i) has not been withdrawn, (ii) did not result from a material breach of the obligations set forth in Section 6.3 and (iii) the Company Board determines in good faith, after consultation with its outside counsel and financial advisor (A) constitutes a Superior Company Proposal and (B) the failure to take an action set forth in clause (x) or (y) would be inconsistent with the directors’ fiduciary duties under applicable Law, the Company Board may at any time prior to the Acceptance Time, (x) effect a Company Change of Board Recommendation with respect to such Superior Company Proposal or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Company Proposal, in either case, subject to the requirements of Section 6.3(f) and, in the case of clause (y), provided, that the Company (1) pays, or causes to be paid, to Parent the Company Termination Fee payable pursuant to Section 8.3(a) prior to or concurrently with such termination and (2) immediately following or concurrently with such termination, enters into a definitive acquisition agreement that documents the terms and conditions of such Superior Company Proposal.

(e)       Notwithstanding anything to the contrary contained in Section 6.3(a), the Company Board may, at any time prior to the Acceptance Time, and subject to compliance with the requirements of Section 6.3(f), effect a Company Change of Board Recommendation in response to a Company Intervening Event if the Company Board determines in good faith, after consultation with outside counsel, that the failure to effect a Company Change of Board Recommendation in response to such Company Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law.

(f)       The Company shall not be entitled to effect a Company Change of Board Recommendation pursuant to Section 6.3(d) or Section 6.3(e) or terminate this Agreement pursuant to Section 6.3(d) and Section 8.1(e) unless (x) the Company shall have provided to Parent at least four (4) Business Days’ prior written notice (the “Company Notice Period”) of the Company’s intention to take such action, which notice shall specify the material terms and conditions of such Company Acquisition Proposal (and have provided to Parent a copy of the available proposed transaction agreement to be entered into in respect of such Company Acquisition Proposal), or a detailed written description of such Company Intervening Event, as applicable (it being understood and agreed that any material amendment to the financial terms of a Superior Company Proposal (including any change to the amount or form of consideration payable) or other material revision to the material terms or condition of such Superior Company Proposal, or any material development with respect to the Company Intervening Event, shall require a new notice pursuant to this Section 6.3(f) and a new Company Notice Period, except that such new Company Notice Period in connection with any amendment shall be for two (2) Business Days from the time Parent receives such notice (as opposed to four (4) Business Days)), and (y):

(i)       during the Company Notice Period, if requested by Parent, the Company shall have engaged in good faith negotiations with Parent regarding any adjustment or amendment to this Agreement or any other agreement proposed in writing by Parent; and

(ii)       the Company Board shall have considered in good faith any proposed adjustments or amendments to this Agreement (including a change to the price terms hereof) and any other agreements that may be proposed in writing by Parent no later than 11:59 a.m., New York City time, on the last day of the Company Notice Period and shall have determined in good faith, after consultation with its outside counsel and financial advisor, that (A) the failure to make a Company Change of Board Recommendation pursuant to Section 6.3(d) or Section 6.3(e) or terminate this Agreement pursuant to Section 6.3(d) and Section 8.1(e), as applicable, would be inconsistent with the directors’ fiduciary duties under applicable Law and (B) in the case of any action proposed to be taken pursuant to Section 6.3(d), such Company Acquisition Proposal continues to constitute a Superior Company Proposal.

(g)       Nothing contained in this Section 6.3 shall prohibit the Company or the Company Board from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of the Company if the Company Board determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would violate applicable Law or (iii) issuing a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, in which the Company indicates that it has not changed the Company Board Recommendation as of the date of such statement, provided, that such statement shall not constitute a Company Change of Board Recommendation.

(h)       Notwithstanding any provision of Section 6.3 to the contrary, the Company shall not grant any waiver or release under, or fail to enforce, any standstill or similar agreement; provided, however, at any time prior to the Acceptance Time, the Company may grant a waiver or release under any standstill agreement, or any provision of any confidentiality or similar agreement with similar effect, if the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law. The Company shall provide written notice to Parent of the waiver or release of any standstill by the Company, including disclosure of the identities of the parties thereto and a summary of the material circumstances relating thereto. Except for the waiver or release of any standstill, or any provision of any confidentiality or similar agreement with similar effect as contemplated by this Section 6.3(h), the Company shall not voluntarily release or permit the release of any Person from, or amend, waive, voluntarily terminate or modify, and shall not permit the amendment, waiver, voluntary termination or modification of, any provision of, any confidentiality or similar agreement or provision to which the Company or any Company Subsidiary is a party or under which the Company or any Company Subsidiary has any rights. The Company shall not, and shall not permit any Company Subsidiary to, enter into any confidentiality or similar agreement subsequent to the date of this Agreement that prohibits the Company from providing to Parent the information specifically required to be provided to Parent pursuant to this Section 6.3.

6.4           Efforts.

(a)       Each of the Company, Parent and Merger Sub shall use its respective reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Law or otherwise to consummate and make effective the Merger, the Offer and the other transactions contemplated by this Agreement as promptly as practicable, including, without limitation, the undertaking of any divestitures, hold separate arrangements, or other actions necessary to obtain any required consents, licenses, permits, waivers, approvals, authorizations or orders from any Governmental Entity, (ii) take all such actions (if any) as may be required to cause the expiration or termination of the notice periods under Competition Laws with respect to such transactions as promptly as practicable after the execution of this Agreement, (iii) obtain (A) from any Governmental Entity any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent, Merger Sub or the Company, or any of their respective Subsidiaries, to effect the Closing as promptly as practicable, and in any event not later than three (3) Business Days prior to the Outside Date, and to avoid any action or proceeding by any Governmental Entity or any other Person, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Offer, and (B) from any Third Party any consents or notices that are required to be obtained or made by Parent, Merger Sub or the Company, or any of their respective Subsidiaries, in connection with the transactions contemplated by this Agreement in the case of this clause (B), only to the extent that Parent, Merger Sub and the Company reasonably determine, after consultation and cooperation with one another, that such consent or notice should be obtained or made, (iv) cause the satisfaction of all conditions to the Offer set forth in Annex A and cause the satisfaction of all conditions to the Merger set forth in Article 7, in each case, within its control, (v) defend and seek to prevent the initiation of all actions, lawsuits or other legal, regulatory or other Proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, nonappealable Order, (vi) seek to have lifted or rescinded any injunction or restraining order that may adversely affect the ability of the parties to consummate the transactions contemplated hereby, in each case until the issuance of a final, nonappealable Order, (vii) prepare and file as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, ruling requests, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any Third Party or any Governmental Entity to consummate the Merger, the Offer or the other transactions contemplated by this Agreement, (viii) take all reasonable steps as may be necessary to obtain all such consents and approvals, and (ix) as promptly as reasonably practicable after the date hereof, make all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement, the Merger and the Offer required under any other applicable Law. Notwithstanding anything to the contrary herein, the Company shall not be required prior to the Effective Time to pay any consent or other similar fee, “profit-sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) or otherwise incur or assume or agree to incur or assume any liability that is not conditioned upon the consummation of the Merger, to obtain any consent, waiver or approval of any Person (including any Governmental Entity) under any Contract.

(b)       Each of Parent and the Company agrees that, between the date of this Agreement and the Effective Time, each of Parent the Company shall not (and the Company shall cause the Company Subsidiaries not to) (i) enter into or consummate any agreements or arrangements for an acquisition (via stock purchase, merger, consolidation, purchase of assets or otherwise) of any ownership interest in, or assets of, any Person, if such ownership interest or assets would reasonably be expected to result in any delay in obtaining, or the failure to obtain, any regulatory approvals required in connection with the transactions contemplated hereby (including the Merger and the Offer), or (ii) take or agree to take any other action (including entering into agreements with respect to any equity investments, joint ventures, acquisitions, mergers, consolidations or business combinations) which would reasonably be expected to result in any delay in obtaining, or which would reasonably be expected to result in the failure to obtain, any approvals of any Governmental Entity required in connection with the transactions contemplated hereby (including the Merger and the Offer), or which would otherwise reasonably be expected to prevent or delay the Merger or the Offer.

(c)       Without limiting the generality of anything contained in this Section 6.4, each party hereto shall (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Proceeding by or before any Governmental Entity with respect to the Merger, the Offer or any of the other transactions contemplated by this Agreement, (ii) keep the other parties notified as to the status of any such request, inquiry, investigation, action or other Proceeding, (iii) promptly notify the other parties of any oral or written communication to or from any Governmental Entity regarding the Merger, the Offer or any of the other transactions contemplated by this Agreement and (iv) promptly provide to the other parties copies of any written communications received or provided by such party, or any of its Subsidiaries, from or to any Governmental Entity with respect to the Merger, the Offer or any other transactions contemplated by this Agreement; provided that Parent and the Company may, as each reasonably and in good faith deems advisable and necessary, designate any competitively sensitive material provided to the other under this Section as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Each party hereto will consult and cooperate with the other parties with respect to and provide any necessary information and assistance as the other parties may reasonably request with respect to all notices, submissions or filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement or any transactions contemplated by this Agreement and will permit the other parties to review and discuss in advance and consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger, the Offer or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any applicable Law, in connection with any such request, inquiry, investigation, action or other Proceeding other than the matters contemplated by Section 6.11, in connection with or related to the Merger, the Offer or the other transactions contemplated hereby, each party hereto will consult with the other parties in advance and give the other parties or their authorized representatives the opportunity to be present at each meeting or teleconference relating to such request, inquiry, investigation, action or other Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or other Proceeding. Neither Parent nor the Company shall, without the prior written consent of the other party, extend any waiting period under the HSR Act (by pull and refile, or otherwise) or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated by this Agreement. Notwithstanding anything to the contrary herein, Parent shall, after consulting with the Company and considering in good faith the Company’s views control the parties’ efforts to gain regulatory clearance either before any Governmental Entity or in any action brought to enjoin the transactions contemplated hereby pursuant to any Competition Law including, if necessary, through litigation or the divestiture of assets or businesses, and shall consult and cooperate with one another, and consider in good faith the views of one another in doing so. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the consummation of the Merger. Prior to the Effective Time, the Company shall exercise, subject to the terms and conditions of this Agreement, control over its business operations.

6.5           Merger. Following the Acceptance Time, each of Parent, Merger Sub and the Company shall take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the Acceptance Time, without a meeting or vote of the Company Stockholders, in accordance with Section 251(h) of the DGCL and upon the terms and subject to the conditions of this Agreement. In furtherance, and without limiting the generality of the foregoing, neither Parent nor Merger Sub nor the Company shall, and shall not permit and shall cause their respective Affiliates or Representatives not to, take any action that could render Section 251(h) of the DGCL inapplicable to the Merger.

6.6           Public Announcements. So long as this Agreement is in effect, Parent and Merger Sub, on the one hand, and the Company, on the other, shall not, and shall cause their respective controlled Affiliates not to, issue any press release or make any public statement with respect to the Merger, the Offer or this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case, to the extent permitted by applicable Law and practicable under the circumstances, the party proposing to issue such press release or make such public announcement shall consult in good faith with the other party before making any such public announcement, (b) with respect to any press release or other public statement by the Company permitted by Section 6.3 (including to announce a Company Change of Board Recommendation in accordance with Section 6.3), (c) statements consistent in all material respects with any release, disclosure or other public statement previously made in accordance with this Section 6.6, (d) public statement regarding the transactions contemplated hereby in response to specific questions from the press, analysts, investors or those attending industry conferences, and make internal announcements to employees, in each case, to the extent that such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the parties or approved by the parties, and otherwise in compliance with this Section 6.6, and provided that such public statements do not reveal material nonpublic information regarding this Agreement or the transactions contemplated hereby and (e) Parent, Merger Sub and their respective Affiliates, without consulting with the Company, may provide ordinary course communications regarding this Agreement and the transactions contemplated by this Agreement to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person, in each case who are subject to customary confidentiality restrictions; provided, that a party hereto may, without the prior consent any other party hereto, make a public statement in any case in which such disclosure is made in connection with a dispute between the parties hereto regarding this Agreement or the transactions contemplated hereby. The press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent (which approval shall not be unreasonably withheld, conditioned or delayed).

6.7           Employee Benefit Matters.

(a)       From and after the Effective Time, the Company shall, and Parent shall cause the Surviving Corporation to, honor all Benefit Plans in accordance with their terms as in effect immediately prior to the Effective Time or as such terms may be amended in accordance with the applicable Benefit Plan after the Effective Time. Notwithstanding the generality of the foregoing, for a period of one (1) year following the Effective Time, Parent shall provide, or shall cause to be provided, to each Person who is employed by the Company or the Company Subsidiaries immediately prior to the Effective Time who continues in the employ of Parent, the Surviving Corporation or any of their respective Affiliates on or after the Effective Time (each, a “Company Employee”) (i) an annual base salary or hourly wage rate (as applicable) at least equal to the annual base salary or hourly wage rate (as applicable) provided to such Company Employee immediately prior to the Effective Time, (ii) cash bonus or other cash incentive opportunities that are no less favorable in the aggregate than the cash bonus or other cash incentive opportunities provided to such Company Employee immediately prior to the Effective Time, and (iii) retirement, health, welfare and employee and fringe benefits (excluding severance, post-employment welfare, equity or equity-based compensation and defined benefit pension benefits), that are substantially comparable in the aggregate to those provided to such Company Employee immediately prior to the Effective Time, and (iv) severance benefits and protections as set forth on Section 6.7(a) of the Company Disclosure Letter, taking into account such Company Employee’s additional period of service and increases (but not decreases) in compensation following the Closing.

(b)       For purposes of vesting, eligibility to participate and for calculating severance and vacation entitlements under the employee benefit plans of Parent and its Subsidiaries (each, a “New Plan”), each Company Employee shall be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled before the Effective Time, to credit for such service under any similar Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition and without limiting the generality of the foregoing, (A) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent that coverage under such New Plans is comparable to a Benefit Plan in which such Company Employee participated immediately prior to the Effective Time (such plans, collectively, the “Old Plans”) and (B) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, Parent shall (or shall cause the Surviving Corporation to) use its commercially reasonable efforts to cause all eligibility waiting periods, pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans, and Parent shall (or shall cause the Surviving Corporation to) use its commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)       Company 401(k) Plan Termination. Unless otherwise directed in writing by Parent at least ten (10) Business Days prior to the Closing Date, (i) the Company shall (or shall cause its applicable Subsidiary to) adopt resolutions and take all such corporate action as is necessary to terminate each Benefit Plan intended to qualify under Section 401(k) of the Code that is maintained by the Company or any of its Subsidiaries (collectively, the “Company 401(k) Plans”), effective as of the day immediately prior to the Closing Date, and the Company shall provide Parent with a reasonable opportunity to review and comment on drafts of such resolutions and other applicable documents effectuating such termination, and (ii) each Company Employee shall be eligible to participate in a defined contribution plan that is qualified under Section 401(a) of the Code, that includes a cash or deferred arrangement within the meaning of Section 401(k) of the Code, maintained by Parent or any of its Subsidiaries (a “Parent 401(k) Plan”) as soon as reasonably practicable (and in no event later than thirty (30) days) following the Closing Date, and shall be entitled to effect a direct rollover of any eligible rollover distributions (as defined in Section 402(c)(4) of the Code), with respect to such Company Employee’s account balances to such Parent 401(k) Plan (excluding outstanding loans), and Parent shall use commercially reasonable efforts to accept a direct rollover of such Company Employee’s outstanding loans, if any, to such Parent 401(k) Plan.

(d)       Section 6.7(d) of the Company Disclosure Letter sets forth, as of the date hereof, for each Company Employee who participates in the Company’s retention bonus program, such employee’s name and remaining retention bonus opportunity. In the event the Closing Date occurs prior to the payment of the retention bonuses, then Parent and its Affiliates shall cause each such Company Employee to be paid such employee’s remaining retention bonus (less any applicable withholding Taxes) no later than October 15, 2025, subject to the Company Employee’s continued employment through October 1, 2025.

(e)       Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Benefit Plans will occur at the Effective Time.

(f)       Nothing in this Agreement shall confer upon any Company Employee or other Person any right to continue in the employ or service of the Company, the Surviving Corporation, Parent, Parent’s Subsidiaries or any of their respective Affiliates. No provision of this Agreement: (i) shall limit the ability of the Company or any of its Affiliates (including, following the Effective Time, the Surviving Corporation and its Subsidiaries) to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, Contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them (subject to the limitations set forth in Section 6.1), (ii) shall be deemed or construed to amend, establish, or modify any benefit or compensation plan, program, agreement, Contract, policy or arrangement or (iii) create any third party beneficiary rights or obligations in any person (including any current or former service provider or employee of Parent or any of its Subsidiaries (or any beneficiaries or dependents thereof)) or any right to employment or continued employment or to a particular term or condition of employment with the Company or any of its Affiliates (including, following the Effective Time, the Surviving Corporation and its Subsidiaries).

6.8           Indemnification of Directors and Officers.

(a)       For six (6) years from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, assume, honor and fulfill in all respects the obligations of the Company and its Subsidiaries to indemnify, hold harmless and advance the costs, fees and expenses of all past and present directors and officers of the Company or each Company Subsidiary (collectively, the “Covered Persons”) under and to the same extent such Persons are indemnified as of the date of this Agreement by the Company or such Company Subsidiary pursuant to (i) indemnification, expense advancement and exculpation provisions in the Company Charter, the Company Bylaws, or equivalent organizational or governing documents of any Company Subsidiary, and (ii) indemnification agreements, if any, in existence on the date of this Agreement with any Covered Person and made available to Parent (collectively, the “Existing Indemnification Agreements”), in each case, to the fullest extent permitted by applicable Law, arising out of acts or omissions in their capacity as directors or officers of the Company or such Company Subsidiary occurring at or prior to the Effective Time. Parent shall cause the Surviving Corporation to advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 6.8 in accordance with the procedures (if any) set forth in the Company Charter, the Company Bylaws, or equivalent organizational or governing documents of any Company Subsidiary and any Existing Indemnification Agreements, as applicable; provided, that the applicable Covered Person provides an undertaking to repay such advance if it is ultimately determined by a final non-appealable order of a court of competent jurisdiction that such Covered Person is not entitled to indemnification under this Section 6.8 or otherwise. Notwithstanding anything herein to the contrary, if any Proceeding (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification, expense advancement or exculpation hereunder on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 6.8 shall continue in effect until the final disposition of such Proceeding or investigation.

(b)       For not less than six (6) years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation and the equivalent governing documents of the Company Subsidiaries shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Company Charter and the Company Bylaws and the equivalent governing documents of the Company Subsidiaries, as applicable. Following the Effective Time, the Existing Indemnification Agreements shall be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms.

(c)       For not less than six (6) years from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain for the benefit of the directors and officers of the Company and the Company Subsidiaries, as of the date of this Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event providing coverage not less favorable in the aggregate than the existing policies of the Company and the Company Subsidiaries; provided that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase as favorable of coverage as is available for such amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained by the Company prior to the Effective Time and provide such directors and officers with coverage for an aggregate period of at least six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in connection with the adoption and approval of this Agreement and the transactions contemplated by this Agreement. If such prepaid policies have been obtained prior to the Effective Time, the Company and the Surviving Corporation, as applicable, shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d)       In the event that the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.8.

(e)       The obligations under this Section 6.8 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or bylaws, or by any Contract disclosed on Section 6.8 of the Company Disclosure Letter. The obligations of Parent and the Surviving Corporation under this Section 6.8 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns); it being expressly agreed that the Covered Persons (including successors and assigns) shall be third party beneficiaries of this Section 6.8. In the event of any breach by the Surviving Corporation or Parent of this Section 6.8, the Surviving Corporation shall pay all reasonable and out-of-pocket expenses, including reasonable attorneys’ fees, that may be incurred by Covered Persons in enforcing the indemnity and other obligations provided in this Section 6.8 as such fees are incurred upon the written request of such Covered Person.

6.9           Takeover Statutes. If any state takeover Law or state Law or any similar anti-takeover provision in the Company Charter or the Company Bylaws that purports to limit or restrict business combinations or the ability to acquire or vote Company Shares (including any “control share acquisition,” “fair price,” “moratorium,” “business combination” or other similar takeover Law) becomes or is deemed to be applicable to the Company, Parent, Merger Sub, this Agreement, the Merger, the Offer or any other transactions contemplated by this Agreement, then Parent, Merger Sub and the Company shall cooperate and take all action reasonably available to render such Law or provision inapplicable to the foregoing. Neither Parent, Merger Sub nor the Company will take any action that would cause this Agreement, the Merger, the Offer or the other transactions contemplated by this Agreement to be subject to the requirements imposed by any such Laws or provisions. No Company Change of Board Recommendation shall change the approval of the Company Board for purposes of causing any such Law or provision to be inapplicable to the transactions contemplated by this Agreement.

6.10         Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a “covered person” of the Company for purposes of Section 16 of the Exchange Act, and the rules and regulations thereunder (“Section 16”), of Company Shares and Company Equity Awards pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

6.11         Stockholder Litigation. Prior to the earlier of the Effective Time or the termination of this Agreement, the Company shall promptly (and, in any event, within two (2) Business Days) notify Parent of any Proceeding brought by the stockholders of the Company or other Persons (other than Parent, Merger Sub, or its Affiliates) against the Company or any of its directors, officers or the Representatives of the Company arising out of or relating to this Agreement or the transactions contemplated hereby, and shall keep Parent reasonably informed with respect to the status thereof, including, by promptly (and, in any event, within two (2) Business Days) providing Parent with copies of all proceedings and correspondence relating to such Proceeding. Without limiting the preceding sentence, subject to the preservation of privilege and confidential information, prior to the earlier of the Effective Time or the termination of this Agreement, the Company shall give Parent the right to fully participate in (but not control) the defense (including by allowing for advanced review and comment on all filings or responses to be made in connection therewith) or settlement (including the right to participate in (at the participating party’s expense) the negotiations, arbitrations or mediations with respect thereto) of any such Proceeding, and the Company will in good faith give consideration to Parent’s advice with respect to such Proceeding and the underlying strategy documentation with respect thereto. Prior to the earlier of the Effective Time or the termination of this Agreement, the Company shall not cease to defend, settle or agree to settle any Proceeding relating to this Agreement or the transactions contemplated hereby shall be agreed to without Parent’s prior written consent (in its sole discretion).

6.12         Stock Exchange Delisting and Deregistration. Prior to the Effective Time, the Company shall use reasonable best efforts to cooperate with Parent and to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting of the Company and of the Company Shares from NASDAQ as promptly as practicable after the Effective Time and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after such delisting.

6.13         14D-10 Matters. Prior to the consummation of the Offer, to the extent required, the Compensation Committee of the Company Board will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee of the Company Board in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

6.14         Financing Cooperation.

(a)       During the period from the date hereof through the earlier of the Closing Date or the date of termination of this Agreement, the Company shall use reasonable best efforts to provide, and shall cause its Subsidiaries to use reasonable best efforts to cause their respective Representatives to provide, in each case at Parent’s sole expense, such customary cooperation as may be reasonably requested in writing (which, for purposes of this Section 6.14 may be through email) by Parent in connection with the arrangement of the Debt Financing, including using reasonable best efforts to: (i) as promptly as practicable furnish the Required Financial Information and other pertinent and customary information regarding the Company and its Subsidiaries and their real property assets as may be reasonably requested by Parent in connection with the Debt Financing and customary in similar financings; (ii) (A) upon reasonable advance notice and at reasonable times and locations, participate in a reasonable number of meetings and presentations with arrangers or agents, prospective lenders and other investors and sessions with rating agencies, due diligence sessions and drafting sessions (in each case which may be telephonic or virtual meetings or sessions, as circumstances require) and otherwise cooperate with the marketing and due diligence efforts for any of the Debt Financing (including use of commercially reasonable efforts to ensure that the Debt Financing Sources and their advisors and consultants shall have sufficient access to the Company and its Subsidiaries to complete any necessary audits or appraisals of the assets of the Company and its Subsidiaries (including with respect to any assets comprising any “borrowing base” in respect of the Land Bank Financing)), (B) assist Parent in obtaining ratings in connection with the Debt Financing, (C) reasonably cooperate in the preparation of materials for rating agency presentations, offering memoranda, marketing materials, bank information memoranda, lender presentations or similar documents in connection with the Debt Financing (collectively, the “Offering Documents”) (including (x) confirming the absence of material non-public information relating to the Company and its Subsidiaries or their securities contained therein upon request by Parent and (y) the delivery of customary authorization letters authorizing the distribution of information to prospective lenders or investors), (D) assist Parent with the preparation of pro forma financial information and pro forma financial statements to the extent reasonably requested by Parent or the Debt Financing Sources to be included in any Offering Documents (provided that the Company and its Subsidiaries shall not be responsible for the preparation of any pro forma financial information, pro forma financial statements or pro forma adjustments in connection with the Debt Financing), and (E) request and facilitate the Company’s independent accountants to (1) provide (x) auditors consents and reports reasonably required for the Offering Documents and (y) comfort letters (including customary “negative assurance” comfort and change period comfort) with respect to the financial information relating to the Company and its Subsidiaries contained in the Offering Documents that are customary in connection with high-yield financings of the type contemplated as part of the Debt Financing and (2) attend a reasonable number of accounting due diligence and drafting sessions; (iii) provide Parent and the Debt Financing Sources, at least four (4) Business Days prior to the Closing (as long as requested at least eight (8) Business Days prior to the Closing), with all documentation and other information with respect to the Company and its Subsidiaries as shall have been reasonably requested in writing by Parent or any Debt Financing Source that is required in connection with the Debt Financing by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001, and the requirements of 31 C.F.R. §1010.230; and (iv) (A) take all corporate actions, subject to the occurrence of the Closing, reasonably required to permit the consummation of the Debt Financing (it being understood that no such action shall be required of the Company Board prior to the Closing), (B) reasonably cooperate in satisfying the conditions precedent set forth in the Debt Commitment Letter or any definitive document relating to the Debt Financing, to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company and its Subsidiaries and (C) assist with the preparation of definitive financing documentation, to the extent reasonably requested by Parent, and execute and deliver any such documents (including a certificate of the chief financial officer of the Company with respect to solvency matters in the form set forth as an exhibit to the Debt Commitment Letter) as may be reasonably requested by Parent. Notwithstanding anything to the contrary in this Section 6.14(a), nothing will require the Company to provide (or be deemed to require the Company to prepare) any (1) pro forma financial information or pro forma financial statements; (2) information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments; (3) description of all or any portion of the Debt Financing, including any “description of notes” or any information customarily provided by a lead arranger, underwriter, initial purchaser or their counsel or advisors in a customary information memorandum or offering memorandum for a secured bank financing or high yield debt securities, as applicable, including sections customarily drafted by a lead arranger or an initial purchaser or underwriter or their counsel or advisors, such as those regarding confidentiality, timelines, syndication process, limitations of liability and plan of distribution; (4) risk factors relating to all or any component of the Debt Financing; (5) other information required by Rules 3-10 or 3-16 of Regulation S-X under the Securities Act, any Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act, or any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield debt securities under Rule 144A promulgated under the Securities Act; (6) any information with respect to any Person other than the Company and its Subsidiaries; or (7) any information not reasonably available to the Company or its Subsidiaries under their respective current reporting systems (the foregoing clauses (1) through (7) is referred herein as “Excluded Information”).

(b)       Notwithstanding anything in Section 6.14(a) to the contrary, (i) nothing in this Section 6.14 shall require cooperation to the extent that it would unreasonably disrupt or interfere (in the reasonable judgment of the Company) with the business or the operations of the Company or the Company Subsidiaries, (ii) nothing in this Section 6.14 shall require cooperation to the extent that it would (A) subject any of the Company’s or its Subsidiaries’ respective Representatives to any personal liability with respect to matters related to the Debt Financing, (B) conflict with, or violate, the Company’s or any of its Subsidiaries’ organizational documents, material contractual obligations or any applicable Law, (C) cause any condition of Parent and Merger Sub to the Closing set forth in Article 7 to not be satisfied or (D) cause any breach of this Agreement, (iii) neither the Company nor any of its Subsidiaries or their respective Representatives shall be required to pay any commitment or other similar fee or incur or assume any liability or other obligation in connection with the financings contemplated by the Debt Commitment Letter or the Financing prior to the Effective Time or be required to take any action that would subject it to liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the Debt Commitment Letter, the Financing or any information utilized in connection therewith, in each case, that would not be reimbursed or indemnified by Parent or Merger Sub, (iv) none of the Company, its Subsidiaries or their respective Representatives shall be required to execute, deliver or enter into, or perform any agreement, certificate, document or instrument with respect to the Financing that is not contingent upon the Closing (other than any authorization letter contemplated by Section 6.14(a) or any certificate, document, instrument or agreement in accordance with Section 6.14(c) or Section 6.14(f)) and the directors and managers of the Company and its Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained unless Parent and Merger Sub shall have determined that such directors and managers are to remain as directors and managers of such Person on and after the Closing and such resolutions are contingent upon the occurrence of, or only effective as of, the Closing, (v) disclosure of any confidential information to the Debt Financing Sources shall be made subject to the acknowledgment and acceptance by such Debt Financing Source that such information is being disseminated on a confidential basis in accordance with (x) the Confidentiality Agreement (under which such Debt Financing Source and their applicable Representatives shall be deemed to constitute “Representatives”) or (y) customary “click through” confidentiality arrangements or other customary market standards for dissemination of such type of information and (vi) neither the Company nor any of its Subsidiaries shall be required to take any action requiring the Company or any of its Subsidiaries to disclose information subject to any attorney-client, attorney work product or other legal privilege (provided that the Company shall use commercially reasonable efforts to allow the disclosure of such information (or as much of it as reasonably possible) in a manner that does not result in a loss of attorney client, attorney work product or other legal privilege). The Company hereby consents to the use of its and its Subsidiary’s logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company’s or the Company’s Subsidiaries’ reputation or goodwill or any of their respective products, services, offerings or intellectual property rights.

(c)

(i)       Parent will be permitted to commence and conduct, in accordance with the terms of the Company Senior Notes Indenture and the Company Note Purchase Agreement, as applicable, one or more offers to purchase, including any “Change of Control Offer” (as such term is defined in the Company Senior Notes Indenture) and “Mandatory Offer to Repurchase” (as such term is defined in the Company Note Purchase Agreement) and/or any tender offer, or any exchange offer, and to conduct a consent solicitation, if any (each, a “Debt Offer” and collectively, the “Debt Offers”), with respect to any or all of the outstanding aggregate principal amount of the Company Senior Notes identified by Parent to the Company in writing after the date of this Agreement on terms that are acceptable to Parent; provided that any such Debt Offer shall be (A) in compliance with applicable Law, the terms of the Company Senior Notes Indenture or the Company Note Purchase Agreement, as applicable, and any other rights of any holder of the Company Senior Notes and the terms of this Section 6.14(c), (B) at the sole expense of Parent, and (C) consummated using funds provided by Parent. Parent shall not be permitted to commence any applicable Debt Offer until Parent shall have provided the Company with the necessary offer to purchase, offer to exchange, consent solicitation statement, letter of transmittal and press release, in each case if any, in connection therewith and each other document relevant to such transaction that will be distributed by Parent to holders of the Company Senior Notes in the applicable Debt Offer (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Debt Offer to allow the Company and its counsel to review and comment on the related Debt Offer Documents (in each case, at Parent’s sole expense), which comments shall be considered by Parent in good faith. Parent will reasonably consult with the Company regarding the material terms and conditions of any Debt Offer (other than financial terms), including the timing and commencement of any Debt Offer and any relevant tender or consent deadlines. Parent shall expressly condition the closing (or, if applicable, effectiveness) of any of the Debt Offers on the occurrence of the Closing, and the Company will use reasonable best efforts to cooperate with Parent, at Parent’s request and sole expense, to facilitate the initial settlement of the Debt Offers by Parent on the Closing Date. Subject to the terms and conditions of this Section 6.14(c), at Parent’s sole expense, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, in each case, use their reasonable best efforts to provide all cooperation reasonably requested by Parent in connection with the Debt Offers; provided that prior to the Closing, neither the Company nor any of the Company Subsidiaries, nor Representative for the Company or any of its Subsidiaries shall be required to furnish any officer’s certificates, legal opinions or negative assurance letters, as applicable, in connection with the Debt Offers, (other than in connection with the execution of a supplemental indenture and/or an amendment relating to any consent solicitation of the type described in clause (ii) below), the Company delivering customary officer’s certificates, and using reasonable best efforts to cause counsel for the Company to deliver customary legal opinions (which opinions shall include customary reliance provisions permitting any solicitation agents retained by Parent or Merger Sub in connection with the Debt Offer to rely on the matters set forth in such opinions), respectively, to the trustee under the Company Senior Notes Indenture or the agent under the Company Note Purchase Agreement, to the extent such certificates and opinions would not (in the reasonable opinion of the Company, its counsel and the trustee or the agent, as applicable) conflict with applicable Laws, the applicable terms of the Company Senior Notes, or the Company Senior Notes Indenture or the Company Note Purchase Agreement, as applicable, and would be accurate in light of the facts and circumstances at the time delivered) or execute any other instruments or agreements in connection therewith other than the supplemental indenture and/or amendment described in clause (ii) below. The Company will not be required to cooperate with respect to any Debt Offer that would reasonably be expected to be inconsistent with the terms of the Company Senior Notes Indenture, the Company Note Purchase Agreement, the Company Credit Facility or applicable Law, would reasonably be expected to result in a breach under any material Contract or agreement of the Company or its Subsidiaries, would reasonably be expected to cause any covenant, representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries or would become operative before the Closing Date.

(ii)       To the extent any Debt Offer includes a consent solicitation, subject to the receipt of any requisite consents, the Company and its Subsidiaries will execute one or more supplemental indentures to the Company Senior Notes Indenture or one or more amendments to the Company Note Purchase Agreement in accordance with the Company Senior Notes Indenture or the Company Note Purchase Agreement, as applicable, amending the terms and provisions of the Company Senior Notes Indenture or the Company Note Purchase Agreement, as applicable, as described in the Debt Offer Documents as reasonably requested by Parent (and at Parent’s sole expense), which supplemental indentures or amendments, as applicable, will use reasonable best efforts to cause (a) U.S. Bank Trust Company, National Association, as trustee under the

Company Senior Notes Indenture (the “Trustee”) to enter into such supplemental indenture to the Company Senior Notes Indenture and (b) U.S. Bank Trust Company, National Association, as agent (the “Agent”) on behalf of the applicable holders party to the Company Note Purchase Agreement, to enter into such amendment to the Company Note Purchase Agreement, in each case, before or substantially simultaneously with the consummation of the Merger and the transactions contemplated by this Agreement as determined by Parent (at Parent’s sole expense); provided, however, that in no event will the Company or any of its officers, directors or other Representatives have any obligation to authorize, adopt or execute any amendments or other agreement that would reasonably be expected to be inconsistent with the terms of the Company Senior Notes Indenture, the Company Note Purchase Agreement, the Company Credit Facility or applicable Law, would reasonably be expected to result in a breach under any material Contract or agreement of the Company or its Subsidiaries, would reasonably be expected to cause any covenant, representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries or would become operative before the Closing Date. Subject to the terms and conditions of this Section 6.14(c), the Company shall, and shall cause its Subsidiaries and their respective Representatives to, in each case, use their reasonable best efforts to provide all cooperation reasonably requested by Parent (in each case, at Parent’s sole expense) in connection with the execution of supplemental indentures and amendments, as applicable.

(iii)       If requested by Parent, in lieu of or in addition to Parent commencing Debt Offers for the Company Senior Notes, subject to applicable Law, the terms of the Company Senior Notes Indenture or the Company Note Purchase Agreement, as applicable, and any other rights of any holder of the Company Senior Notes, the Company shall, at Parent’s sole expense, use reasonable best efforts to (i) send any notices of redemption with respect to all or a portion of the outstanding aggregate principal amount of the Company Senior Notes (which shall be in form required under the Company Senior Notes Indenture or the Company Note Purchase Agreement, as applicable, and conditioned upon the consummation of the Closing, if sent prior to the Closing, and shall become irrevocable upon the consummation of the Closing) to the Trustee or Agent, as applicable, (ii) use reasonable best efforts to take such actions as may be required under the Company Senior Notes Indenture and the Company Note Purchase Agreement, as applicable, to cause the Trustee or Agent, as applicable, to proceed with the redemption of the applicable Company Senior Notes under such Company Senior Notes Indenture or Company Note Purchase Agreement and to provide the notice of redemption (conditioned upon consummation of the Closing, if provided prior to the Closing) to the holders of such Company Senior Notes pursuant to the Company Senior Notes Indenture or the Company Note Purchase Agreement, as applicable, and (iii) prepare and deliver all other documents required under the Company Senior Notes Indenture and the Company Note Purchase Agreement, as applicable, as may be required under the Company Senior Notes Indenture or the Company Note Purchase Agreement, as applicable, to issue notices of redemption (conditioned upon consummation of the Closing, if provided prior to the Closing) for such Company Senior Notes in accordance with the Company Senior Notes Indenture or the Company Note Purchase Agreement, as applicable, providing (x) for the redemption on the Closing Date or such later date as shall be specified by Parent of such Company Senior Notes or (y) for satisfaction and discharge of the Company Senior Notes Indenture and the Company Note Purchase Agreement, in each case, pursuant to the requisite provisions of the Company Senior Notes Indenture or the Company Note Purchase Agreement,

as applicable (subject to the consummation of the Closing, if sent prior to the Closing) (the “Redemption”); provided that prior to the Closing, neither the Company nor any of the Company Subsidiaries, nor Representatives for the Company or any of its Subsidiaries shall be required to furnish any officer’s certificates, legal opinions or negative assurance letters in connection with the Redemption (other than the Company delivering customary officer’s certificates, and using reasonable best efforts to cause counsel for the Company to deliver customary legal opinions, respectively, to the Trustee or to the Agent, as applicable, to the extent such certificates and opinions would not (in the reasonable opinion of the Company, its counsel and the Trustee or the Agent, as applicable) conflict with applicable Laws, the applicable terms of the Company Senior Notes, the Company Senior Notes Indenture or the Company Note Purchase Agreement and would be accurate in light of the facts and circumstances at the time delivered). The notices of redemption delivered to the Trustee or the Agent, as applicable, and holders of the Company Senior Notes (if delivered prior to Closing) may state that the redemption date may be delayed until such time as any condition to redemption stated therein shall be satisfied or such Redemption may not occur and such notice may be rescinded in the event such condition shall not have been satisfied. At the Closing, Parent shall make, or cause to be made, a deposit with the Trustee or the Agent, as applicable, of funds sufficient to pay in full the outstanding aggregate principal amount of, accrued and unpaid interest through the applicable redemption date on, and applicable make-whole and redemption premiums related to, the Company Senior Notes so redeemed, together with payment of other fees and expenses payable by the Company under the Company Senior Notes Indenture and the Company Note Purchase Agreement, as applicable.

(iv)       The Company shall, and shall cause its Subsidiaries and direct their respective Representatives to, in each case, use their reasonable best efforts to provide all cooperation, at Parent’s sole cost and expense, reasonably requested by Parent in accordance with this Section 6.14(c). Notwithstanding anything to the contrary in this Agreement or otherwise, (x) the Company’s and its Subsidiaries’ and Representatives’ obligations under this Section 6.14(c) shall terminate and be of no further force and effect upon the termination of this Agreement and (y) neither the Company nor any of its Subsidiaries or Representatives shall be required, nor shall Parent, Merger Sub or any of its Subsidiaries or Representatives be permitted to take any action pursuant to this Section 6.14(c) that would cause any covenant, representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries.

(d)       For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 6.14 represent the sole obligation of the Company, the Company Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Parent or Merger Sub with respect to the transactions contemplated by this Agreement and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations. Parent and Merger Sub acknowledge and agree that it is not a condition to the Closing or any of the other obligations under this Agreement that Parent and Merger Sub obtain the Equity Financing or the Debt Financing, or to complete any Debt Offers or Redemption. For the avoidance of doubt, if the Equity Financing or the Land Bank Financing (or any other Debt Financing) has not been obtained, Parent and Merger Sub shall continue to be obligated to complete the Merger and consummate the transactions contemplated by this Agreement.

(e)       The Company shall use reasonable best efforts to deliver to Parent at least two (2) Business Days prior to the Closing Date an appropriate and customary final version of payoff letter with respect to the Company Credit Facility (the “Payoff Letter”), specifying the aggregate payoff amount of the Company’s obligations (including principal, interest, fees, expenses, premium (if any) and other amounts payable in respect of such indebtedness) that will be outstanding under such indebtedness as of the Closing and providing for a release of all guarantees thereunder upon the receipt of the payoff amounts specified in the Payoff Letter (it being understood and agreed that Parent and Merger Sub shall be responsible for paying all amounts under the Payoff Letter on or prior to the Closing).

(f)       The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to periodically update any Required Financial Information provided to Parent as may be necessary so that such Required Financial Information is (i) Compliant and (ii) meets the applicable requirements set forth in the definition of “Required Financial Information”. For the avoidance of doubt, subject to the terms and provisions of this Section 6.14, Parent may, to most effectively access the financing markets, request the cooperation of the Company and its Subsidiaries under this Section 6.14 at any time, and from time to time and on multiple occasions, between the date of this Agreement and the Closing; provided that, for the avoidance of doubt, the Marketing Period shall not be applicable as to each attempt to access the markets. The Company agrees to (A) use its reasonable best efforts to file all reports on Form 10-K and Form 10-Q and Form 8-K (to the extent required to include financial information pursuant to Item 9.01 thereof) and (B) use its reasonable best efforts to file all other Forms 8-K, in each case, required to be filed with the SEC pursuant to the Exchange Act prior to the Closing Date in accordance with the periods required by the Exchange Act. If, in connection with a marketing effort in connection with the Debt Financing, Parent reasonably requests the Company to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Company and its Subsidiaries, which Parent reasonably determines is necessary (after consultation with the Company and if the Company does not unreasonably object) to include in an Offering Document for the Debt Financing, then, upon the Company’s review of and reasonable satisfaction with such filing, unless the Company reasonably objects, the Company shall file a Current Report on Form 8-K containing such material non-public information.

(g)       Parent agrees to indemnify, hold harmless and reimburse the Company, its Subsidiaries and their respective Representatives prior to the Closing or the termination of this Agreement (and thereafter, promptly upon demand and in each case directly to the applicable Company Representative) from and for all reasonable documented out-of-pocket costs, expenses, fees, losses, damages, claims, judgments, fines, penalties, interest, awards and liabilities such Persons may incur in connection with the Debt Financing, any Debt Offers, any Redemption, the Payoff Letter and the performance of their respective obligations under this Section 6.14 and the provision of any information utilized in connection therewith (other than information provided by the Company or the Company Subsidiaries) (including reasonable and documented costs and expenses of counsel and advisors), except to the extent incurred as a result of the gross negligence or willful misconduct of the Company, its Subsidiaries and their respective Representatives, and such Subsidiaries and Representatives shall be express third party beneficiaries of this sentence, and Parent’s obligation in this sentence shall survive any termination or expiration of this Agreement.

6.15         Financing.

(a)       Each of Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Financing in an amount required to satisfy the Required Amount not later than the Closing Date on the terms and conditions described in or contemplated by the Financing Letters or on other terms with respect to conditionality that are not less favorable to Parent than the conditions set forth in the Financing Letters and otherwise on terms and conditions as would not have any result, event or consequence described in any of clauses (A) through (D) of Section 6.15(c), including using reasonable best efforts to (i) maintain in full force and effect the Financing Letters and the Limited Guarantee, (ii) negotiate and execute definitive agreements with respect to the Land Bank Financing required to pay the Required Amount (after taking into account any available Equity Financing) (or on other terms with respect to conditionality that are not less favorable to Parent than the conditions set forth in the Financing Letters and otherwise on terms and conditions as would not have any result, event or consequence described in any of clauses (A) through (D) of Section 6.15(c)) (such definitive agreements, the “Definitive Financing Agreements”), (iii) satisfy and comply with on a timely basis (except to the extent that Parent and Merger Sub have obtained the waiver of) all conditions and covenants to the funding or investing of the Financing required to pay the Required Amount applicable to Parent or Merger Sub in the Financing Letters and the Definitive Financing Agreements that are within their control that are to be satisfied by Parent or Merger Sub, (iv) consummate the Financing in an amount required to pay the Required Amount or enforce the Limited Guarantee at or prior to the Closing and (v) enforce its rights under the Financing Letters, the Definitive Financing Agreements and the Limited Guarantee. Neither Parent nor Merger Sub shall release or consent to the termination of the obligations of any Investor to provide the Equity Financing in an amount required to pay the Required Amount or to the termination of obligations under the Limited Guarantee.

(b)       In the event that, notwithstanding the use of reasonable best efforts by Parent to satisfy its obligations under Section 6.15(c), any portion of the Land Bank Financing in an amount required to pay the Required Amount (after taking into account any available Equity Financing) becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent shall use its reasonable best efforts to, as promptly as practicable following the occurrence of such event, notify the Company of such unavailability and Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain alternative financing on terms and conditions not less favorable to Parent than the terms and conditions contained in the Debt Commitment Letter in an amount sufficient, when added to the portion of the Financing that is and remains available and taking into account any available Equity Financing, to pay the Required Amount (“Alternative Financing”) and to obtain and promptly provide the Company with a copy of the new executed commitment letter that provides for such Alternative Financing (and any related executed fee letters, fee credit letter and engagement letters, as applicable, in connection therewith, copies of which shall be provided to the Company (it being understood that any such fee letter, fee credit letter and engagement letter may be redacted as to fee amounts and other commercially sensitive economic terms customarily redacted, so long as such redactions do not relate to any terms that may adversely affect the conditionality, enforceability, availability or termination of the Alternative Financing or reduce the aggregate principal amount of the Land Bank Financing below the amount required to pay the Required Amount)) (the “Alternative Financing Commitment Letter”). For purposes of this Agreement (other than with respect to representations in this Agreement made by Parent or Merger Sub that speak as of the date of this Agreement) references to (i) the “Financing” and “Land Bank Financing” shall include the land bank funding contemplated by the Debt Commitment Letter and any such Alternative Financing, (ii) the “Financing Letters” and the “Debt Commitment Letter” shall include the Debt Commitment Letter to the extent not superseded by the Alternative Financing Commitment Letter and any such Alternative Financing Commitment Letter, (iii) the “Definitive Financing Agreements” shall include the definitive documentation relating to the land bank funding completed by the Debt Commitment Letter and any such Alternative Financing, (iv) the “Land Bank” shall include the financial institutions and other entities party to any Alternative Financing Commitment Letter and (v) the “Closing Commitment Amount” shall include the equivalent amount contemplated by the Alternative Financing (which amount, in any event, shall not be less than the amount of the Closing Commitment Amount as set forth in the Debt Commitment Letter as of the date hereof).

(c)       Neither Parent nor Merger Sub shall permit or consent to or agree to any amendment, restatement, replacement, supplement, termination or other modification or waiver of any provision or remedy under (i) the Equity Commitment Letter (other than to increase the amount of Equity Financing available thereunder), (ii) the Limited Guarantee or (iii) the Debt Commitment Letter, without the prior written consent of the Company, if such amendment, restatement, replacement, supplement, termination, modification or waiver would (A) impose new or additional conditions precedent to the funding of the Equity Financing, the Land Bank Financing or would otherwise adversely change, amend, modify or expand any of the conditions precedent to the funding of the Debt Financing, (B) be reasonably expected to prevent or delay the availability of all or a portion of the Land Bank Financing necessary to pay the Required Amount (after taking into account any available Equity Financing) or the consummation of the transactions contemplated by this Agreement, (C) reduce the aggregate amount of the Land Bank Financing below the amount necessary to pay the Required Amount (after taking into account any available Equity Financing) or (D) otherwise adversely affect the ability of Parent or Merger Sub to enforce their rights under the Debt Commitment Letter; provided that Parent may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or other entities who had not executed the Debt Commitment Letter as of the date of this Agreement. For purposes of this Agreement (other than with respect to representations in this Agreement made by Parent or Merger Sub that speak as of the date of this Agreement), references to (i) the “Equity Financing”, “Land Bank Financing” and “Financing” will include the financing contemplated by the Financing Letters as permitted by this Section 6.15 to be amended, restated, replaced, supplemented or otherwise modified or waived and (ii) the “Debt Commitment Letter”, “Equity Commitment Letter” or “Financing Letters” shall include such document as permitted by this Section 6.15(c) to be amended, restated, replaced, supplemented or otherwise modified or waived, in each case from and after such amendment, restatement, replacement, supplement or other modification or waiver. Notwithstanding anything to the contrary in this Agreement, in no event shall any Alternative Financing Commitment Letter, or any amendment, restatement, amendment and restatement, modification or supplement to, or replacement of, the Debt Commitment Letter, be deemed to adversely expand the obligations of the Company and its Subsidiaries to assist with respect to the Debt Financing under Section 6.14.

(d)       Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.15 will require, and in no event will the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (i) seek the Equity Financing from any source other than a counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter or the Limited Guarantee or (ii) pay any fees in excess of those contemplated by the Equity Commitment Letter or the Debt Commitment Letter.

(e)       Parent shall give the Company prompt written notice after Parent’s knowledge (i) of any default or breach (or any event that, with or without notice, lapse of time or both, would, or would reasonably be expected to, give rise to any default or breach) by any party under any of the Financing Letters or the Definitive Financing Agreements of which Parent or Merger Sub becomes aware, (ii) of any termination of any of the Financing Letters, (iii) of the receipt by Parent or Merger Sub of any written notice or other written communication from any Investor or Debt Financing Source with respect to any (A) actual or potential default, breach, termination or repudiation of any Financing Letter or any Definitive Financing Agreement, or any material provision thereof, in each case by any party thereto, or (B) material dispute or disagreement between or among any parties to any Financing Letter or the Definitive Financing Agreements that would reasonably be expected to prevent or materially delay the Closing or make the funding of the Financing required to pay the Required Amount on the Closing Date less likely to occur or give rise to a right of termination under any such arrangement, and (iv) of the occurrence of an event or development that would reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain all or any portion of the Financing necessary to pay the Required Amount. Without limitation of the foregoing, upon the request of the Company from time to time, Parent will promptly update the Company on the material activity and developments of its efforts to arrange and obtain the Financing, including by providing copies of all definitive agreements (and drafts of all offering documents and marketing materials) related to the Financing, and any amendments, modifications or replacements to any Financing Letters (or any Alternative Financing Commitment Letter).

6.16         Termination of Affiliate Transactions. The Company shall, and shall cause its Affiliates to terminate all Affiliate Transactions other than those set forth on Schedule 6.16, effective as of and conditioned upon the Closing, with no further liability or obligation of the Company or any of its Affiliates thereafter.

6.17         Consent to use the “LANDSEA” Mark. The Company shall use commercially reasonable efforts (with no obligation to incur any fees not conditioned on the Closing) to obtain the consent of Landsea Group Co., Ltd. (“Licensor”) to permit the continued use of the Licensed Mark (as defined in the Trademark License Agreement) for a period of six (6) months following the Closing of the transactions as contemplated by this Agreement. Promptly following the date of this Agreement, the Company shall engage in good faith negotiations with the Licensor to secure such consent.

Article 7
Conditions to Consummation of the Merger

The respective obligations of each of Parent, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by mutual consent of Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

7.1           Purchase of Company Shares. Merger Sub shall have irrevocably accepted for payment all of the Company Shares validly tendered and not withdrawn pursuant to the Offer and Merger Sub shall have consummated the Offer.

7.2           No Injunctions or Restraints; Illegality. The consummation of the Merger shall not be restrained, enjoined, prevented or otherwise prohibited or made illegal by any Order (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity of competent jurisdiction then in effect, and there shall not be in effect any Law that was enacted, promulgated or deemed applicable to the Merger by any Governmental Entity of competent jurisdiction that restrains, enjoins, prevents or otherwise prohibits the consummation of the Merger.

Article 8
Termination, Amendment and Waiver

8.1           Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned (with respect to Sections 8.1(b) through 8.1(j), by written notice by the terminating party to the other party) at any time prior to the Acceptance Time:

(a)       by mutual written agreement of Parent and the Company, by action of their respective boards of directors;

(b)       by either the Company or Parent, if the Acceptance Time shall not have occurred on or before November 12, 2025 (the “Outside Date”); provided, that in the event the Marketing Period has commenced but not yet been completed at the time of the Outside Date, and the Acceptance Time has not yet occurred, then the Outside Date shall be automatically extended to the date that is five (5) Business Days following the then-scheduled end date of the Marketing Period; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose breach of this Agreement (including, in the case of Parent, any such breach by Merger Sub) has been a principal cause of the failure of any condition set forth in Article 7 or the failure of the Acceptance Time to occur on or before the Outside Date;

(c)       by either the Company or Parent, if any court of competent jurisdiction or any other Governmental Entity of competent jurisdiction shall have issued any Order, or any Law shall be in effect that was enacted, promulgated or deemed applicable to the Merger by any Governmental Entity of competent jurisdiction, in each case, permanently restraining, enjoining, preventing or otherwise prohibiting or making illegal (1) prior to the Acceptance Time, the consummation of the Offer, or (2) prior to the Effective Time, the consummation of the Merger, and, in each case, such Order or Law shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall be available only if the party seeking to terminate this Agreement (including, in the case of Parent, Merger Sub) shall have complied in all material respects with its applicable obligations under Section 6.4 before asserting the right to terminate under this Section 8.1(c);

(d)       by Parent, at any time prior to the Acceptance Time, if the Company Board shall have effected a Company Change of Board Recommendation;

(e)       by the Company, at any time prior to the Acceptance Time, in order to enter into a definitive agreement with respect to a Superior Company Proposal, but only if the Company has not breached, in any material respect, its obligations under Section 6.3 with respect to such Superior Company Proposal; provided, that the Company (i) pays, or causes to be paid, to Parent the Company Termination Fee payable pursuant to Section 8.3(a) prior to or concurrently with such termination and (ii) promptly following or concurrently with such termination, enters into a definitive acquisition agreement that documents the terms and conditions of such Superior Company Proposal;

(f)       by Parent if: (i) the Company shall have breached any of its representations, warranties or covenants contained in this Agreement, which breach would result in the failure of either of the conditions set forth in clauses (B)(2) or clauses (B)(3) of Annex A, (ii) Parent shall have delivered to the Company written notice of such breach of this Agreement and (iii) such breach is not capable of cure or, if capable, shall not have been cured within the earlier of the Outside Date or thirty (30) days from the date of delivery of such written notice to the Company; provided, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(f) if either Parent or Merger Sub are then in breach of their respective obligations under this Agreement such that the Company has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate this Agreement pursuant to Section 8.1(g);

(g)       by the Company if: (i) Parent or Merger Sub shall have breached any of their representations, warranties or covenants contained in this Agreement which caused or would reasonably be expected to cause a Parent Material Adverse Effect, (ii) the Company shall have delivered to Parent written notice of such breach and (iii) such breach is not capable of cure or shall not have been cured within the earlier of the Outside Date or thirty (30) days from the date of delivery of such written notice to Parent; provided, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in breach of its obligations under this Agreement such that Parent has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate this Agreement pursuant to Section 8.1(f);

(h)       by the Company if Merger Sub shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer pursuant to Article 1 within three (3) Business Days of the time period specified therein or extend the Offer pursuant to Article 1 within the applicable time period specified therein;

(i)       by the Company if, at any time following the Expiration Time, (1) the conditions set forth in Annex A (other than those conditions that by their nature are to be satisfied as of immediately prior to the Expiration Time, but subject to such conditions being able to be satisfied or waived at or prior to the Expiration Time) have been satisfied or waived at or prior to the Expiration Time (after giving effect to any extensions thereof in accordance with this Agreement), (2) Merger Sub shall have failed to consummate (as defined in Section 251(h) of the DGCL) the Offer in accordance with Article 1, (3) the Marketing Period has ended and the Company has irrevocably confirmed by written notice following the end of the Marketing Period to Parent of the Company’s intention to terminate this Agreement pursuant to this Section 8.1(i) if Merger Sub fails to consummate (as defined in Section 251(h) of the DGCL) the Offer within three (3) Business Days following the date of the Company’s delivery of such notice (with such notice stating the basis for such termination) and indicating that the Company is ready, willing and able to consummate the transactions contemplated by this Agreement on the terms contemplated hereby, and (4) Merger Sub fails to consummate (as defined in Section 251(h) of the DGCL) the Offer prior to the expiration of such three (3) Business Day period; provided, that the right to terminate this Agreement pursuant to this Section 8.1(i) shall not be available to the Company if the Company is then in breach of its obligations under this Agreement such that Parent has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate this Agreement pursuant to Section 8.1(f); provided further, that notwithstanding anything in Section 8.1(b) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 8.1(b) during any such three (3) Business Day period following delivery of the notice referred to in clause (3) above.

(j)       by either the Company or Parent if the Offer (as extended in accordance with Section 1.1(d)(ii)) expires in accordance with its terms and the terms of this Agreement and at such time as (i) all of the Offer conditions having been satisfied or waived (other than (x) the Minimum Condition and (y) other than those conditions that by their nature are to be satisfied as of immediately prior to the Expiration Time, but subject to such conditions being able to be satisfied or waived at or prior to the Expiration Time), and (ii) the Minimum Condition having not been satisfied, in each case, without the acceptance for payment of any Company Shares thereunder; provided that the right to terminate this Agreement pursuant to this Section 8.1(j) shall not be available to any party whose breach of this Agreement (including, in the case of Parent, any such breach by Merger Sub) has been a principal cause of the Minimum Condition having not yet been satisfied.

8.2           Effect of Termination. Notwithstanding anything to the contrary in this Agreement, in the event of valid termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Parent, the Company, Merger Sub or their respective Related Parties, or on the part of the Debt Financing Sources; provided that, subject in all respects to Section 8.3, Section 9.16 and Section 9.17 (including, in each case, the limitations set forth therein), the provisions of Section 6.2(b), Section 6.6, the expense reimbursement and indemnification provisions of Section 6.14(g), this Section 8.2, Section 8.3, Article 9 of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement, in each case, in accordance with and subject to their respective terms and conditions in all respects. For the avoidance of doubt, any termination by Parent shall also be an effective termination by Merger Sub.

8.3           Fees and Expenses.

(a)       The parties agree that if this Agreement is validly terminated by Parent in accordance with Section 8.1(d), or by either party in accordance with Section 8.1(b) if the Agreement is then terminable by Parent pursuant to Section 8.1(d), or by the Company in accordance with Section 8.1(e), then the Company shall pay (or cause to be paid) to Parent (or its designee) prior to or concurrently with such termination, in the case of a termination by the Company, or within two (2) Business Days thereafter, in the case of a termination by Parent, the Company Termination Fee.

(b)       The parties agree that (i) if this Agreement is validly terminated by (A) either Parent or the Company in accordance with Section 8.1(b) or Section 8.1(j) (provided that, with respect to any such termination by the Company, the right to terminate this Agreement pursuant to Section 8.1(b) or Section 8.1(j), as applicable, was then available to Parent) or (B) by Parent pursuant to Section 8.1(f), (ii) prior to the date of such termination, a bona fide Company Acquisition Proposal is made public by the Company or any other Person or otherwise becomes publicly known and is not withdrawn prior to the Acceptance Time, and (iii) within twelve (12) months after such termination (A) the Company enters into a definitive agreement with respect to any Company Acquisition Proposal or (B) the transactions contemplated by any Company Acquisition Proposal are consummated (which need not be the same Company Acquisition Proposal that was made public or publicly known prior to the termination of this Agreement), then the Company shall pay (or cause to be paid) the Company Termination Fee, to Parent (or its designee), by wire transfer of same-day funds no later than two (2) Business Days after the consummation of such transaction. For purposes of this Section 8.3(b), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 9.6, except that the references to “20% or more” shall be deemed to be references to “more than 50%.”

(c)       The parties agree that if this Agreement is validly terminated by the Company pursuant to (x) Section 8.1(g), (h) or (i) or (y) Section 8.1(b), (c) or (j) under circumstances in which the Company would have been entitled to terminate the Agreement pursuant to Section 8.1(g), (h) or (i), Parent shall pay to the Company, within two (2) Business Days following such termination, the Parent Termination Fee, it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(d)       The Company, Parent and Merger Sub acknowledge that the agreements contained in this Section 8.3 are an integral part of this Agreement and that, without this Section 8.3, the Company, Parent and Merger Sub would not have entered into this Agreement, and that each of the Company Termination Fee and the Parent Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Parent or the Company in the circumstances in which such fee is payable, as applicable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. Accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences a Proceeding which results in a judgment against the other party for the payment set forth in this Section 8.3, such paying party shall pay the other party’s reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Proceeding not to exceed $500,000 (the “Expense Cap”), together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made, through the date such payment is actually received.

(e)       Notwithstanding anything to the contrary in this Agreement or any Ancillary Document or otherwise, subject in all respects to Section 8.2, this Section 8.3, Section 9.16 and Section 9.17 (including, in each case, the limitations set forth therein), (i) in the event that this Agreement is terminated under circumstances where the Company Termination Fee is payable, payment of the Company Termination Fee and, if applicable, the cost of expenses of Parent described in Section 8.3(d) shall constitute the sole and exclusive remedy (whether at Law, in equity, in Contract, in tort or otherwise) of Parent, Merger Sub, any Parent Related Party and any other Person in connection with any termination of this Agreement in the circumstances in which such Company Termination Fee became payable, and upon payment of such amount, none of the Company Related Parties or the Debt Financing Sources shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement and (ii) in the event that this Agreement is terminated under circumstances where the Parent Termination Fee is payable, payment of the Parent Termination Fee and, if applicable, the cost of expenses of the Company described in Section 8.3(d) shall constitute the sole and exclusive remedy (whether at Law, in equity, in Contract, in tort or otherwise) of the Company, any Company Related Party and any other Person in connection with any termination of this Agreement in the circumstances in which such Parent Termination Fee became payable, and upon payment of such amount, none of the Parent Related Parties or the Debt Financing Sources shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events. Notwithstanding anything to the contrary in this Agreement or any documents executed in connection with this Agreement or otherwise, but subject in all respects to Section 9.17 (including the limitations set forth therein), the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise, together with any payment in connection with this Agreement or otherwise, of Parent and its Related Parties, on the one hand, and, the Company and its Related Parties, on the other hand, collectively (including monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise (including Willful Breach), or monetary damages in lieu of specific performance) (i) under this Agreement or any Ancillary Document or otherwise, (ii) in connection with the failure of the Offer, the Merger or any other transaction contemplated by this Agreement to be consummated or (iii) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any Ancillary Document or otherwise, will not exceed under any circumstances an amount equal to the sum of, in the case of Parent, the Parent Termination Fee and Expense Cap, and in the case of the Company, the Company Termination Fee and Expense Cap (the “Maximum Liability Amount”).

Article 9
General Provisions

9.1           Amendment. This Agreement may be amended at any time prior to the Effective Time only by execution of an instrument in writing signed by each of the Company, Parent and Merger Sub. Notwithstanding anything else to the contrary herein, no amendment, modification or alteration to the provisions set forth in Sections 8.2 and 8.3 (solely to the extent relating to the Debt Financing Sources), this sentence of Section 9.1, Section 9.11 (solely to the extent that it relates to the Debt Financing Sources), Section 9.12 (solely to the extent it relates to the Debt Financing Sources), Section 9.14 (solely to the extent that it relates to the Debt Financing Sources), and Section 9.17 (solely to the extent that it relates to the Debt Financing Sources) (and any related definitions to the extent an amendment, modification or alteration of such definitions would modify the substance of any of the foregoing provisions) in any manner materially adverse to the Debt Financing Sources shall not be effective as to any Debt Financing Source without the prior written consent of the applicable Debt Financing Source.

9.2           Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

9.3           Non-Survival of Representations and Warranties. None of the representations, warranties, covenants or other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, or any rights arising out of any breach of any of the foregoing, shall survive the Effective Time, except that this Section 9.3 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein.

9.4           Fees and Expenses. Except as otherwise expressly provided in this Agreement, all Expenses incurred by the parties hereto shall be borne solely and entirely by the party that has incurred the same, whether or not the Offer and/or the Merger is consummated.

9.5           Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained and delivery is followed within one (1) Business Day by email pursuant to clause (c) or delivered in Person), (b) on the next Business Day if transmitted by national overnight courier or (c) on the date delivered if sent by email (to the extent that no “bounceback” or similar message indicating non-delivery is received with respect thereto), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to Parent or Merger Sub, addressed to it at:

The New Home Company Inc.

18300 Von Karman Ave, Suite 1000

Irvine, CA 92612

Attention: Miek Harbur, Executive Vice President & General Counsel
Email: [***]

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention:

Brian P. Finnegan

Usman Arain

Email:

bfinnegan@paulweiss.com

uarain@paulweiss.com

If to the Company, addressed to it at:

Landsea Homes Corporation
1717 McKinney Avenue, Suite 1000
Dallas, TX 75202

Attention: John Ho
Email: [***]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

650 Town Center Drive, Suite 2000

Costa Mesa, CA 92626

Attention:

Charles K. Ruck

Michael A. Treska

Darren J. Guttenberg

Email:

charles.ruck@lw.com

michael.treska@lw.com

darren.guttenberg@lw.com

9.6           Certain Definitions. For purposes of this Agreement, the term:

“11.0% Senior Notes due 2028” means the Company’s 11.0% Senior Notes due 2028, issued pursuant to the Company Note Purchase Agreement.

“8.875% Senior Notes due 2029” means the Company’s 8.875% Senior Notes due 2029, issued under the Company Senior Notes Indenture.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and non-use and other provisions that are at least as restrictive in all respects with respect to the Company or Parent, as applicable, than those contained in the Confidentiality Agreement; provided, that any such confidentiality agreement (i) need not contain any standstill or similar provision, (ii) shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company or Parent, as applicable, from satisfying any of its obligations hereunder, and (iii) shall not prevent the Company from disclosing the identity of such counterparty to Parent, Merger Sub or its Affiliates.

“Acceptance Time”shall mean the date and time of the irrevocable acceptance for payment by Merger Sub of Company Shares pursuant to and subject to the conditions of the Offer.

“Affiliate” when used with respect to any Person, means any other Person who is an “affiliate” of that first Person within the meaning of Rule 405 promulgated under the Securities Act; provided, that (i) except in the case of the definitions of “Parent Related Party” and “Related Party”, Section 6.6, Article 8 and Section 9.11, in no event shall Parent or any of its Subsidiaries be considered an Affiliate of any other portfolio company or investment fund affiliated with or managed by affiliates of Apollo Global Management, Inc., nor shall any other portfolio company or investment fund affiliated with or managed by affiliates of Apollo Global Management, Inc., be considered to be an Affiliate of Parent or any of its Subsidiaries, and (ii) in no event shall any unconsolidated joint venture of the Company be deemed an Affiliate of the Company for purposes of this Agreement.

“Anti-Corruption Laws” means any Laws prohibiting money laundering, bribery, or corruption (governmental or commercial) which apply to the Company and Company Subsidiaries from time to time, including the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) (whether or not such plan is subject to ERISA), each bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy, agreement or arrangement, and each employment, consulting, severance, change in control, retention, termination, pension, retirement, disability benefit, health, welfare, vacation, life insurance, fringe benefit, supplemental benefit plan, program, policy, agreement, scheme or arrangement, in each case, sponsored, maintained, contributed to or required to be contributed to by the Company or any Company Subsidiary for the benefit of any Participant, or between the Company or any Company Subsidiary, on the one hand, and any Participant, on the other hand, or with respect to which the Company or any Company Subsidiary has any direct or indirect liability, excluding any Multiemployer Plan and any programs sponsored or maintained by a Governmental Entity.

“Business Day” means any day other than a Saturday, Sunday or any day on which commercial banks in New York, New York are required by applicable Law to close.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means any offer or proposal from a Third Party (other than Parent, Merger Sub or their respective Affiliates) concerning (a) a merger, consolidation, or other business combination transaction (including any single- or multi-step transaction) or series of related transactions involving the Company in which any Person or group (as defined in Section 13(d) of the Exchange Act) would acquire beneficial ownership of Equity Interests representing 20% or more of the voting power of the Company, (b) a sale, lease, license, mortgage, pledge or other disposition, directly or indirectly, by merger, consolidation, business combination, share exchange, partnership, joint venture or otherwise, of assets of the Company (including Equity Interests of a Company Subsidiary) or the Company Subsidiaries representing 20% or more of the consolidated assets of the Company and the Company Subsidiaries based on their fair market value as determined in good faith by the Company Board, (c) an issuance or sale (including by way of merger, consolidation, business combination, share exchange, joint venture or otherwise) of Equity Interests representing 20% or more of the voting power of the Company or a tender offer or exchange offer in which any Person or group (as defined in Section 13(d) of the Exchange Act) would acquire beneficial ownership, or the right to acquire beneficial ownership, of Equity Interests representing 20% or more of the voting power of the Company, or (d) any combination of the foregoing (in each case, other than the Merger).

“Company Change of Board Recommendation” means the Company Board (a) withholds or withdraws (or changes, modifies, amends or qualifies) or publicly proposes to withhold or withdraw (or change, modify, amend or qualify) the Company Board Recommendation, (b) approves, endorses, adopts, recommends or otherwise declares advisable (or publicly proposes, or announces an intention, to approve, endorse, adopt, recommend or otherwise declare advisable), any Company Acquisition Proposal, (c) fails to include the Company Board Recommendation in the Schedule 14D-9, (d) if any Company Acquisition Proposal has been made public, fails to reaffirm the Company Board Recommendation upon request of Parent within the earlier of three (3) Business Days prior to the then-scheduled Expiration Time or ten (10) Business Days after Parent requests in writing such reaffirmation with respect to such Company Acquisition Proposal or (e) fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Company Acquisition Proposal (other than the Offer) subject to Regulation 14D under the Exchange Act within ten (10) Business Days after the commencement of such Company Acquisition Proposal; provided, however, that (i) any written notice of the Company’s intention to make a Company Change of Board Recommendation prior to effecting such Company Change of Board Recommendation in accordance with Section 6.3(e) and Section 6.3(f) in and of itself shall not be deemed a Company Change of Board Recommendation, and (ii) Parent may make such request pursuant to subsection (d) only once with respect to such Company Acquisition Proposal unless such Company Acquisition Proposal is subsequently publicly modified in which case Parent may make such request once each time such a modification is made.

“Company Credit Facility” means the Amended and Restated Credit Agreement, dated as of April 19, 2024, by and among Landsea Homes Corporation, as Borrower, Bank of America, N.A., as Administrative Agent and L/C Issuer, the lenders party thereto, U.S. Bank National Association as Joint Lead Arranger and Syndication Agent and BofA Securities, Inc., as Joint Lead Arranger and a Sole Bookrunner, as amended by the First Amendment to Amended and Restated Credit Agreement dated February 24, 2025 and the Second Amendment to Amended and Restated Credit Agreement dated May 8, 2025.

“Company Equity Awards” means each Company Stock Option, Company PSU Award and Company RSU Award.

“Company Equity Plan” means the Company’s 2020 Stock Incentive Plan.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary.

“Company Intervening Event” means any fact, change, condition, occurrence, effect, event, circumstance or development with respect to the Company and the Company Subsidiaries, taken as a whole, that (a) was not known or reasonably foreseeable (with respect to substance or timing) to the Company Board, or a committee thereof, as of or prior to the date of this Agreement and (b) first becomes known to the Company Board after the execution of this Agreement and at any time prior to the Acceptance Time; provided, however, that any change, condition, occurrence, effect, event, circumstance or development (i) that is set forth in clauses (i) through (vi) of the definition of “Company Material Adverse Effect”, (ii) involves or relates to a Company Acquisition Proposal or a Superior Company Proposal (which, for purposes of this definition, shall be read without reference to any percentages set forth in the definitions of “Company Acquisition Proposal” or “Superior Company Proposal”) or any inquiry or communications or matters relating thereto, (iii) resulting from a breach of this Agreement by the Company or (iv) solely resulting from a change after the execution and delivery of this Agreement in the market price or trading volume of the Company Shares (but not, in each case, the underlying cause of such changes) shall not be deemed to constitute a Company Intervening Event.

“Company Material Adverse Effect” shall mean any state of facts, change, condition, occurrence, effect, event, circumstance or development (each an “Effect”, and collectively, “Effects”), individually or in the aggregate, that (a) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, properties, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole or (b) would reasonably be expected to prevent the Company from consummating, or to materially impair or materially delay the ability of the Company to consummate, the Merger or any of the other transactions contemplated by this Agreement; provided, however, that, solely in the case of clause (a), no Effect (by itself or when aggregated or taken together with any and all other Effects) to the extent directly or indirectly resulting from, attributable to or arising out of any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred, except to the extent any Effect directly or indirectly results from, arises out of or is attributable to the matters described in following clauses (i) through (vi), to the extent such Effect disproportionately and adversely affects the Company and its Subsidiaries relative to other companies operating in the industry in which the Company or its Subsidiaries operate (in which, case the incremental disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a “Company Material Adverse Effect”):

(i)       general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(ii)       general conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii)       general conditions (or changes in such conditions) in the homebuilder industry or any other industries in which the Company or the Company Subsidiaries operate;

(iv)       political conditions (or changes in such conditions) in the United States or any other country or region in the world, or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world;

(v)       earthquakes, hurricanes, tsunamis, tornadoes, floods, epidemics, pandemics, cyberattacks, mudslides, wildfires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

(vi)       changes or proposed changes in Law after the date of this Agreement (or the interpretation or enforcement thereof) or changes or proposed changes in GAAP or other accounting standards (or the interpretation or enforcement thereof);

(vii)       the announcement of, or the compliance with, this Agreement, or the pendency or consummation of the transactions contemplated hereby, including (A) the identity of Parent, Merger Sub or their Affiliates and (B) the termination of (or the failure or potential failure to renew or enter into) any Contracts with customers, suppliers, distributors or other business partners, and (C) any other negative development in the Company’s relationships with any of its customers, suppliers, distributors or other business partners; provided that (1) this clause (vii) shall not apply to any representations and warranties set forth in Section 4.4 or the conditions set forth in clause (B)(2) of Annex A with respect to the representations warranties set forth in Section 4.4 and (2) in the case of subclauses (A), (B) and (C) of this clause (vii), the Company and its Subsidiaries have complied with their obligations under Section 6.1;

(viii)       any actions taken or failure to take action, in each case, by Parent or any of its controlled Affiliates, or the taking of any action required by this Agreement (other than any action required by the first sentence of Section 6.1), or the failure to take any action prohibited by this Agreement.

(ix)       any voluntary departure of any officers, directors, employees or independent contractors of the Company or the Company Subsidiaries, directly resulting from, arising out of, attributable to, or related to the transactions contemplated by this Agreement;

(x)       changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or any failure by the Company to meet any estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans, operational metrics or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless the underlying cause of such changes or failures would otherwise be excepted from the definition of a “Company Material Adverse Effect”); or

(xi)       the availability or cost of equity, debt or other financing available to Parent or Merger Sub.

“Company Note Purchase Agreement” means that certain note purchase agreement, dated as of July 17, 2023, by and among the Company, U.S. Bank Trust Company, National Association, as the agent, and the purchasers named therein, as amended by the First Amendment to the Company Note Purchase Agreement.

“Company PSU Award” means any award of performance share units pursuant to the Company Equity Plan.

“Company Related Party” means the Company and its Subsidiaries and any of their respective former, current or future officers, employees, directors, partners, stockholders, managers, members or Affiliates.

“Company RSU Award” means any award of restricted stock units pursuant to the Company Equity Plan.

“Company Senior Notes” means the Company’s 8.875% Senior Notes due 2029 and 11.0% Senior Notes due 2028.

“Company Senior Notes Indenture” means that certain indenture, dated as of April 1, 2024, among the Company, as issuer, the guarantors from time to time party thereto and U.S. Bank Trust Company, National Association, as trustee.

“Company Stock Option” means any option to purchase Company Shares pursuant to the Company Equity Plan.

“Company Stockholders” means holders of Company Shares in their respective capacities as such.

“Company Termination Fee” means an amount in cash equal to seventeen million dollars ($17,000,000).

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any country or jurisdiction, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended.

“Compliant” means, with respect to the Required Financial Information, that (i) such Required Financial Information, taken as a whole, does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Financial Information, taken as a whole, not misleading under the circumstances under which it is stated (giving effect to all supplements and updates provided thereto), (ii) such Required Financial Information complies in all material respects with all requirements of Regulation S-K and Regulation S-X under the 1933 Act as applicable for a registered public offering of non-convertible debt securities on Form S-1 (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities), (iii) no independent auditor shall have withdrawn any audit opinion with respect to any financial statements contained in the Required Financial Information and (iv) the financial statements and other financial information included in such Required Financial Information would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of high yield debt securities under Rule 144A promulgated under the 1933 Act and are sufficient to permit the Company’s independent accountants to issue a customary “comfort” letter to the Debt Financing Sources to the extent required as part of the Debt Financing, including as to customary “negative assurances” and change period comfort, in order to consummate any offering of debt securities on any day during the Marketing Period (and such accountants have confirmed they are prepared to issue a comfort letter subject to their completion of customary procedures). For the avoidance of doubt, the absence of any Excluded Information from the Required Financial Information shall not be deemed to cause such Required Financial Information to be non-Compliant.

“Contract” shall mean any legally binding contract, subcontract, agreement, obligation, license, sublicense, note, bond, mortgage, indenture, deed of trust, franchise, lease, sublease, loan, credit agreement or other instrument.

“Debt Commitment Letter” means that certain executed Land Banking Arrangement commitment letter (including all exhibits, annexes, schedules and term sheets attached thereto), dated as of the date hereof, and, as applicable, the related fee letter, fee credit letter and engagement letter, among The New Home Company Inc., a Delaware corporation, and the Land Bank party thereto, copies of which have been provided to the Company on or prior to the date hereof (it being understood that each such copy is unredacted in the case of each such commitment letter, and in the case of each such fee letter, fee credit letter and engagement letter redacted solely as to fee amounts and other commercially sensitive economic terms customarily redacted, and such redactions do not relate to any terms that may adversely affect the conditionality, enforceability, availability or termination of the Debt Commitment Letter or reduce the aggregate principal amount of the Land Bank Financing below the amount required to pay the Required Amount).

“Debt Financing” means the Land Bank Financing and any other debt financing that is obtained in connection with financing the transactions contemplated by the Agreement.

“Debt Financing Source” means the Land Bank and any other Person providing Debt Financing and, in each case, their respective former, current and future direct or indirect Affiliates, and their and their Affiliates’ respective representatives, shareholders, members, managers, general or limited partners, management companies, investment vehicles, officers, directors, employees, agents and representatives and each of their respective successors and assigns.

“Environmental Laws” means any applicable Law relating to pollution or protection of the environment or natural resources, including those related to the production, distribution, use, storage, treatment, transportation, recycling, or handling of, or exposure to, Hazardous Materials, or human health and safety (to the extent relating to exposure to Hazardous Materials).

“Environmental Permits” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, share of restricted stock, restricted stock unit, stock appreciation right, phantom stock, performance share or unit, warrant, right or other security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Ex-Im Laws” means all Laws relating to export, re-export, transfer, and import controls, including the U.S. Export Administration Regulations, the International Traffic in Arms Regulations, and the customs and import Laws administered by U.S. Customs and Border Protection.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Schedule TO, Schedule 14D-9 and the Offer Documents and all other matters related to the transactions contemplated by this Agreement.

“First Amendment to the Company Note Purchase Agreement” means the First Amendment to the Company Note Purchase Agreement, by and among, the Company, U.S. Bank Trust Company, National Association, as the agent, and the purchasers named therein.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Governmental Entity” means any supranational, national, federal, state, county, municipal, local or foreign government or other political subdivision thereof, any court, any arbitral body, any entity or instrumentality exercising executive, legislative, judicial, regulatory, taxing, administrative, prosecutorial or arbitral functions of or pertaining to government, or any other governmental or quasi-governmental authority of any nature or any political or other subdivision or part of any of the foregoing or any self-regulatory organization, in each case of competent jurisdiction and with authority to act with respect to the matter in question.

“Hazardous Materials” means any substance, material or waste that is defined, listed or regulated as “toxic,” “hazardous,” a “contaminant,” a “pollutant,” or words of similar meaning under Environmental Law, including asbestos, urea formaldehyde, PCBs, per- and polyfluoroalkyl substances, radon gas, crude oil, and petroleum products, by-products and derivatives.

“Home Sale Contract” means, as of any date of determination, any Contract for the sale of a single-family residence or townhome to a retail home purchaser by the Company or any Company Subsidiary.

“Indebtedness” means, with respect to any Person: (i)(A) the amount of indebtedness of such Person for borrowed money and (B) indebtedness of such Person evidenced by any note, bond, debenture or other debt security, in the case of clauses (A) and (B), whether incurred, assigned, granted or unsecured (which, for the avoidance of doubt, shall not include accounts payable, accrued liabilities or “earn-outs”); (ii) obligations of such Person with respect to interest rate and currency swap arrangements and any other arrangements designed to protect against fluctuations in interest or currency rates payable upon termination thereof; and (iii) reimbursement obligations of such Person with respect to any performance bonds, bank overdrafts, letters of credit and similar charges (to the extent drawn) (which, for the avoidance of doubt, shall not include customer deposits, “earn-outs,” escrow and other similar contingent payment obligations).

“Intellectual Property” means, with respect to any Person, all intellectual property rights and similar proprietary rights, whether registered or unregistered, including all (a) patents, patent applications, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof), (b) trademarks, service marks, and trademark rights in trade dress, logos, slogans, brand names, trade names, taglines, social media identifiers and related accounts, Internet domain names, corporate names and other indicia of origin, and all applications and registrations in connection therewith and all goodwill related thereto, (c) copyrights and corresponding rights in works of authorship (including software), mask works and designs, and all applications and registrations in connection therewith, (d) trade secret rights, know-how, inventions, processes, procedures, databases and corresponding rights in confidential and proprietary information (e) Software and (f) any corresponding or equivalent intellectual property rights recognized anywhere in the world.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means, with respect to a Person, the computers, Software, databases, hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment (including communications equipment, terminals and hook-ups that interface with third party Software or systems) owned, licensed, leased or otherwise used by such Person or any of such Person’s Subsidiaries.

“Knowledge” means (a) when used with respect to the Company and the Company Subsidiaries, the actual knowledge of the individuals listed in Section 9.6(a) of the Company Disclosure Letter and (b) when used with respect to Parent or Merger Sub, the actual knowledge of the named executive officers of Parent.

“Land Bank” means the Persons that have committed to provide the Land Bank Financing (including the Persons party to any Land Banking Arrangement, joinder agreements, credit agreements, purchase agreements, indentures or other definitive agreements relating thereto) and, in each case, their respective former, current and future direct or indirect Affiliates, and their and their Affiliates’ respective representatives, shareholders, members, managers, general or limited partners, management companies, investment vehicles, officers, directors, employees, agents and representatives and each of their respective successors and assigns.

“Land Banking Arrangement” means any arrangement in which the Land Bank purchases real property assets of the Company or a Subsidiary and concurrently enters into an option agreement granting the Company or Subsidiary the right to re-purchase individual residential lots within the subject property in multiple takedowns, and/or enters into a construction agreement with the Company or Subsidiary in which the Company or Subsidiary agrees to perform certain development work with respect to the subject property.

“Law” means any international, national, provincial, state, municipal, local and common laws, treaties, statutes, ordinances, decrees, codes, bylaws, rules, regulations or other requirements, legally binding guidance, Orders, consent decrees, permits, policies, restrictions or licenses of any Governmental Entity, in each case, having the force of law.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, title or survey defect, encumbrance, covenant, condition, claim, restriction, charge, option or other third party right, right of first refusal or first offer, easement, security interest, deed of trust, right-of-way, encroachment, occupancy right, preemptive right, community property interest or other restriction of any nature, whether voluntarily incurred or arising by operation of Law, including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction or defect on the possession, exercise or transfer of any other attribute of ownership of any asset.

“Marketing Period” means the first period of 15 consecutive calendar days commencing after the date of this Agreement (i) throughout and at the end of which Parent shall have the Required Financial Information and the Required Financial Information shall be Compliant (for the avoidance of doubt, if at any time during the Marketing Period the Required Financial Information provided at the commencement of the Marketing Period is not or ceases to be Compliant, then the Marketing Period shall be deemed not to have commenced until Parent shall have received Required Financial Information that is Compliant) and (ii) throughout and at the end of which the conditions set forth in Annex A are satisfied (other than (x) the Minimum Condition, (y) the condition in clause (B)(7) of Annex A and (z) those other conditions that by their nature are to be satisfied as of immediately prior to the Expiration Time, provided that, with respect to the conditions referenced in subclause (z), nothing has occurred and no condition exists that would cause any of such conditions to fail to be satisfied assuming the Expiration Time were to be scheduled as of the end of such 15 consecutive calendar day period); provided, that the Marketing Period shall not be deemed to have commenced if, after the date of this Agreement and prior to the completion of such 15 consecutive calendar day period: (A) the Company’s independent accountant shall have withdrawn its audit opinion with respect to any audited financial statements that are included in the Required Financial Information or announced its intention to do so, in which case the Marketing Period shall not be deemed to commence until a new unqualified audit opinion is issued with respect to such audited financial statements of the Company for the applicable periods by such independent accountant or another national or regional independent public accounting firm reasonably acceptable to Parent (except any “big four” accounting firms will be deemed acceptable), (B) the Company has publicly announced its intention to, or determines that it must, restate any historical financial statements or other financial information included in the Required Financial Information or that any such restatement is under active consideration, in which case, the Marketing Period shall not be deemed to commence until such restatement has been completed and the applicable Required Financial Information has been amended and updated or the Company has publicly announced or informed Parent that it has concluded that no restatement shall be required in accordance with GAAP, (C) any Required Financial Information would not be Compliant at any time during such 15 consecutive calendar day period, in which case the Marketing Period shall not be deemed to commence until Parent shall have received Required Financial Information that is Compliant and meets the requirement of “Required Financial Information”, or (D) the Company shall have failed to file any Report on Form 10-K, Form 10-Q or Form 8-K required to be filed with the SEC pursuant to the Exchange Act in accordance with the periods required by the Exchange Act, in which case (1) in the case of failure to file a Form 10-K or Form 10-Q, the Marketing Period shall not commence or be deemed to commence unless and until such reports have been filed and (2) in the case of failure to file a Form 8-K, the Marketing Period shall toll until such report has been filed; provided, that if the failure to file such report occurs during the final five days of the Marketing Period, the Marketing Period will be extended so that the final day of the Marketing Period shall be no earlier than the fifth Business Day after such report has been filed. If at any time the Company shall in good faith believe that it has provided the Required Financial Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the requirement in the foregoing clause (i) to deliver the Required Financial Information will be deemed to have been satisfied as of the date of delivery specified in such notice (so long as such notice is delivered within two (2) Business Days of such date, or otherwise as of the date of such notice), unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Financial Information on such date and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Financial Information the Company has not delivered); provided that (x) if the Marketing Period has not ended on or prior to August 15, 2025, the Marketing Period shall not commence earlier than September 2, 2025 and (y) July 4, 2025 shall not constitute a day for purposes of calculating the Marketing Period (provided, however, that such exclusion shall not restart the Marketing Period).

“Material Subsidiary” means each of the Company’s Subsidiaries that owns assets with an aggregate value in excess of one million dollars ($1,000,000).

“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA.

“NASDAQ” means The Nasdaq Capital Market.

“Non-Refundable Deposit Contract” means any Contract for the purchase of real property pursuant to which a deposit is required; provided, that the party making such deposit is not and will not be entitled to a refund (in whole or in part) of such deposit (with or without notice, lapse of time, the occurrence of any event or otherwise).

“Order” means any judgment, order, decision, writ, injunction, decree, legal or arbitration award, ruling, SEC requirement or settlement or consent agreement, in each case, with a Governmental Entity of competent jurisdiction that is binding on the applicable Person under applicable Law.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, arose from an action or omission of Parent or Merger Sub that would prevent the consummation of the Merger prior to the Outside Date or materially delay consummation of the Merger.

“Parent Related Party” means Parent, Merger Sub, and any financing sources of Parent or Merger Sub and any of the foregoing’s respective former, current or future Affiliates and any of the foregoing’s respective former, current or future, direct or indirect, officers, directors, employees, Affiliates, stockholders, equity holders, managers, members, partners, agents, attorneys, advisors or other Representatives or any of the foregoing’s respective successors or assigns.

“Parent Termination Fee” means an amount in cash equal to twenty eight million, two hundred and three thousand, four hundred and ninety dollars and seventy one cents ($28,203,490.71).

“Participant” means each current or former individual independent contractor, director, officer or employee of the Company or any of the Company Subsidiaries.

“Permitted Liens” means, with respect a Person, (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings and in each case for which appropriate reserves have been established on or reflected in the financial statements of such Person in accordance with GAAP, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances, in each case, arising by operation of Law in the ordinary course of business for amounts not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established on the consolidated financial statements of such Person in accordance with GAAP, (c) Liens arising from transfer restrictions under securities Laws, (d) with respect to any Company Owned Real Property or Company Leased Real Property, as applicable, all easements, encroachments, covenants, conditions, restrictions, rights-of-way and any other non-monetary title defects, whether or not of record, that would not reasonably be expected to, individually or in the aggregate, materially interfere with the ordinary conduct of the business of such Person and such Person’s Subsidiaries as currently conducted or materially detract from the development, use, occupancy, value or marketability of the affected property, (e) zoning, building, land use, entitlement, environmental regulations and other similar restrictions promulgated by any Governmental Entity, that, (i) in the case of Company Owned Real Property, are not violated by the use of such Company Owned Real Property for the construction or development of homes as proposed by the Company or any Company Subsidiary (including density, setbacks, buildable area, height and other restrictions), and (ii) in the case of Company Leased Real Property, would not reasonably be expected to, individually or in the aggregate, materially interfere with the ordinary conduct of the business of such Person and such Person’s Subsidiaries as currently conducted or materially detract from the development, use, occupancy, value or marketability of the affected property, (f) Liens arising from the ordinary course of business with respect to (i) homeowners or master association obligations, (ii) surety bonds and supporting letters of credit, (iii) payments due in respect of community facility district, metro-district, Mello-Roos, subdivision improvement and similar bonding requirements, local improvement and other similar financing and assessment districts, or (iv) bond financings of political subdivisions or enterprises thereof, (g) Liens arising from obligations of the Company or any Company Subsidiary to any third party in connection with an arrangement that provides for future payments due to the sellers of such real estate which future payments may be made at the time of the sale of such real estate (or parts thereof, including the sale of homes) and which may be contingent on the sale price of such real estate (or parts thereof, including the sales price of homes), which arrangement may include (i) adjustments to the land purchase price, (ii) profit, price and premium participations, (iii) community marketing fees and community enhancement fees and (iv) reimbursable costs paid by the land developer; (h) non-exclusive licenses of Intellectual Property, (i) Liens on leases, subleases, easements, licenses, rights of use, rights to access, and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest, or (j) such other non-monetary Liens which would not, individually or in the aggregate, materially interfere with the ordinary conduct of business of such Person and such Person’s Subsidiaries or, if the same affect Company Owned Real Property or Company Leased Real Property, as applicable, materially detract from the development, use, occupancy, value or marketability of the affected property.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Personal Information” means any information that, alone or in combination with other information held by or on behalf of the Company or any of the Company Subsidiaries, identifies or could reasonably be used to identify an individual or household, and any other personal information that is subject to any applicable Laws that protect the privacy or security of such personal information.

“Proceedings” means all actions, suits, claims (or counterclaims), hearings, arbitrations, investigations, inquiries, litigations, mediations, grievances, audits, examinations or other proceedings, in each case, by or before any Governmental Entity.

“RESPA and Regulation X” means the Real Estate Settlement Procedures Act, 12 U.S.C. Section 2601, et seq., Regulation X, 24 CFR Section 3500, and all Statements of Policy issued by the United States Department of Housing and Urban Development or the Consumer Financial Protection Bureau under RESPA and Regulation X.

“Related Party” means a Company Related Party or a Parent Related Party, as applicable.

“Release” means any release, spill, emission, leaking, pumping, pouring, emptying, leaching, escaping, dumping, injection, deposit, discharge or disposing of any Hazardous Material in, onto or through the natural or indoor environment (including indoor and outdoor air, surface water, groundwater, and land surface and subsurface strata).

“Representatives” means, as to any Person, such Person’s directors, officers, employees, controlled Affiliates, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“Required Financial Information” means (i) all financial statements, financial data, audit reports and other financial information regarding the Company and its Subsidiaries of the type and form that would be required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of debt securities on a registration statement on Form S-1 under the 1933 Act (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities) (including all audited financial statements and all unaudited quarterly interim financial statements, in each case prepared in accordance with GAAP applied on a consistent basis for the periods covered thereby, including applicable comparison period, which, in the case of unaudited quarterly interim financial statements, will have been reviewed by the Company’s independent public accountants as provided in Statement on Auditing Standards 100); and (ii) (A) such other pertinent and customary information regarding the Company and its Subsidiaries as may be reasonably requested by Parent to the extent that such information is of the type and form customarily included in an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A promulgated under the 1933 Act or (B) as otherwise necessary to receive from the Company’s independent public accountants (and any other accountant to the extent that financial statements audited or reviewed by such accountants are or would be included in such offering memorandum) customary “comfort” (including customary “negative assurances” and change period comfort), together with drafts of customary comfort letters that such independent public accountants are prepared to deliver upon the “pricing” of high-yield bonds, with respect to the financial information to be included in such offering memorandum, in each case of clauses (i) and (ii), assuming that such offering were consummated at the same time during the Company’s fiscal year as such offering or syndication will be made. Notwithstanding anything to the contrary in this definition, nothing will require the Company to provide (or be deemed to require the Company to prepare) any Excluded Information.

“Sanctioned Person” means at any time any Person: (i) listed on any Sanctions-related list of designated or blocked persons; (ii) a Governmental Entity of, resident in, or organized under the Laws of a country or territory that is the subject of comprehensive restrictive Sanctions from time to time (which includes, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region and so-called Donetsk People’s Republic and Luhansk People’s Republic in Ukraine) or the government of Venezuela; or (iii) 50% or more owned or controlled by any of the foregoing.

“Sanctions” means those trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including the U.S. Treasury Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, and (iv) His Majesty’s Treasury.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Amendment to Amended and Restated Credit Agreement” means the Second Amendment to Amended and Restated Credit Agreement, by and among Landsea Homes Corporation, as Borrower, Bank of America, N.A., as Administrative Agent and L/C Issuer and the lenders party thereto, dated May 8, 2025.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means any and all computer programs, including operating system and applications software, implementations of algorithms, and program interfaces, whether in source code or object code form and all documentation, including user manuals relating to the foregoing.

“Stockholder Agreement” means the Fourth Amended and Restated Stockholder’s Agreement of the Company, dated as of April 30, 2024, by and between the Company and Landsea Holdings Corporation.

“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be, owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity (which shall include, but not be limited to, the control conferred by serving as managing member, general partner or similar such position with respect to any such entity), any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act or, with respect the Company, any entity that is a “Subsidiary” (as defined above) of the Company as of the date hereof; provided, however, that in no event shall any unconsolidated joint venture of the Company be deemed a Subsidiary of the Company for purposes of this Agreement.

“Superior Company Proposal” means a bona fide written Company Acquisition Proposal (except the references therein to “20% or more” shall be replaced by “more than 50%”) made by a Third Party which the Company Board has determined, in the good faith judgment of the Company Board (after consultation with its financial advisors and outside legal counsel), taking into account such factors as the Company Board considers in good faith to be appropriate (including the conditionality, timing and likelihood of consummation of, and the Person or group making, such proposals), (a) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory, timing and other aspects of the proposal (including financing thereof) and the Person making the Company Acquisition Proposal and (b) if consummated in accordance with its terms, would result in a transaction that is more favorable from a financial point of view to the Company’s Stockholders than the Merger and the other transactions contemplated by this Agreement, in each case, taking into account any changes to the terms of this Agreement proposed in writing by Parent, pursuant to, and in accordance with, Section 6.3 and taking into account any legal, financial, timing, regulatory and approval considerations, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, and the identity of the Person or Persons making the Company Acquisition Proposal.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing, declaration, statement or other document required to be filed or actually filed with a Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means (a) any and all taxes, fees, levies, duties, tariffs, imposts and other similar charges imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, escheat, net worth, capital stock, alternative or add-on minimum, environmental, use, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and gains tax, and (b) any interest, penalty, fine, assessment or addition to any of the foregoing.

“Third Party” shall mean any Person other than the Company, Parent or Merger Sub.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other similar fees and charges incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement.

“Warrant” means those warrants identified as public warrants pursuant to the Warrant Agreement dated as of June 19, 2018 by and between the Company and Continental Stock Transfer & Trust Company pursuant to which such warrants are issued, as amended by the First Amendment to the Warrant Agreement, dated as of January 7, 2021, that are exercisable for one-tenth of one share at a per share exercise price of $1.15 per one-tenth share ($11.50 per whole share).

“Willful Breach” shall mean a material breach of this Agreement that is the consequence of an act or omission undertaken or caused by the breaching party intentionally and with the knowledge that the taking of or the omission of taking such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement.

9.7           Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Agent	6.14(c)(ii)
Aggregate Consideration	5.12(b)
Agreement	Preamble
Alternative Financing	6.15(b)
Alternative Financing Commitment Letter	6.15(b)
Ancillary Documents	9.17
Antitrust Counsel Only Material	6.4(c)
Book-Entry Shares	3.2(b)(iii)
Cancelled Shares	3.1(c)
Capitalization Date	4.2(a)
Certificate of Merger	2.2
Certificates	3.2(b)(ii)
Closing	2.2
Closing Date	2.2
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Recitals
Company Bylaws	4.1(b)
Company Charter	4.1(b)
Company Disclosure Letter	4
Company Employee	6.7(a)
Company Financial Statements	4.7(b)
Company Leased Real Property	4.18(c)
Company Material Contract	4.13(a)(x)
Company Notice Period	6.3(f)
Company Owned Real Property	4.18(a)
Company Permits	4.6(a)
Company Preferred Stock	4.2(a)
Company Property	4.18(c)
Company Real Property Lease	4.18(c)
Company SEC Documents	4.7(a)
Company Subsidiary	4.1(a)
Confidentiality Agreement	6.2(b)
Covered Persons	6.8(a)
D&O Insurance	6.8(c)
Debt Offer	6.14(c)(i)
Debt Offer Documents	6.14(c)(i)
Debt Offers	6.14(c)(i)
Definitive Financing Agreements	6.15(a)
Dissenting Shares	3.3
Effective Time	2.2
Effects	9.6
Enforceability Exceptions	4.3
Equity Commitment Letter	Recitals
Equity Financing	5.12(a)

Evaluation Material	6.2(b)
Exchange Fund	3.2(a)
Excluded Information	6.14(a)
Existing Indemnification Agreements	6.8(a)
Expense Cap	8.3(e)
Expiration Time	1.1(d)(i)
Financing	5.12(a)
Financing Letters	5.12(a)
Insurance Policies	4.20
Investor	Recitals
Investors	Recitals
Land Bank Financing	5.12(a)
Letter of Transmittal	3.2(b)(ii)
Limited Guarantee	5.12(f)
Maximum Liability Amount	8.3(e)
Merger Consideration	3.1(a)
Merger Sub	Preamble
New Plan	6.7(b)
Offering Documents	6.14(a)
Old Plans	6.7(b)
Option Consideration	3.5(a)
Outside Date	8.1(b)
Parent	Preamble
Paying Agent	3.2(a)
Payoff Letter	6.14(e)
PSU Consideration	3.4(c)
Redemption	6.14(c)(iii)
Release	3.4(a)
Representatives	6.2(a)
Required Amount	5.12(b)
RSU Consideration	3.5(b)
SEC	4.7(a)
Section 16	6.10
Significant Company Subsidiary	4.1(a)
Solvent	5.10
Surviving Corporation	2.1(a)
Tender and Support Agreement	Recitals
Trustee	6.14(c)(ii)

9.8           Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.9           Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any such term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an mutually acceptable manner that will achieve, to the maximum extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10         Entire Agreement. This Agreement (together with the Exhibits and Company Disclosure Letter and the other documents delivered pursuant hereto), the Tender and Support Agreements and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements (except the Confidentiality Agreement) and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

9.11         Assignment. This Agreement shall not be assigned by any party by operation of Law or otherwise without the prior written consent of the other parties; provided, that each of Parent and Merger Sub shall have the right, without the prior written consent of the Company, to assign all or any portion of their respective rights, interests and obligations hereunder to a wholly owned direct or indirect Subsidiary of Parent or to any of their respective Affiliates, or to any debt financing sources (including the Debt Financing Sources) for purposes of creating a security interest herein or otherwise assigning as collateral in respect of any debt financing (including the Debt Financing Sources), but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Agreement will be void ab initio.

9.12         No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) from and after the Effective Time, the right of the holders of Company Shares to receive the Merger Consideration, and the rights of the holders of Company Equity Awards to receive the consideration therefor, in accordance with the terms of this Agreement and (b) any Persons entitled to indemnification, advancement of expenses, exculpation or insurance benefits under the provisions of Section 6.8 following the Effective Time, with respect to such provisions and (c) as set forth in or contemplated by the terms of Section 8.2, Section 8.3 and Section 9.17. In addition to the foregoing, the Debt Financing Sources shall be third party beneficiaries of, and shall be entitled to enforce the provisions of Sections 8.2 and 8.3 (solely to the extent related to the Debt Financing Sources), the last sentence of Section 9.1, Section 9.11, this Section 9.12, Section 9.14, and Section 9.17 (solely to the extent related to the Debt Financing Sources). The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.

9.13         Mutual Drafting; Interpretation. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including”

and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Annexes” are intended to refer to Sections of this Agreement and Exhibits and Annexes to this Agreement. The Company Disclosure Letter and Exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular Section or Article in which such words appear. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. Disclosure of any item on the Company Disclosure Letter by reference to any particular Section or Subsection of this Agreement shall be deemed to constitute disclosure with respect to any other Section or Subsection of this Agreement if the relevance of such disclosure to such other Section or Subsection is reasonably apparent on the face of such disclosure. Except as otherwise indicated, “made available”, “provided to” or terms of similar import mean (i) made available to Parent and its advisors in the electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement or (ii) as publicly filed or furnished by the Company with the SEC, in each case, at least two (2) Business Days prior to the date hereof.

9.14         Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)       This Agreement and all claims and causes of action arising in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)       Each of the parties hereto irrevocably agrees that any Proceeding with respect to this Agreement and the rights and obligations arising in connection herewith or any claim or cause of action arising in connection with this Agreement or the negotiation hereof, and any Proceeding for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery does not have subject matter jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising from this Agreement or any of the transactions contemplated hereby or the negotiation hereof in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.14, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Proceeding in such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.5 and agrees that service made in such manner shall have the same legal force and effect as if served upon such party personally within the State of Delaware. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

(c)       EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.14(c).

(d)       Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that (i) it will not bring or support any Proceedings against the Debt Financing Sources arising out of or relating to this Agreement, including any dispute arising out of or relating in any way to the Debt Financing, the Debt Commitment Letter or any other agreement entered into in connection with the Debt Financing or the performance thereof or any of the transactions contemplated hereby or thereby, in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or Federal court and (ii) the provisions of this Section 9.14 relating to the waiver of jury trial shall apply to any such Proceedings.

9.15         Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission, including DocuSign, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall have received a counterpart hereof signed by the other party hereto. Until and unless the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall have received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in.PDF format, via DocuSign or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

9.16         Specific Performance.

(a)       The parties hereto agree that if the Company, Parent or Merger Sub were to breach any of their respective obligations under this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger, the Offer and the other transactions contemplated hereby) in accordance with its specified terms or otherwise breach any such provision, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly, prior to any valid termination of this Agreement in accordance with Section 8.1, subject to Section 9.16(b), (a) the parties shall be entitled to an injunction or injunctions to prevent or remedy breaches of this Agreement and to specific performance of the terms hereof in each case in the Delaware Court of Chancery or, if such court shall not have jurisdiction, in any federal court located in the State of Delaware or any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity, (b) the parties waive any requirement for the securing or posting of any bond or other security in connection with the obtaining of any specific performance or injunctive relief and (c) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law. Subject to Section 8.3(e), either party’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by a party in the case of a breach of this Agreement involving willful breach or fraud.

(b)       Notwithstanding Section 9.16(a) or anything in this Agreement or any Ancillary Document or otherwise to the contrary, and subject in all respects to this Section 9.16(b), in no event shall the Company or any Company Related Party (or any of the foregoing’s respective Representatives) be entitled to enforce or seek to enforce specifically Parent’s or Merger Sub’s obligation to cause all or any portion of the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) or otherwise cause Parent or Merger Sub to take action to consummate the Merger or the Offer (including the obligation to pay all or any portion of the Offer Price and/or the Merger Consideration) unless and only if: (i) the Marketing Period has ended, (ii) with respect to the Offer, the consummation of the Offer, the payment of the Offer Price and the Equity Financing related thereto, all of the conditions to the Offer set forth in Annex A have been satisfied or waived (other than those conditions that by their nature are to be satisfied as of immediately prior to the Expiration Time, but subject to the fulfillment or waiver of such conditions as of immediately prior to the Expiration Time), (iii) with respect to the Merger, the payment of the Merger Consideration and the Equity Financing related thereto, all of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied or validly waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the fulfillment or valid waiver of those conditions at the Closing), (iv) the full amount of the Closing Commitment Amount (as defined in the Debt Commitment Letter) of the Land Bank Financing has been received by Parent in accordance with the terms thereof or will be funded at the consummation of the Offer or the Closing, as applicable, if the Equity Financing is funded at the consummation of the Offer or the Closing, as applicable (provided that (A) Parent and Merger Sub shall not be required to draw down the Equity Financing or consummate the Offer or the Closing, as applicable, if the full amount of the Closing Commitment Amount (as defined in the Debt Commitment Letter) of the Land Bank Financing is not in fact funded at the Closing and (B) if the Offer is consummated, this subclause (iv) shall cease to be a condition to the Company’s right to specific performance as a remedy hereunder), (v) Parent and Merger Sub shall have failed to consummate the Offer in accordance with Article 1 or complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.2, (vi) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Equity Financing and Land Bank Financing are funded, then (A) the Company will take all actions required of it by this Agreement to cause the Closing to occur (and the Company has not revoked, withdrawn, modified or conditioned such confirmation) and (B) the Company is prepared, willing and able to effect the consummation of the Offer, the Closing and the other transactions contemplated by this Agreement and (vii) Parent and Merger Sub fail to consummate the Offer or complete the Closing, as applicable, within three (3) Business Days after delivery of the Company’s irrevocable written confirmation. Notwithstanding anything else to the contrary in this Agreement or any Ancillary Document or otherwise, for the avoidance of doubt, while the Company may, subject in all respects to Section 8.2, Section 8.3, this Section 9.16(b) and Section 9.17 (including, in each case, the limitations set forth therein), concurrently seek (x) specific performance or other equitable relief, subject in all respects to this Section 9.16(b), and (y) payment of monetary damages pursuant to clause (y) of the proviso in Section 8.2 or the Parent Termination Fee, if, as and when required pursuant to Section 8.3(d), under no circumstances shall the Company, directly or indirectly, be permitted or entitled to receive (1) both a grant of specific performance to cause the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) or other equitable relief, on the one hand, and payment of any monetary damages whatsoever and/or the payment of all or any portion of the Parent Termination Fee and/or any of the amounts, if any, as and when due, pursuant to Section 6.14(g) and Section 8.3(d), on the other hand, or (2) both payment of any monetary damages whatsoever, on the one hand, and payment of any of the Parent Termination Fee and/or any of the amounts, if any, as and when due, pursuant to Section 6.14(g) and Section 8.3(e), on the other hand.

9.17         Non-Recourse. Each party agrees, on behalf of itself and its Related Parties, that all Proceedings (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, any documents, certificates, instruments or other papers that are reasonably required for the consummation of the transactions contemplated herein (the “Ancillary Documents”), or any of the transactions contemplated hereunder or thereunder (including the Financing); (b) the negotiation, execution or performance of this Agreement or any of the Ancillary Documents (including any representation or warranty made in connection with, or as an inducement to, this Agreement or any of the Ancillary Documents); (c) any breach or violation of this Agreement or any of the Ancillary Documents; and (d) any failure of any of the transactions contemplated hereunder or thereunder (including the Financing) to be consummated, in each case, may be made only against (and are those solely of) the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement, and in the case of the Ancillary Documents, Persons expressly identified as parties to such Ancillary Documents and in accordance with, and subject to the terms and conditions of, this Agreement or such Ancillary Documents, as applicable. Notwithstanding anything in this Agreement or any of the Ancillary Documents to the contrary, each party agrees, on behalf of itself and its Related Parties, that (x) no recourse under this Agreement or any of the Ancillary Documents or in connection with any of the transactions contemplated hereunder or thereunder

(including the Financing) will be sought or had against any other Person, including any Related Party, the Land Bank, and any Debt Financing Source and (y) neither the Debt Financing Sources nor any other Person, including any Related Party and the Land Bank will have any liability or obligation, for any claims, causes of action or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal liability, obligation or losses whatsoever will attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), in each case, except for claims that the Company, Parent or Merger Sub, as applicable, may assert (subject, with respect to the following clauses (ii) and (iii), in all respects to the limitations set forth in Section 8.2, Section 8.3 and this Section 9.17) (i) against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement or a Tender and Support Agreement, (ii) against each Investor for specific performance of its obligation to fund its committed portion of the Equity Financing solely in accordance with, and pursuant to the terms and conditions of Section 6 of the Equity Commitment Letter or (iii) against the Company, Parent or Merger Sub solely in accordance with, and pursuant to the terms and conditions of, this Agreement. Notwithstanding anything to the contrary in this Agreement or any of the Ancillary Documents, no Parent Related Party or any Debt Financing Source will be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages that may be alleged as a result of this Agreement (other than for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages solely with respect to Parent or Merger Sub) or any of the Ancillary Documents or any of the transactions contemplated hereunder or thereunder (including the Financing), or the termination or abandonment of any of the foregoing.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

LIDO HOLDCO, INC.

By:	/s/ Miek Harbur
Name:	Miek Harbur
Title:	Executive Vice President, General Counsel and Secretary

LIDO MERGER SUB, INC.

By:	/s/ Miek Harbur
Name:	Miek Harbur
Title:	Executive Vice President, General Counsel and Secretary

LANDSEA HOMES CORPORATION

By:	/s/ John Ho
Name:	John Ho
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex A

Conditions to the Offer

Notwithstanding any other provision of the Offer, but subject to compliance with the terms and conditions of that certain Agreement and Plan of Merger, dated as of May 12, 2025 (the “Agreement”) by and among Lido Holdco, Inc., a Delaware corporation (“Parent”), Lido Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Landsea Homes Corporation, a Delaware corporation (the “Company”) (capitalized terms that are used but not otherwise defined in this Annex A shall have the respective meanings ascribed thereto in the Agreement), and in addition to (and not in limitation of) the rights and obligations of Merger Sub to extend the Offer pursuant to the terms and conditions of the Agreement, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Merger Sub to pay for or return tendered Company Shares promptly after termination or withdrawal of the Offer)), pay for any Company Shares that are validly tendered pursuant to the Offer and not withdrawn prior to the Expiration Time, and may extend, terminate or amend the Offer, in each case only to the extent provided by the Agreement, in the event that, as of immediately prior to the Expiration Time (A) the Minimum Condition shall not have been satisfied; or (B) any of the following shall have occurred and continue to exist:

(1)       any Governmental Entity of competent and applicable jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of Company Shares by Parent or Merger Sub, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Company Shares by Parent or Merger Sub, or the Merger, or (ii) issued or granted any Order that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of Company Shares by Parent or Merger Sub, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Company Shares by Parent or Merger Sub, or the Merger;

(2)       (i) the representations and warranties of the Company set forth in Section 4.2(a) and Section 4.2(b) shall not be true and correct in all respects as of the Capitalization Date, except for inaccuracies that would not result in more than a de minimis increase in the aggregate consideration payable by Parent and Merger Sub pursuant to Article 1 and Article 2 of the Agreement, (ii) the representations and warranties of the Company set forth in the second and third sentences of Section 4.1(a) (without giving effect to any “Company Material Adverse Effect” qualifier set forth therein, and solely with respect to Material Subsidiaries) and Section 4.2 (other than Section 4.2(a) and Section 4.2(b)), shall not be true and correct in all material respects on the date hereof and at and as of immediately prior to the Expiration Time, as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date), (iii) the representations and warranties of the Company set forth in the first sentence of Section 4.1(a), the representations and warranties of the Company set forth in Section 4.3, Section 4.23 and Section 4.24 shall not be true and correct in all respects on the date hereof and at and as of immediately prior to the Expiration Time, as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date), and (iv) any other representation and warranty of the Company contained in Article 4 of the Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” qualifiers set forth therein) shall not be true and correct in all respects at and as of immediately prior to the Expiration Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date), except where the failure to be so true and correct would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(3)       the Company shall have failed to comply with or perform in all material respects its agreements, obligations and covenants required to be complied with or performed by it prior to the Expiration Time under the Agreement and such failure to comply or perform shall not have been cured by the Expiration Time;

(4)       since the date of the Agreement, there shall have been any Effect that has had a Company Material Adverse Effect;

(5)       the Company shall not have delivered to Parent a certificate, signed on behalf of the Company by its chief executive officer, certifying that the conditions set forth in clauses (2), (3) and (4) shall not have occurred and be continuing as of immediately prior to the Expiration Time;

(6)       the Agreement shall have been terminated in accordance with its terms (the “Termination Condition”);

(7)       the Marketing Period shall not have been completed; or

(8)       Parent shall not have received the Required Financial Information or such Required Financial Information is not Compliant , in each case, as of immediately prior to the Expiration Time.

The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in the sole discretion of Parent or Merger Sub, subject in each case to the terms of the Agreement and the applicable rules and regulations of the SEC, and except for the Minimum Condition and the Termination Condition (each of which may only be waived with the prior written consent of the Company). The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

***

Exhibit A

Company Certificate of Incorporation

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
LANDSEA HOMES CORPORATION

Landsea Homes Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

A.        The name of the Corporation is Landsea Homes Corporation. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 29, 2017 under the name LF Capital Acquisition Corp.

B.        This Third Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Corporation’s Second Amended and Restated Certificate of Incorporation, which was filed with the Secretary of State of the State of Delaware on January 7, 2021.

C.        The text of the Second Amended and Restated Certificate of Incorporation is amended and restated to read as set forth in Exhibit A attached hereto.

In witness whereof, Landsea Homes Corporation has caused this Third Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of the Corporation, on [__], 2025.

John Ho
Chief Executive Officer

Signature Page to Landsea Homes Corporation – Certificate of Incorporation

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
LANDSEA HOMES CORPORATION

FIRST: The name of this corporation (the “Corporation”) is Landsea Homes Corporation.

SECOND: Its registered office in the State of Delaware is located at 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808, United States and the name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH: The total number of shares of stock which this Corporation is authorized to issue is 1,000. All such shares are of one class and are shares of Common Stock with the par value of $0.01 per share.

FIFTH: The Board of Directors has the power to adopt, amend or repeal the bylaws.

SIXTH: To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL.

SEVENTH: Any amendment, alteration or repeal of Article VI that adversely affects any right of a director shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, alteration or repeal.